As filed with the Securities and Exchange Commission on October 19, 2007
Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INSULET CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3841	04-3523891
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9 Oak Park Drive
Bedford, Massachusetts 01730
(781) 457-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Duane DeSisto
President and Chief Executive Officer
Insulet Corporation
9 Oak Park Drive
Bedford, Massachusetts 01730
(781) 457-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raymond C. Zemlin, Esq. Daniel P. Adams, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000 Fax: (617) 523-1231	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10104 (212) 701-3000 Fax: (212) 269-5420

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Registration
of Securities to be Registered	Registered	Per Unit(2)	Price(2)	Fee(2)
Common stock, par value $0.01 per share(1)	5,484,974 shares	$23.57	$129,280,837	$3,970

(1)	Includes shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average high and low prices of our common stock as reported on The NASDAQ Global Market on October 18, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER     , 2007
Prospectus

4,769,543 Shares

Common Stock

The selling stockholders identified in this prospectus are selling 4,769,543 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “PODD.” The last reported trading price of our common stock on October 18, 2007 was $23.77 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to the selling stockholders, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 715,431 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on       , 2007.

JPMorgan	Merrill Lynch & Co.

Leerink Swann	Thomas Weisel Partners LLC	Canaccord Adams

       , 2007

An innovative insulin infusion system that makes diabetes a smaller part of life

The Personal Diabetes Manager
3:00p 2/11
Bolus
Temp basal
My records
Settings
Suspend
Status
Select
No tubing
The OmniPod
Virtually pain-free automated cannula insertion
Fully-integrated FreeStyle® blood glucose meter

OmniPod®

Insulin Management System

Insulet Corporation

No strings attached.™

The OmniPod System overcomes the barriers presented by conventional insulin pumps and offers patients unprecedented discretion, comfort and ease in using CSII* therapy to manage their diabetes.

The OmniPod is a small, lightweight, self-adhesive, disposable insulin infusion device that the patient wears directly on the skin beneath clothing for up to three days and then replaces. The OmniPod features no tubing and virtually pain-free automated cannula insertion.

Product is shown at actual size.

3:00p 2/11
Bolus
Temp basal
My records
Settings
Suspend
Status
Select
OmniPod

The Personal Diabetes Manager (PDM) is a wireless, menu-driven, hand-held device that the patient uses to program the OmniPod with personalized insulin delivery instructions, check blood glucose levels using FreeStyle® test strips and store and display diabetes management records.

Insulet Corporation

* Continuous Subcutaneous Insulin Infusion

The OmniPod System is easy to train, learn and use.

1

2

3

Skin
45°
6.5 mm

At the press of a single button on the PDM, the OmniPod's introducer needle penetrates the skin and retracts, inserting a small tube (cannula) to a consistent depth and angle in a fraction of a second and allowing insulin delivery to begin. At the end of three days or when the insulin supply is depleted, the patient simply removes the OmniPod, and fills and applies a new one.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

OMNIPOD and the OMNIPOD design are registered trademarks of ours, and INSULET and POD are trademarks of ours. Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners, including, but not limited to, FREESTYLE, which is a registered trademark of Abbott Diabetes Care, Inc., and NAVIGATOR, which is a registered trademark of Abbott Laboratories.

Our estimates of market share and market size in this prospectus were based on, in certain cases, public disclosure, industry and trade publications and reports prepared by third parties, which we believe to be reliable, but have not independently verified.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the information contained in the section entitled “Risk Factors.” You should read the following summary together with the more detailed information and consolidated financial information and the notes thereto included in this prospectus. In this prospectus, unless the context otherwise requires, the terms “Insulet,” “we,” “us,” “our” and “our company” refer to Insulet Corporation, a Delaware corporation, and its wholly-owned subsidiary.

Our Business

We are a medical device company that develops, manufactures and markets an innovative, discreet and easy-to-use insulin infusion system for people with insulin-dependent diabetes. Our proprietary OmniPod Insulin Management System, which consists of our OmniPod disposable insulin infusion device and our handheld, wireless Personal Diabetes Manager, is the only commercially-available insulin infusion system of its kind. Conventional insulin pumps require people with insulin-dependent diabetes to learn to use, manage and wear a number of cumbersome components, including up to 42 inches of tubing. In contrast, the OmniPod System features only two discreet, easy-to-use devices that eliminate the need for a bulky pump, tubing and separate blood glucose meter, provide for virtually pain-free automated cannula insertion, communicate wirelessly and integrate a blood glucose meter. We believe that the OmniPod System’s unique proprietary design offers significant lifestyle benefits to people with insulin-dependent diabetes.

The U.S. Food and Drug Administration, or FDA, approved the OmniPod System in January 2005 and we began commercial sale of the OmniPod System in the United States in October 2005. Our revenue for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 was $50,000, $3.7 million and $5.2 million, respectively. We have incurred a significant net loss since our inception, including a net loss of $36.0 million for the year ended December 31, 2006 and $24.2 million for the six months ended June 30, 2007. As of June 30, 2007, we had an accumulated deficit of $126.3 million. As we have grown our business, our net loss has increased each quarter and we expect our rate of loss to continue to increase on a quarterly basis into 2008. To date, we have focused our sales and marketing efforts in the Eastern and Midwestern United States. As of September 30, 2007, we had approximately 3,200 patients using the OmniPod System in the United States, which represents an increase of approximately 750 patients since June 30, 2007. Historically, the growth in our quarterly revenue has not been consistent with our quarterly patient growth due to a number of factors, including the deferral of revenue received from new patients within 45 days prior to the end of a quarter and the timing and average size of reorders from existing patients. Accordingly, although our revenue for the third quarter of 2007 increased compared to our revenue for the prior quarter, this increase is not as large on a percentage basis as the increase in the number of customers during the third quarter of 2007.

Our Market

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. In people with diabetes, blood glucose levels fluctuate between very high levels, a condition known as hyperglycemia, and very low levels, a condition called hypoglycemia. Hyperglycemia can lead to serious short-term complications, such as confusion, vomiting, dehydration and loss of consciousness; long-term complications, such as blindness, kidney disease, nervous system disease, amputations, stroke and cardiovascular disease; or death. Hypoglycemia can lead to confusion, loss of consciousness or death.

The International Diabetes Federation, or IDF, estimated that diabetes currently affects 246 million people worldwide. The IDF expects that by 2025, 380 million people worldwide will be affected by diabetes due to increasing overall life expectancy, worsening diet trends, increasingly sedentary lifestyles and the growing incidence of obesity. Frost & Sullivan estimated that in 2006, 20.7 million people in the United States, or approximately 7% of the population, had diabetes, and reported that it expected this number to increase to 23.9 million people by 2011. Diabetes is typically classified as either Type 1, which is characterized by the body’s nearly complete inability to produce insulin, or Type 2, which is the more common form and is characterized by the body’s inability to either properly utilize or produce enough insulin. Some Type 2 diabetes patients can control their blood glucose levels using exercise, diet and/or oral medications. However, all Type 1 diabetes patients and a subset of Type 2 diabetes patients require daily insulin therapy, typically administered via injections or conventional insulin pumps, to survive. Frost & Sullivan estimates that approximately 26% of diagnosed Type 2 patients used insulin therapy in 2006. Throughout this prospectus, we refer to both Type 1 diabetes and insulin-requiring Type 2 diabetes as insulin-dependent diabetes. Frost & Sullivan estimated that in 2006, there were 4.9 million people with insulin-dependent diabetes in the United States.

Many healthcare professionals believe that blood glucose levels are controlled more effectively when insulin therapy more closely mimics the functioning of a normal pancreas; that is, when it is more physiological. Intensive insulin management has emerged as the best way for people with insulin-dependent diabetes to achieve near-normal blood glucose levels. Today, there are two primary methods for practicing intensive insulin management: multiple daily injection, or MDI, therapy with syringes or insulin pens, or continuous subcutaneous insulin infusion, or CSII, therapy using conventional insulin pumps. CSII therapy is considered the more physiological therapy of the two, and several studies have proven its clinical superiority over MDI therapy.

To date, CSII therapy has required the use of conventional insulin pumps. Conventional insulin pumps are generally pager-sized, cartridge-loaded devices typically worn on the patient’s belt or in a pocket with up to 42 inches of external tubing connected to a cannula that is manually inserted beneath the patient’s skin using relatively large and painful introducer needles. Conventional insulin pumps also require patients to use a separate blood glucose meter. According to Frost & Sullivan, the market for equipment relating to CSII therapy, consisting of conventional insulin pumps and pump supplies, was $564.4 million in 2003 and is expected to increase at a compounded annual growth rate of 15.9% through 2010. Although CSII therapy has been shown to be clinically superior to MDI therapy for managing diabetes, we currently estimate that of the approximately 1.2 million people with Type 1 diabetes in the United States, only approximately 250,000, or 21%, of these people use CSII therapy. Similarly, we believe that less than 1% of people with insulin-requiring Type 2 diabetes used CSII therapy in 2006. We believe that the utilization of CSII therapy among people with insulin-dependent diabetes has been impeded by the obtrusive design, complexity and large up-front cost of conventional insulin pumps.

Our Solution: The OmniPod System

The OmniPod Insulin Management System utilizes award-winning proprietary designs and technology to combine the functionality of a conventional insulin pump with that of a blood glucose meter in an innovative, discreet and easy-to-use two-part system consisting of the OmniPod and the Personal Diabetes Manager.

•	The OmniPod, measuring 1.6 x 2.4 x 0.7 inches and weighing 1.2 ounces, is a small, lightweight, self-adhesive, disposable insulin infusion device that the patient wears directly on the skin beneath clothing for up to three days and then replaces. During wear, the OmniPod delivers precise, personalized doses of insulin through a small, flexible tube, called a cannula, inserted beneath the skin once at the beginning of wear via an automated, hands-free insertion process. The OmniPod is watertight and does not need to be removed for showering, swimming or exercise, thereby eliminating the interruptions of therapy associated with the disconnecting of conventional insulin pumps.

•	The Personal Diabetes Manager, or PDM, measuring 2.6 x 4.3 x 1.0 inches, is a wireless, menu-driven, hand-held device, similar in size and appearance to a personal digital assistant. The patient uses the PDM to program the OmniPod with personalized insulin delivery instructions and to check blood glucose levels using FreeStyle test strips. The PDM facilitates diabetes management by seamlessly integrating blood glucose results into suggested bolus calculations, incorporating a food reference library, and storing and displaying carbohydrate, insulin delivery and blood glucose records in one device. The PDM also features a large display, large font and a backlight to enhance readability for people with various levels of vision acuity in any setting. When the PDM is not in use, it can be stored conveniently in a purse, pocket, backpack or briefcase.

We believe that there is a very strong consumer element to diabetes management. The OmniPod System was designed to provide an innovative diabetes management solution to people with insulin-dependent diabetes and expand the use of CSII therapy by overcoming many of the key drawbacks of conventional insulin pumps. A significant portion of our customers report being former long-term insulin-injecting Type 1 diabetes patients who have now decided to switch to CSII therapy. Based on these reports, we believe we are expanding the market for CSII therapy by attracting MDI therapy users who had previously foregone the proven clinical benefits of CSII therapy. We believe that the OmniPod System’s proprietary designs and unique functionality offer patients unprecedented discretion, comfort and ease in using CSII therapy to manage their diabetes, while providing a low up-front cost alternative for patients and third-party payors and reducing the training burden for healthcare professionals.

We believe that the following attributes of our solution will lead to the rapid adoption of the OmniPod System as a leading technology in CSII therapy:

•	discreet, two-part design;

•	no tubing;

•	virtually pain-free automated cannula insertion;

•	easy to train, learn and use; and

•	low up-front cost and pay-as-you-go pricing structure.

Our Strategy

Our goals are to expand the use of CSII therapy and to become a leading provider of CSII technology for people with insulin-dependent diabetes. We believe that the OmniPod System’s innovative design and ease-of-use will significantly expand the pool of candidates and the market for CSII therapy and make it the CSII therapy system of choice for healthcare professionals, people with insulin-dependent diabetes and third-party payors. The principal elements of our business strategy include:

•	promoting awareness of the OmniPod System among thought leaders, key academic centers, diabetes clinics and top insulin-prescribing healthcare professionals;

•	promoting awareness and trial experience of the OmniPod System among people with insulin-dependent diabetes;

•	expanding third-party payor coverage for the OmniPod System;

•	enhancing our OmniPod production capabilities to increase capacity and reduce per unit production costs;

•	continuing research and development efforts to enhance the features of the OmniPod System and reduce per unit production costs; and

•	maintaining a customer-focused approach.

Our Sales and Marketing Strategy

Our sales and marketing effort is focused on generating demand and acceptance of the OmniPod System among healthcare professionals, people with insulin-dependent diabetes and third-party payors. We believe that focusing efforts on these three key participants is important given the instrumental role they each play in the decision-making process for diabetes therapy. Our marketing strategy is to build awareness of the benefits of the OmniPod System through a wide range of education programs, patient demonstration programs, support materials and events at the national, regional and local levels.

To date, we have focused our sales and marketing efforts in the Eastern and Midwestern United States in order to align the demand for the OmniPod System with our current capacity to manufacture the OmniPod. As we automate and expand our manufacturing capabilities, we plan to expand our sales and marketing efforts across the United States and internationally and commence broader direct-to-consumer campaigns.

Our Manufacturing Strategy

We believe a key contributing factor to the overall attractiveness of the OmniPod System is the OmniPod disposable insulin infusion device. To manufacture sufficient volumes of the OmniPod, each of which is worn for up to three days and then replaced, and to achieve a low per unit production cost, we have designed the OmniPod to be manufactured through a highly automated process.

We are currently producing the OmniPod on a partially automated manufacturing line at our facility in Bedford, Massachusetts. During 2008, we intend to complete the planned automation of this manufacturing line. Pending construction and installation of the remaining automated manufacturing equipment that we plan to use, we are manually performing these steps in the manufacturing process, which limits our ability to increase our manufacturing capacity and to decrease our per unit cost of goods sold, thereby causing us to incur negative gross margins. In addition, we expect that during 2008, construction of a partially automated manufacturing line will be completed at a facility in China operated by a subsidiary of Flextronics International Ltd. We currently purchase a sub-assembly of some of the OmniPod’s components from Flextronics. Toward the end of 2008, we intend to purchase complete OmniPods from Flextronics. By purchasing OmniPods manufactured by Flextronics in China while continuing to manufacture OmniPods on our manufacturing line in Bedford, we will be able to substantially increase production volumes for the OmniPod and reduce our per unit production costs.

Our current OmniPod manufacturing capacity is approximately 45,000 OmniPods per month. By completing the planned automation of our existing manufacturing line in Bedford, Massachusetts and by purchasing complete OmniPods from Flextronics, we expect to increase the production capacity of OmniPods to in excess of 200,000 OmniPods per month toward the end of 2008.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•	We have incurred significant operating losses since inception, are currently selling the OmniPod System at a loss and cannot assure you that we will achieve profitability.

•	We currently rely entirely on sales of our sole product, the OmniPod System, to generate revenues. The failure of the OmniPod System to achieve and maintain significant market acceptance or any factors that negatively impact sales of this product will adversely affect our business, financial condition and results of operations.

•	Our ability to achieve profitability from a current net loss level will depend on our ability to reduce the per unit cost of producing the OmniPod through the successful implementation of our automated manufacturing strategy and our plan to purchase complete OmniPods manufactured in China.

•	We are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations.

•	Our financial condition or results of operations may be adversely affected by international business risks.

•	Failure to secure or retain adequate coverage or reimbursement for the OmniPod System by third-party payors could adversely affect our business, financial condition and results of operations.

•	We face competition from numerous competitors, most of whom have far greater resources than we have, which may make it more difficult for us to achieve significant market penetration and which may allow them to develop additional products for the treatment of diabetes that compete with the OmniPod System.

•	The patent rights on which we rely to protect the intellectual property underlying the OmniPod System may not be adequate, which could enable third parties to use our technology and would harm our continued ability to compete in the market.

•	Claims that our current or future products infringe or misappropriate the proprietary rights of others could adversely affect our ability to sell those products and cause us to incur additional costs.

Our Corporate Information

Insulet Corporation is a Delaware corporation formed in 2000. Our principal offices are located at 9 Oak Park Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 457-5000. Our website address is http://www.insulet.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

The Offering

Common stock offered by the selling stockholders:	4,769,543 shares

Overallotment option:	715,431 shares

Common stock outstanding before and immediately following the offering:	26,427,641 shares

Use of proceeds:	If the underwriters’ overallotment option is exercised in full, we estimate that we will receive net proceeds from this offering of approximately $ , after deducting underwriting discounts and estimated offering expenses that we must pay. We intend to use any proceeds we receive for general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See the section entitled “Use of Proceeds.”

Dividend policy:	We do not anticipate paying any cash dividends on our common stock.

NASDAQ Global Market symbol:	“PODD”

The number of shares of our common stock to be outstanding immediately following this offering is based on 26,427,641 shares of our common stock outstanding as of September 30, 2007, which excludes:

•	2,865,687 shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2007, at a weighted average exercise price per share of $5.54;

•	78,440 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, at a weighted average exercise price per share of $9.56;

•	535,000 shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan as of September 30, 2007 (subject to an annual increase through January 1, 2012 equal to 3% of the number of shares of our common stock outstanding as of each preceding December 31, up to a maximum of 725,000 additional shares per year); and

•	284,932 shares of our common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan as of September 30, 2007.

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the overallotment option granted to them by us.

Summary Consolidated Financial Data

The summary consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our historical financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, included in this prospectus. The selected historical consolidated financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future. The following summary consolidated financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our consolidated financial statements and the accompanying notes to those consolidated financial statements included in this prospectus.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
				(Unaudited)

Consolidated Statements of Operations Data:
Revenue	$—	$50	$3,663	$1,102	$5,220
Cost of revenue	—	1,530	15,660	7,339	11,471

Gross loss	—	(1,480)	(11,997)	(6,237)	(6,251)

Operating expenses:
Research and development	9,026	10,764	8,094	3,808	4,990
General and administrative	3,950	5,490	8,389	3,324	5,457
Sales and marketing	1,177	3,771	6,165	2,545	6,508

Total operating expenses	14,153	20,025	22,648	9,677	16,955

Operating loss	(14,153)	(21,505)	(34,645)	(15,914)	(23,206)
Other income (expense), net	332	(131)	(1,305)	261	(1,026)

Net loss	(13,821)	(21,636)	(35,950)	(15,653)	(24,232)
Accretion of redeemable convertible preferred stock	(64)	—	(222)	(222)	—

Net loss attributable to common stockholders	$(13,885)	$(21,636)	$(36,172)	$(15,875)	$(24,232)

Net loss per share basic and diluted(1)	$(47.86)	$(70.95)	$(99.72)	$(45.89)	$(3.63)

Weighted-average number of shares used in calculating net loss per share	290,140	304,962	362,750	345,959	6,671,807

(1)	See note 3 to our consolidated financial statements included in this prospectus on page FF-12 for an explanation of the method used to calculate basic and diluted net loss per common share.

	As of December 31,		As of June 30,
	2005	2006	2007
	(In thousands)
			(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,660	$33,231	$119,818
Working capital	$5,168	$785	$110,783
Total assets	$16,792	$57,140	$149,140
Current debt	$1,479	$29,222	$7,943
Long-term debt, net of current portion	$8,302	$—	$21,341
Other long-term liabilities	$315	$316	$1,234
Redeemable convertible preferred stock	$69,500	$119,509	$—
Total stockholders’ (deficit) equity	$(66,091)	$(101,765)	$109,520

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

  We have incurred significant operating losses since inception, are currently selling the OmniPod System at a loss and cannot assure you that we will achieve profitability.

Since our inception in 2000, we have incurred losses every quarter. We began commercial sales of the OmniPod System in October 2005 and we are currently not able to manufacture and sell the OmniPod System at a cost and in volumes sufficient to allow us to achieve profitability. For the quarter ended June 30, 2007, our gross loss from the manufacture and sale of the OmniPod System was $3.7 million. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve or sustain profitability. We have incurred a significant net loss since our inception, including a net loss of $12.7 million for the quarter ended June 30, 2007. As of June 30, 2007, we had an accumulated deficit of $126.3 million. As we have grown our business, our net loss has increased each quarter and we expect our rate of loss to continue to increase on a quarterly basis into 2008.

  We currently rely entirely on sales of our sole product, the OmniPod System, to generate revenues. The failure of the OmniPod System to achieve and maintain significant market acceptance or any factors that negatively impact sales of this product will adversely affect our business, financial condition and results of operations.

Our sole product is the OmniPod System, which we introduced to the market in October 2005. We expect to derive substantially all of our revenue from the sale of this product. Accordingly, our ability to generate revenues is entirely reliant on our ability to market and sell the devices that comprise the OmniPod System. Our sales of the OmniPod System may be negatively impacted by many factors, including:

•	the failure of the OmniPod System to achieve acceptance among opinion leaders in the diabetes treatment community, insulin-prescribing physicians, third-party payors and people with insulin-dependent diabetes;

•	manufacturing problems;

•	changes in reimbursement rates or policies relating to the OmniPod System by third-party payors;

•	claims that any portion of the OmniPod System infringes on patent rights or other intellectual property rights owned by other parties;

•	adverse regulatory or legal actions relating to the OmniPod System;

•	damage, destruction or loss of any of our automated assembly units;

•	competitive pricing and related factors; and

•	results of clinical studies relating to the OmniPod System or our competitors’ products.

If any of these events occurs, our ability to generate revenues could be significantly reduced.

  Our ability to achieve profitability from a current net loss level will depend on our ability to reduce the per unit cost of producing the OmniPod through the successful implementation of our automated manufacturing strategy and our plan to purchase complete OmniPods manufactured in China.

Currently, the sale price of the OmniPod System is not sufficient to cover our direct manufacturing costs. We are in the process of completing the construction, testing and installation of automated manufacturing equipment to be used in the assembly of the OmniPod in order to increase our manufacturing volume. Increased volumes will allow for volume purchase discounts to reduce our raw material costs and improve absorption of manufacturing overhead costs. During 2008, we expect to complete the planned automation of our existing manufacturing line at our facility in Bedford, Massachusetts. Pending construction and installation of the remaining automated manufacturing equipment that we plan to use, we are manually performing these steps in the manufacturing process, which limits our ability to increase our manufacturing capacity and decrease our per unit cost of goods sold, thereby causing us to incur negative gross margins. In addition, we expect that during 2008, construction of a partially automated manufacturing line will be completed at a facility in China operated by a subsidiary of Flextronics International Ltd. We cannot assure you that we will successfully complete the planned automation of our existing manufacturing line or subsequent lines in the future, complete construction of the partially automated line in China or otherwise reduce the per unit cost of manufacturing the OmniPod. Failure to do so would limit our production capacity and our ability to reduce raw material and manufacturing overhead costs. If we are unable to reduce raw material and manufacturing overhead costs through volume purchase discounts and increased production capacity, our ability to achieve profitability will be severely constrained.

  We are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations.

We rely on a number of suppliers who manufacture the components of the OmniPods and PDMs. For example, we rely on Phillips Plastic Corporation to manufacture and supply a number of injection molded components of the OmniPod, Freescale Semiconductor, Inc. to manufacture and supply the application specific integrated circuit that is incorporated into the OmniPod and a subsidiary of Flextronics International Ltd. to manufacture a sub-assembly of some of the OmniPod’s components. Each of these suppliers is a sole-source supplier. In addition, we have recently expanded the scope of our existing contract manufacturing agreement with a subsidiary of Flextronics International Ltd. in China to cover the supply of complete OmniPods. We do not have long-term supply agreements with most of our suppliers, and, in many cases, we make our purchases on a purchase order basis. In some other cases, where we do have agreements in place, our agreements with our suppliers can be terminated by either party upon short notice. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

•	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of the OmniPod System or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•	switching components may require product redesign and submission to the U.S. Food and Drug Administration, or FDA, of a 510(k) supplement;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver products to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or replacement suppliers, particularly for our sole-source suppliers, in part because of the FDA approval process and because of the custom nature of various parts we require. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competing products.

Our financial condition or results of operations may be adversely affected by international business risks.

In order to reduce our cost of goods sold and increase our production capacity, we increasingly rely on third party suppliers located outside of the United States. For example, on January 3, 2007, we entered into a non-exclusive contract manufacturing agreement with a subsidiary of Flextronics International Ltd. for the supply of a sub-assembly of some of the OmniPod’s components. In the second quarter of 2007, we received initial shipments of OmniPod sub-assemblies from Flextronics under the agreement. On October 4, 2007, we expanded the scope of that agreement to cover the production of complete OmniPods. During 2008, we expect to complete the construction of a partially automated manufacturing line at a facility in China operated by Flextronics. As a result, our business will become increasingly subject to risks associated with doing business internationally, including:

•	changes in foreign currency exchange rates;

•	instability in the political or economic conditions;

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	difficulties associated with foreign legal systems;

•	differing protection of intellectual property; and

•	unexpected changes in regulatory requirements.

In particular, as the number of OmniPods manufactured in China increases, our future success will depend in large part on our ability to anticipate and effectively manage these and other risks associated with doing business in China. Any of these factors may have a material adverse effect on our production capacity and, consequently, our business, financial condition and results of operations.

  Failure to secure or retain adequate coverage or reimbursement for the OmniPod System by third-party payors could adversely affect our business, financial condition and results of operations.

We expect that sales of the OmniPod System will be limited unless a substantial portion of the sales price of the OmniPod System is paid for by third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations and other managed care providers. As of September 30, 2007, we had entered into contracts establishing reimbursement for the OmniPod System with national and regional third-party payors covering an estimated 96 million lives. These contracts provide reimbursement in each of the 30 states in which we currently sell the OmniPod System. While we anticipate entering into additional contracts with other third-party payors doing business in these states, we cannot assure you that we will be successful in doing so. In addition, these contracts can generally be terminated by the third-party payor without cause. Also, healthcare market initiatives in the United States may lead third-party payors to decline or reduce reimbursement for the OmniPod System. Moreover, compliance with administrative procedures or requirements of third-party payors may result in delays in processing approvals by those payors for patients to obtain coverage for the use of the OmniPod System. We are an approved Medicare provider and current Medicare coverage for CSII therapy does exist. However, existing Medicare coverage for CSII therapy is based on the pricing structure developed for conventional insulin pumps. Currently, we believe that the coding verification for Medicare reimbursement of the OmniPod System is inappropriate and we are therefore in the process of seeking appropriate coding verification. As a result, we have decided to focus our initial efforts in establishing reimbursement for the OmniPod System by negotiating contracts with private insurers. Failure to secure or retain adequate coverage or reimbursement for the OmniPod System by third-party payors could have a material adverse effect on our business, financial condition and results of operations.

  We face competition from numerous competitors, most of whom have far greater resources than we have, which may make it more difficult for us to achieve significant market penetration and which may allow them to develop additional products for the treatment of diabetes that compete with the OmniPod System.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The OmniPod System competes with a number of existing insulin delivery devices as well as other methods for the treatment of diabetes. Medtronic MiniMed, a division of Medtronic, Inc., has been the market leader for many years and has the majority share of the conventional insulin pump market in the United States. Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Deltec, a division of Smiths Medical MD, Inc. In October 2006, following the lifting of an FDA ban on the import of Disetronic insulin pumps, Roche Disetronic, a division of Roche Diagnostics, announced its re-entry into the conventional insulin pump market in the United States.

All of these competitors are large, well-capitalized companies with significantly more market share and resources than we have. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Many of these competitors have:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or

•	greater financial and human resources for product development, sales and marketing and patent litigation.

We also compete with multiple daily injection, or MDI, therapy, which is substantially less expensive than CSII therapy. MDI therapy has been made more effective by the introduction of long-acting insulin analogs by both sanofi-aventis and Novo Nordisk A/S. While we believe that CSII therapy, in general, and the OmniPod System, in particular, have significant competitive and clinical advantages over traditional MDI therapy, improvements in the effectiveness of MDI therapy may result in fewer people with insulin-dependent diabetes converting from MDI therapy to CSII therapy than we expect and may result in negative price pressure.

Our current competitors or other companies may at any time develop additional products for the treatment of diabetes. For example, there is an inhaled insulin product that was recently introduced by Pfizer Inc., and other diabetes-focused pharmaceutical companies, including Abbott Laboratories, Eli Lilly and Company, MannKind Corporation, Novo Nordisk A/S and Takeda Pharmaceuticals Company Limited, are developing similar products. All of these competitors are large, well-capitalized companies with significantly greater product development resources than us. If an existing or future competitor develops a product that competes with or is superior to the OmniPod System, our revenues may decline. In addition, some of our competitors may compete by changing their pricing model or by lowering the price of their insulin delivery systems or ancillary supplies. If these competitors’ products were to gain acceptance by healthcare professionals, people with insulin-dependent diabetes or third-party payors, a downward pressure on prices could result. If prices were to fall, we may not improve our gross margins or sales growth sufficiently to achieve profitability.

  Technological breakthroughs in diabetes monitoring, treatment or prevention could render the OmniPod System obsolete.

The diabetes treatment market is subject to rapid technological change and product innovation. The OmniPod System is based on our proprietary technology, but a number of companies, medical researchers and existing pharmaceutical companies are pursuing new delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapeutics for the monitoring, treatment and/or prevention of insulin-dependent diabetes. For example, FDA approval of a commercially viable “closed-loop” system that combines continuous “real-time” glucose sensing or monitoring and automatic continuous subcutaneous insulin infusion in a manner that delivers appropriate amounts of insulin on a timely basis without patient direction could have a material adverse effect on our revenues and future profitability. We have an agreement with Abbott Diabetes Care, Inc., a global healthcare company that develops continuous glucose monitoring technology, to develop a product that will integrate the receiver portion of Abbott’s continuous glucose monitor, the FreeStyle Navigator, with the OmniPod System PDM. The FreeStyle Navigator is currently pending FDA approval and is not available on the market. Medtronic, Inc. has developed an FDA-approved product combining continuous glucose sensing and CSII therapy and if we fail to do so, we may be at a significant competitive disadvantage, which could negatively impact our business. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve the treatment of diabetes. Any technological breakthroughs in diabetes monitoring, treatment or prevention could render the OmniPod System obsolete, which may have a material adverse effect on our business, financial condition and results of operations.

  If our existing license agreement with Abbott Diabetes Care, Inc. is terminated or we fail to enter into new license agreements allowing us to incorporate a blood glucose meter into the OmniPod System, our business may be materially adversely impacted.

Our rights to incorporate the FreeStyle blood glucose meter into the OmniPod System are governed by a development and license agreement with Abbott Diabetes Care, Inc., as the successor to TheraSense, Inc. This agreement provides us with a non-exclusive, fully paid, non-transferable and non-sublicensable license in the United States under patents and other relevant technical information relating to the FreeStyle blood glucose meter during the term of the agreement. The term of the agreement is for seven years, with automatic renewals for subsequent three-year periods unless either party provides written notice of termination at least 90 days prior to the scheduled expiration of the then-current term. The current term is scheduled to expire in January 2009. The agreement may also be terminated by Abbott if it discontinues its FreeStyle blood glucose meter or test strips or by either party if the other party is acquired by a competitor of the first party or materially breaches its obligations under the agreement. Termination of this agreement could require us to either remove the blood glucose meter from PDMs to be sold in the future, which would impair the functionality of the OmniPod System, or attempt to incorporate an alternative blood glucose meter into the PDM, which would require us to acquire rights to or develop an alternative blood glucose meter, incorporate it into the OmniPod System and obtain regulatory approval for the new OmniPod System. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Additionally, in the future, we may need additional licenses to intellectual property owned by third parties in order to commercialize new products. If we cannot obtain these additional licenses, we may not be able to develop or commercialize these future products. Our rights to use technologies licensed to us by third parties are not entirely within our control, and we may not be able to continue selling the OmniPod System or sell future products without these technologies.

  The patent rights on which we rely to protect the intellectual property underlying the OmniPod System may not be adequate, which could enable third parties to use our technology and would harm our continued ability to compete in the market.

Our success will depend in part on our continued ability to develop or acquire commercially-valuable patent rights and to protect these rights adequately. Our patent position is generally uncertain and involves complex legal and factual questions. The risks and uncertainties that we face with respect to our patents and other related rights include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the claims of any patents that are issued may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	other parties may challenge patents, patent claims or patent applications licensed or issued to us; and

•	other companies may design around technologies we have patented, licensed or developed.

We also may not be able to protect our patent rights effectively in some foreign countries. For a variety of reasons, we may decide not to file for patent protection. Our patent rights underlying the OmniPod System may not be adequate, and our competitors or customers may design around our proprietary technologies or independently develop similar or alternative technologies or products that are equal or superior to ours without infringing on any of our patent rights. In addition, the patents licensed or issued to us may not provide a competitive advantage. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

  Other rights and measures we have taken to protect our intellectual property may not be adequate, which would harm our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, confidentiality, non-disclosure and assignment of invention agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we currently require employees, consultants and other third parties to enter into confidentiality, non-disclosure or assignment of invention agreements, or a combination thereof where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach;

•	trade secrets and other proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition and results of operations.

  We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce our patents;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

  Claims that our current or future products infringe or misappropriate the proprietary rights of others could adversely affect our ability to sell those products and cause us to incur additional costs.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that we could be increasingly subject to third-party infringement claims as our revenues increase, the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe. For example, we are aware of certain patents and patent applications owned by our competitors that cover different aspects of insulin infusion and the related devices. Any of these third parties might make a claim of infringement against us. In particular, Medtronic, Inc., in a letter dated March 13, 2007, invited us to discuss our “taking a license to certain Medtronic patents.” The patents referenced by this letter relate to technology that is material to our business. We have not had any substantive discussions with Medtronic concerning this matter since our receipt of this letter. While we believe that the OmniPod System does not infringe these patents, we would consider resolving the matter on reasonable terms. If we are unable to reach agreement with Medtronic, Inc. on this matter, they may sue us for infringement. We believe we would have meritorious defenses to any such suit. Any litigation, regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our reputation, business, financial condition or results of operations.

  We are subject to extensive regulation by the U.S. Food and Drug Administration, which could restrict the sales and marketing of the OmniPod System and could cause us to incur significant costs.

We sell medical devices that are subject to extensive regulation by the FDA. These regulations relate to manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-market approval from the FDA, unless an exemption applies. We may be required to obtain a new 510(k) clearance or pre-market approval for significant post-market modifications to the OmniPod System. Each of these processes can be expensive and lengthy, and entail significant user fees, unless exempt. The FDA’s process for obtaining 510(k) clearance usually takes three to twelve months, but it can last longer. The process for obtaining pre-market approval is much more costly and uncertain and it generally takes from one to three years, or longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current clinical applications for which we market our OmniPod System, which includes the use of U-100,which is a common form of insulin. However, our clearances can be revoked if safety or effectiveness problems develop. Further, we may not be able to obtain additional 510(k) clearances or pre-market approvals for new products or for modifications to, or additional indications for, the OmniPod System in a timely fashion or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices. We also are subject to numerous post-marketing regulatory requirements, which include quality system regulations related to the manufacturing of our devices, labeling regulations and medical device reporting regulations, which require us to report to the FDA if our devices cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may change in the future in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notification, or orders for repair, replacement or refunds

•	voluntary or mandatory recall or seizure of our current or future products;

•	administrative detention by the FDA of medical devices believed to be adulterated or misbranded;

•	imposing operating restrictions, suspension or shutdown of production;

•	refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses or modifications to the OmniPod System;

•	rescinding 510(k) clearance or suspending or withdrawing pre-market approvals that have already been granted; and

•	criminal prosecution.

The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

  If we, our contract manufacturers or our component suppliers fail to comply with the FDA’s quality system regulations, the manufacturing and distribution of our devices could be interrupted, and our product sales and operating results could suffer.

We, our contract manufacturers and our component suppliers are required to comply with the FDA’s quality system regulations, which is a complex regulatory framework that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its quality system regulations through periodic unannounced inspections. We cannot assure you that our facilities or our contract manufacturers’ or component suppliers’ facilities would pass any future quality system inspection. If our or any of our contract manufacturers’ or component suppliers’ facilities fails a quality system inspection, the manufacturing or distribution of our devices could be interrupted and our operations disrupted. Failure to take adequate and timely corrective action in response to an adverse quality system inspection could force a suspension or shutdown of our packaging and labeling operations or the manufacturing operations of our contract manufacturers, or a recall of our devices. If any of these events occurs, we may not be able to provide our customers with the quantity of OmniPods they require on a timely basis, our reputation could be harmed and we could lose customers, any or all of which may have a material adverse effect on our business, financial condition and results of operations.

  Our current or future products are subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our current or future products if we or our contract manufacturers fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of these products. A government-mandated recall could occur if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. A voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and harm our reputation with customers. A recall involving the OmniPod System would be particularly harmful to our business, financial condition and results of operations because it is currently our only product.

  We are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of the OmniPod System, and because we cannot assure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws are potentially applicable to us because we provide reimbursement to healthcare professionals for training patients on the use of the OmniPod System. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on our business, financial condition and results of operations.

  If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

  Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of our devices. These suits could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If our current or future products are defectively designed or manufactured, contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misusing our devices or failing to adhere to the operating guidelines of the OmniPod System could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. While we believe that we are reasonably insured against these risks, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and adversely affecting our results of operations.

  Our ability to grow our revenues depends in part on our retaining a high percentage of our customer base.

A key to driving our revenue growth is the retention of a high percentage of our customers. We have developed retention programs aimed at both the healthcare professionals and the patients, which include appeals assistance, patient training, 24/7 customer support and an automatic re-order program for patients. Since we began shipping the OmniPod System in October 2005, we have had a very high customer retention rate; however, we cannot assure you that we will maintain this retention rate in the future. The failure to retain a high percentage of our customers would negatively impact our revenue growth and may have a material adverse effect on our business, financial condition and results of operations.

  We intend to sponsor market studies seeking to demonstrate certain aspects of the efficacy of the OmniPod System, which may fail to produce favorable results.

To help improve, market and sell the OmniPod System, we intend to sponsor market studies to assess various aspects of its functionality and its relative efficacy. The data obtained from the studies may be unfavorable to the OmniPod System or may be inadequate to support satisfactory conclusions. In addition, in the future we may sponsor clinical trials to assess certain aspects of the efficacy of the OmniPod System. If future clinical trials fail to support the efficacy of our current or future products, our sales may be adversely affected and we may lose an opportunity to secure clinical preference from prescribing clinicians, which may have a material adverse effect on our business, financial condition and results of operations.

  If future clinical studies or other articles are published, or diabetes associations or other organizations announce positions that are unfavorable to the OmniPod System, our sales efforts and revenues may be negatively affected.

Future clinical studies or other articles regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is clinically more effective or easier to use than the OmniPod System or that the OmniPod System is not as effective or easy to use as we claim. Additionally, diabetes associations or other organizations that may be viewed as authoritative could endorse products or methods that compete with the OmniPod System or otherwise announce positions that are unfavorable to the OmniPod System. Any of these events may negatively affect our sales efforts and result in decreased revenues.

  If we expand, or attempt to expand, into foreign markets, we will be affected by new business risks that may adversely impact our business, financial condition and results of operations.

If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, including:

•	failure to fulfill foreign regulatory requirements on a timely basis or at all to market the OmniPod System or other future products;

•	availability of, and changes in, reimbursement within prevailing foreign health care payment systems;

•	adapting to the differing laws and regulations, business and clinical practices, and patient preferences in foreign countries;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign distributors or sales or marketing agents;

•	limited protection for intellectual property rights in some countries;

•	difficulty in collecting accounts receivable and longer collection periods;

•	costs of enforcing contractual obligations in foreign jurisdictions;

•	recessions in economies outside of the United States;

•	political instability and unexpected changes in diplomatic and trade relationships;

•	currency exchange rate fluctuations; and

•	potentially adverse tax consequences.

If we are successful in introducing our current or future products into foreign markets, we will be affected by these additional business risks, which may adversely impact our business, financial condition and results of operations. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, research and sales departments and general managerial resources. Our efforts to introduce our current or future products into foreign markets may not be successful, in which case we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

  Substantially all of our operations are currently conducted at a single location and any disruption at our facility could increase our expenses.

Substantially all of our operations are currently conducted at a single location in Bedford, Massachusetts. We take precautions to safeguard our facility, including insurance, health and safety protocols and off-site storage of computer data. However, a natural or other disaster, such as a fire or flood, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to fire, flood or other natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

  Our success will depend on our ability to attract and retain our personnel.

We have benefited substantially from the leadership and performance of our senior management, especially Duane DeSisto, our President and Chief Executive Officer, and Carsten Boess, our Chief Financial Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as clinicians and engineers, is intense and there can be no assurances that we will be able to retain our personnel. The loss of the services of Mr. DeSisto, Mr. Boess, certain other members of our senior management, clinicians or engineers could prevent or delay the implementation and completion of our objectives, or divert management’s attention to seeking a qualified replacement.

Additionally, the sale and after-sale support of the OmniPod System is logistically complex, requiring us to maintain an extensive infrastructure of field sales personnel, diabetes educators, customer support, insurance specialists, and billing and collections personnel. We face considerable challenges in recruiting, training, managing, motivating and retaining these teams, including managing geographically dispersed efforts. If we fail to maintain and grow an adequate pool of trained and motivated personnel, our reputation could suffer and our financial position could be adversely affected.

  If we do not effectively manage our growth, our business resources may become strained, we may not be able to deliver the OmniPod System in a timely manner and our results of operations may be adversely affected.

To date, we have focused our sales and marketing efforts in the Eastern and Midwestern United States. As we expand our sales into the balance of the United States and internationally, we will need to obtain coverage contracts with additional third-party payors in those areas. Failure to obtain such contracts would limit our ability to successfully penetrate those areas. In addition, the geographic expansion of our business will require additional manufacturing capacity to supply those markets as well as additional sales and marketing resources.

We expect to significantly increase our manufacturing capacity, our personnel and the scope of our sales and marketing efforts on a phased basis into the rest of the United States and internationally. This growth, as well as any other growth that we may experience in the future, will provide challenges to our organization and may strain our management and operations. In order to manage future growth, we will be required to improve existing, and implement new, management systems, sales and marketing efforts and distribution channels. We will need to oversee the construction and operation of a manufacturing line by Flextronics in China and manage our relation with Flextronics going forward. We may also need to partner with additional third-party suppliers to manufacture certain components of the OmniPod System and complete the planned automation of our existing line as well as subsequent lines in the future. A transition to new suppliers may result in additional costs or delays. We may misjudge the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business or we may not be able to manufacture sufficient inventory or attract, hire and retain sufficient personnel to meet our needs. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver the OmniPod System in a timely manner and our results of operations may be adversely affected.

  Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

We believe that our current cash and cash equivalents, including the proceeds from our initial public offering in May 2007, together with our short-term investments and the cash to be generated from expected product sales, will be sufficient to meet our projected operating requirements for at least the next 12 months. However, we may seek additional funds from public and private stock offerings, borrowings under credit lines or other sources. Our capital requirements will depend on many factors, including:

•	revenues generated by sales of the OmniPod System and any other future products that we may develop;

•	costs associated with adding further manufacturing capacity;

•	costs associated with expanding our sales and marketing efforts;

•	expenses we incur in manufacturing and selling the OmniPod System;

•	costs of developing new products or technologies and enhancements to the OmniPod System;

•	the cost of obtaining and maintaining FDA approval or clearance of our current or future products;

•	costs associated with any expansion;

•	costs associated with capital expenditures;

•	costs associated with litigation; and

•	the number and timing of any acquisitions or other strategic transactions.

As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to enhance the OmniPod System or develop new products, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements. If any of these events occur, it could adversely affect our business, financial condition and results of operations.

  We may experience significant fluctuations in our quarterly results of operations.

The fluctuations in our quarterly results of operations have resulted, and will continue to result, from numerous factors, including:

•	delays in shipping due to capacity constraints;

•	practices of health insurance companies and other third-party payors with respect to reimbursement for our current or future products;

•	market acceptance of the OmniPod System;

•	our ability to manufacture the OmniPod efficiently;

•	timing of regulatory approvals and clearances;

•	new product introductions;

•	competition; and

•	timing of research and development expenditures.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

  If we choose to acquire or invest in new businesses, products or technologies, instead of developing them ourselves, these acquisitions or investments could disrupt our business and could result in the use of significant amounts of equity, cash or a combination of both.

From time to time we may seek to acquire or invest in new businesses, products or technologies, instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

•	the inability to complete the acquisition or investment;

•	disruption of our ongoing businesses and diversion of management attention;

•	difficulties in integrating the acquired entities, products or technologies;

•	risks associated with acquiring intellectual property;

•	difficulties in operating the acquired business profitably;

•	the inability to achieve anticipated synergies, cost savings or growth;

•	potential loss of key employees, particularly those of the acquired business;

•	difficulties in transitioning and maintaining key customer, distributor and supplier relationships;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	unanticipated costs.

In addition, any future acquisitions or investments may result in one or more of the following:

•	dilutive issuances of equity securities, which may be sold at a discount to market price;

•	the use of significant amounts of cash;

•	the incurrence of debt;

•	the assumption of significant liabilities;

•	increased operating costs or reduced earnings;

•	financing obtained on unfavorable terms;

•	large one-time expenses; and

•	the creation of certain intangible assets, including goodwill, the write-down of which in future periods may result in significant charges to earnings.

Any of these factors could materially harm our stock price, business, financial condition and results of operations.

  Our credit and security agreement contains restrictions and covenants that may limit our operating flexibility and which, if violated, could result in the acceleration of the amounts due under this agreement.

On December 27, 2006, we entered into a credit and security agreement with a group of lenders led by Merrill Lynch Capital pursuant to which we borrowed $30.0 million in a term loan. This term loan is secured by all of our assets other than our intellectual property. The credit and security agreement imposes certain limitations on us, including limitations on our ability to do the following, subject to certain exceptions:

•	transfer all or any part of our businesses or properties, other than transfers done in the ordinary course of business;

•	engage in any business other than the business of designing, manufacturing, distributing and selling drug delivery devices and providing associated services or a reasonably related business;

•	merge or consolidate with or into any other business organization;

•	suffer or permit a change of control;

•	incur additional indebtedness;

•	incur liens with respect to any of our properties;

•	pay dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock;

•	directly or indirectly acquire or own, or make any investment in, any entity;

•	directly or indirectly enter into or permit to exist any transaction with any of our affiliates except transactions that are on terms that are no less favorable to us than would be obtained in an arm’s length transaction with a non-affiliate;

•	acquire any assets other than in the ordinary course of business;

•	incur any liability for rental payments except in the ordinary course of business; or

•	enter into any sale and leaseback transaction.

Additionally, under the agreement, we must complete construction of a second manufacturing line for the OmniPods by March 31, 2009, which deadline may be extended to June 30, 2009 in specified circumstances. Complying with these restrictions and covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to similar restrictions and covenants. Additionally, if we violate any of these restrictions or covenants, our lenders under this agreement may accelerate all of our outstanding indebtedness and other amounts due under the credit and security agreement and, if we do not pay these amounts, proceed against the collateral securing these obligations.

  We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted thereunder by the Securities and Exchange Commission, or SEC, will result in increased costs to us as a publicly-traded company. As a public company, we are required to comply with many of these rules and regulations, and will be required to comply with additional rules and regulations in the future. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. In addition, these efforts will divert management’s time and attention away from our business in order to ensure compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

  If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our stock price and our business may be adversely impacted.

As a public company, after an initial transition period, we will be required to maintain internal control over financial reporting and our management will be required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. Additionally, we will be required to disclose in our annual reports on Form 10-K our management’s assessment of the effectiveness of our internal control over financial reporting and a registered public accounting firm’s attestation report on this assessment. If we are not successful in establishing effective internal control over financial reporting, there could be inaccuracies or omissions in the consolidated financial information we are required to file with the Securities and Exchange Commission. Additionally, even if there are no inaccuracies or omissions, we will be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management’s attention, limit our ability to access the capital markets or cause our stock to be delisted from The NASDAQ Global Market or any other securities exchange on which it is then listed.

Risks Relating to Our Shares

The price of our common stock may be volatile.

There has been a public market for our common stock only since our initial public offering in May 2007. The market price of our common stock following this offering will be affected by a number of factors, including:

•	failure to maintain and increase production capacity and reduce per unit production costs;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	volume and timing of orders for the OmniPod System;

•	developments in administrative proceedings or litigation related to intellectual property rights;

•	issuance of patents to us or our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	the announcement of technological or medical innovations in the treatment or diagnosis of diabetes;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	developments in our industry;

•	publication of clinical studies relating to the OmniPod System or a competitor’s product;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

We have been a public company only since May 2007. For the three month period ended September 30, 2007, the average daily trading volume of our common stock on The NASDAQ Global Market has been fewer than 87,000 shares. If our existing stockholders or their distributees sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the trading price of our common stock.

Upon completion of this offering, we will have 26,427,641 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and assuming no exercise of options or warrants after September 30, 2007. Of our outstanding shares, 17,787,580 shares, including the shares being sold in this offering by the selling stockholders, had been subject to lock-up agreements with the underwriters of our initial public offering that will expire between November 14, 2007 and December 2, 2007, depending on the date of our earnings release for the quarterly period ended September 30, 2007 and whether any material events relating to us occur prior to November 14, 2007.

In connection with this offering, all directors, executive officers, the selling stockholders and certain other stockholders have entered into new lock-up agreements with the underwriters of this offering. As a result of these lock-up agreements, 12,072,695 shares of our common stock will be subject to contractual restrictions on resale through the date 90 days after the date of this prospectus, which may be extended in the event that we issue an earnings release, or in the event that a material event relating to us occurs, on or around the end of the lock-up period. These contractual restrictions will not apply to sales made pursuant to Rule 10b5-1 trading plans entered into on or prior to September 30, 2007. Holders of substantially all of the shares of our common stock other than those issued in our initial public offering have the right to require us to register such shares for sale under the Securities Act in certain circumstances and also have the right to include those shares in a registration initiated by us. If we are required to include the shares of our common stock of these stockholders pursuant to these registration rights in a registration initiated by us, sales made by such stockholders may adversely affect the price of our common stock and our ability to raise needed capital. In addition, if these stockholders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of our common stock.

The market price of shares of our common stock may drop significantly if our existing stockholders sell a substantial number of shares when the restrictions on resale lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

•	provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

•	require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing debt facility prohibits us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus that are not purely historical, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements in this prospectus may include, for example, statements about:

•	our estimates regarding revenues, expenses, capital requirements and needs for additional financing;

•	the timing of our completion of the planned automation of our existing production line and the completion of a partially automated manufacturing line at a facility in China operated by a subsidiary of Flextronics International Ltd.

•	our manufacturing capacity in future periods;

•	our ability to reduce the per unit production cost of the OmniPod;

•	our research, development, commercialization, and other activities and projected expenditures;

•	our ability to obtain regulatory approvals for any future products;

•	our intellectual property position;

•	our use of proceeds from this offering;

•	our cash needs;

•	our plans to pursue the use of the OmniPod System technology for the delivery of drugs other than insulin;

•	the implementation of our business strategies, including our alternative manufacturing strategies and the expansion of our sales and marketing efforts across the United States and internationally; and

•	our financial performance.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

If the underwriters’ overallotment option is exercised in full, we estimate that we will receive net proceeds from this offering of approximately $     , after deducting underwriting discounts and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.

We intend to use our proceeds from this offering, if any, for general corporate purposes, which may include:

•	the completion and improvement of our existing automated line and the construction of a second automated line to increase our manufacturing capacity;

•	the expansion of our sales and marketing activities; and

•	the funding of research and development.

As of the date of this prospectus, we cannot estimate the amount of proceeds, if any, which will be used for any of the purposes described above. The amounts and timing of our actual expenditures will depend on numerous factors, including the implementation of our manufacturing strategy, the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competition. Accordingly, investors will be relying on the judgment of our management regarding the application of the proceeds of this offering, if any.

Until we use our proceeds of this offering, if any, for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not to declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including the terms of our credit arrangements as well as our financial condition and results of operations, capital requirements, business prospects and other factors that our board of directors considers relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the trading symbol “PODD” since our initial public offering on May 15, 2007. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by The NASDAQ Global Market, for each of the periods listed.

Fiscal 2007	High	Low

Second Quarter (commencing May 15, 2007)	$15.96	$13.84
Third Quarter	$22.60	$13.68
Fourth Quarter (through October 18, 2007)	$25.77	$21.25

The last reported sale price of our common stock on The NASDAQ Global Market on October 18, 2007 was $23.77 per share. As of September 30, 2007, we had approximately 58 holders of record of our common stock.

CAPITALIZATION

The following table presents our total capitalization as of June 30, 2007. You should read this table together with our consolidated financial statements and related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

As of June 30, 2007
(In thousands, except
share data)
(Unaudited)

Current debt	$7,943
Long-term debt	21,341
Other long-term liabilities	1,234
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized and no shares outstanding	—
Common stock, $0.001 par value; 100,000,000 shares authorized and 26,312,811 shares issued and outstanding	27
Additional paid-in capital	235,765
Accumulated deficit	(126,272)

Total stockholders’ equity	109,520

Total capitalization	$140,038

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our historical financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, included in this prospectus. The selected historical consolidated financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Historical results are not necessarily indicative of the results to be expected in the future. The following selected consolidated financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes to those consolidated financial statements included in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
						(Unaudited)

Consolidated Statements of Operations Data:
Revenue	$—	$—	$—	$50	$3,663	$1,102	$5,220
Cost of revenue	—	—	—	1,530	15,660	7,339	11,471

Gross loss	—	—	—	(1,480)	(11,997)	(6,237)	(6,251)

Operating expenses:
Research and development	9,458	8,659	9,026	10,764	8,094	3,808	4,990
General and administrative	2,534	2,809	3,950	5,490	8,389	3,324	5,457
Sales and marketing	680	546	1,177	3,771	6,165	2,545	6,508

Total operating expenses	12,672	12,014	14,153	20,025	22,648	9,677	16,955

Operating loss	(12,672)	(12,014)	(14,153)	(21,505)	(34,645)	(15,914)	(23,206)
Other income (expense), net	92	73	332	(131)	(1,305)	261	(1,026)

Net loss	(12,580)	(11,941)	(13,821)	(21,636)	(35,950)	(15,653)	(24,232)
Accretion of redeemable convertible preferred stock	(93)	(77)	(64)	—	(222)	(222)	—

Net loss attributable to common stockholders	$(12,673)	$(12,018)	$(13,885)	$(21,636)	$(36,172)	$(15,875)	$(24,232)

Net loss per share basic and diluted(1)	$(42.62)	$(44.16)	$(47.86)	$(70.95)	$(99.72)	$(45.89)	$(3.63)

Weighted-average number of shares used in calculating net loss per share	297,375	272,118	290,140	304,962	362,750	345,959	6,671,807

(1)	See note 3 to our consolidated financial statements included in this prospectus on page FF-12 for an explanation of the method used to calculate basic and diluted net loss per common share.

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
			(In thousands)
						(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,964	$4,328	$23,999	$7,660	$33,231	$119,818
Working capital	$15,435	$2,841	$22,151	$5,168	$785	$110,783
Total assets	$17,511	$4,958	$27,121	$16,792	$57,140	$149,140
Current debt	$—	$11	$11	$1,479	$29,222	$7,943
Long-term debt, net of current portion	$—	$—	$—	$8,302	$—	$21,341
Other long-term liabilities	$—	$11	$—	$315	$316	$1,234
Redeemable convertible preferred stock	$34,000	$34,000	$69,500	$69,500	$119,509	$—
Total stockholders’ equity (deficit)	$(18,653)	$(30,650)	$(44,509)	$(66,091)	$(101,765)	$109,520

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our selected financial data, our financial statements and the accompanying notes to those financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a medical device company that develops, manufactures and markets an insulin infusion system for people with insulin-dependent diabetes. Our proprietary OmniPod Insulin Management System consists of our OmniPod disposable insulin infusion device and our handheld, wireless Personal Diabetes Manager.

Since inception and until 2005, we devoted substantially all of our efforts to designing and developing the OmniPod System, raising capital and recruiting personnel. As a result, we were considered a development stage company pursuant to Statement of Financial Accounting Standards, or SFAS, No. 7, Accounting and Reporting by Development Stage Enterprises, through December 31, 2005. The year 2006 was the first year during which we were an operating company and were no longer in the development stage. In October 2005, we shipped our first commercial OmniPod System. Since October 2005, in order to align the demand for the OmniPod System with our capacity to manufacture the OmniPod, we have engaged in limited marketing efforts focused in the Eastern and Midwestern United States and with some key diabetes practitioners, academic centers and clinics elsewhere in the United States. Our total revenues were $3.2 million and $5.2 million for the three and six months ended June 30, 2007, respectively. As of September 30, 2007, we had approximately 3,200 patients using the OmniPod System in the United States, as compared to approximately 2,450 patients as of June 30, 2007. Historically, the growth in our quarterly revenue has not been consistent with our quarterly patient growth due to a number of factors, including the deferral of revenue received from new patients within 45 days prior to the end of a quarter and the timing and average size of reorders from existing patients. Accordingly, although our revenue for the third quarter of 2007 increased compared to our revenue for the prior quarter, this increase is not as large on a percentage basis as the increase in the number of customers during the third quarter of 2007.

At present, the expansion of our business is constrained by our current capacity to manufacture the OmniPod insulin infusion device, and our primary near-term goal is to expand the production of OmniPods. Currently, the sale price of the OmniPod System is not sufficient to cover our direct manufacturing costs. Increasing our production capacity for OmniPods will allow for volume purchase discounts to reduce our raw material costs and improve absorption of manufacturing overhead costs.

During 2008, we expect to complete the planned automation of our existing manufacturing line in Bedford, Massachusetts. Pending construction and installation of the remaining automated manufacturing equipment that we plan to use, we are manually performing these steps in the manufacturing process, which limits our ability to increase our manufacturing capacity and decrease our per-unit cost of goods sold, thereby causing us to incur negative gross margins. In addition, we expect that during 2008, construction of a partially automated manufacturing line will be completed at a facility in China operated by a subsidiary of Flextronics International Ltd. By the end of 2008, we intend to purchase complete OmniPods from Flextronics. No assurances can be given that we will successfully complete the planned automation of our existing manufacturing line, successfully implement our Asian manufacturing strategy or otherwise reduce the per-unit cost of manufacturing the OmniPod. Failure to do so would limit our production capacity and not allow us to achieve per-unit cost improvements, which could severely constrain our ability to achieve profitability.

Additionally, as a medical device company, reimbursement from third-party payors is an important element of our success. If patients are not adequately reimbursed for the costs of using the OmniPod System, it will be much more difficult for us to penetrate the market. We continue to negotiate contracts establishing reimbursement for the OmniPod System with national and regional third-party payors, and we believe that substantially all of the units sold have been reimbursed by third-party payors, subject to applicable deductible and co-payment amounts. As we expand our sales and marketing focus and increase our manufacturing capacity, we will need to maintain and expand available reimbursement for the OmniPod System.

Since our inception in 2000, we have incurred losses every quarter. In the three and six months ended June 30, 2007, we incurred a net loss of $12.7 million and $24.2 million, respectively. As of June 30, 2007, we had an accumulated deficit of $126.3 million. We have financed our operations through the private placement of equity securities, secured indebtedness and an initial public offering of our common stock. As of June 30, 2007, we had $30.0 million of secured debt outstanding. Since inception, we have received net proceeds of $232.9 million from the issuance of redeemable convertible preferred stock and common stock.

In May 2007, in our initial public offering, we issued and sold 7,700,000 shares of common stock at a price to the public of $15.00 per share. In June 2007, we issued and sold an additional 665,000 shares of common stock at a price to the public of $15.00 per share pursuant to the underwriters’ partial exercise of their over-allotment option. In connection with the initial public offering, including the partial exercise of the over-allotment option, we received total gross proceeds of $125.5 million, or approximately $113.4 million in net proceeds after deducting underwriting discounts and offering expenses.

During the three months ended September 30, 2007, we expect to incur an impairment charge related to certain production machinery and equipment in the amount of approximately $1.0 million. The expected impairment charge would result from our ongoing improvements to our product design and associated manufacturing processes, with the aim of achieving lower unit costs, and the ongoing upgrades to our manufacturing process, which has rendered certain equipment obsolete.

Our long-term financial objective is to achieve and sustain profitable growth. Our efforts for the remainder of 2007 will be focused primarily on expanding our production capacity, reducing our per-unit production costs and expanding our sales and marketing efforts for the OmniPod System. The expansion of our manufacturing capacity will allow us to increase production volumes which will help us to achieve lower material costs due to volume purchase discounts and improve the absorption of manufacturing overhead costs. Achieving these objectives is expected to require additional investments in manufacturing and additional hiring of sales and administrative personnel with the goal of increasing our market penetration. We believe that we will continue to incur net losses in the near term in order to achieve these objectives, although we believe that the accomplishment of these combined efforts will have a positive impact on our financial condition in the future.

Financial Operations Overview

Revenues.  Revenues are recognized in accordance with Securities and Exchange Staff Accounting Bulletin No. 104, or SAB 104, and Statement of Financial Accounting Standards No. 48, Revenue Recognition when the Right of Return Exists, or SFAS 48. We derive all of our revenues from the sale of the OmniPod System directly to patients. The OmniPod System is comprised of two devices: the OmniPod, a disposable insulin infusion device that the patient wears for up to three days and then replaces; and the Personal Diabetes Manager, or PDM, a handheld device much like a personal digital assistant that wirelessly programs the OmniPod with insulin delivery instructions, assists the patient with diabetes management and incorporates a blood glucose meter. Revenues are derived from the sale to new customers of OmniPods and Starter Kits, which include the PDM, two OmniPods, the OmniPod System User Guide and our Interactive Training CD, and from the follow-on sales of OmniPods to existing customers. Customers generally order a three-month supply of OmniPods. Our first commercial shipment was in October 2005, and we recognized no revenue before this time. During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, all of our revenues were derived from sales within the United States. During that period, we deferred recognition of revenue from the OmniPods and Starter Kit shipped as part of a customer’s initial shipment for thirty days during which time the items could be returned and completely refunded (we changed prospectively to a forty-five day right of return effective for shipments subsequent to December 1, 2006). We had a balance of deferred revenue of $763,000 as of June 30, 2007.

For the remainder of 2007, we expect our revenues to increase, but we expect that this increase will continue to be limited by our OmniPod manufacturing capacity. We expect our OmniPod production capacity to grow as we continue the process of automating our OmniPod manufacturing process and receive increased supplies from Flextronics. Our current OmniPod manufacturing capacity is approximately 45,000 OmniPods per month. By completing the planned automation of our existing manufacturing line in Bedford, Massachusetts production and by purchasing complete OmniPods from Flextronics, we expect to increase our capacity to in excess of 200,000 OmniPods per month toward the end of 2008. However, we are still in the process of designing and testing the custom equipment that we will need in order to automate our OmniPod manufacturing process and our Asian production strategy is still being implemented; accordingly, we cannot be assured that our efforts will be successful or that the expected production increases will be realized. Additionally, increased revenues will be dependent upon the success of our sales efforts and subject to many risk and uncertainties.

Cost of revenues.  Cost of revenues consists primarily of raw material, labor, warranty and overhead costs related to the OmniPod System. Cost of revenues also includes depreciation, distribution, and freight and packaging costs. Currently, the sale price of the OmniPod System is not sufficient to cover the direct manufacturing costs. Accordingly, inventory has been adjusted down to reflect the values at the lower of cost or market. For the remainder of 2007, we expect the cost of revenues to decrease as a percentage of revenues due to expected reductions in per-unit raw materials costs associated with volume purchase discounts and increases in our OmniPod manufacturing capacity as our OmniPod manufacturing process becomes more automated. The increase in our OmniPod manufacturing capacity is expected to reduce the per-unit cost of manufacturing the OmniPods by allowing us to spread our fixed and semi-fixed overhead costs over a greater number of units. However, if sales volumes do not increase or we are not successful in our efforts to automate the OmniPod manufacturing process, then the average cost of revenues per OmniPod may not decrease and we may continue to realize negative gross margins.

Research and development.  Research and development expenses consist primarily of personnel costs within our product development, regulatory and clinical functions, and the costs of market studies and product development projects. We expense all research and development costs as incurred. For the remainder of 2007, we expect overall research and development spending to be relatively consistent with current levels to support our current research and development efforts, which are focused primarily on increased functionality, design for ease of use and reduction of production cost, as well as developing a new OmniPod System that incorporates continuous glucose monitoring technology.

Sales and marketing.  Sales and marketing expenses consist primarily of personnel costs within our sales, marketing, reimbursement support, customer support and training functions, sales commissions paid to our sales representatives and costs associated with participation in medical conferences, physician symposia and promotional activities, including distribution of units used in our demonstration kit programs. In 2007, we expect sales and marketing expenses to more than double compared to 2006 as we hire additional sales and marketing personnel, incur additional sales commission expense related to sales growth and expand our sales and marketing efforts, which will include the implementation of broader direct-to-consumer marketing programs and the roll-out of our Patient Demonstration Kit Program.

General and administrative.  General and administrative expenses consist primarily of salaries and other related costs for personnel serving the executive, finance, information technology and human resource functions, as well as legal fees, accounting fees, insurance costs and facilities-related costs. We expect general and administrative expenses to increase as we increase personnel.

Stock based compensation expense.  Prior to January 1, 2006, we accounted for our stock option plan under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by the Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, or SFAS 123. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS Statement No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, using the prospective method and therefore we have not restated our financial results for prior periods.

Results of Operations for the Three and Six Months Ended June 30, 2007 and 2006

The following table presents certain statement of operations information for the three and six months ended June 30, 2007 and 2006:

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2007	% Change	2006	2007	% Change
	(In thousands)

Revenue	$880	$3,212	265%	$1,102	$5,220	374%
Cost of revenue	4,586	6,899	50%	7,339	11,471	56%

Gross loss	(3,706)	(3,687)	1%	(6,237)	(6,251)	0%
Operating expenses:
Research and development	2,053	2,520	23%	3,808	4,990	31%
General and administrative	1,773	2,798	58%	3,324	5,457	64%
Sales and marketing	1,475	3,404	131%	2,545	6,508	156%

Total operating expenses	5,301	8,722	65%	9,677	16,955	75%

Operating loss	(9,007)	(12,409)	38%	(15,914)	(23,206)	46%
Other income (expense), net	294	(263)	189%	261	(1,026)	493%

Net loss	$(8,713)	$(12,672)	45%	$(15,653)	$(24,232)	55%

Comparison of the Three and Six Months Ended June 30, 2007 and 2006

Revenues

Our total revenues were $3.2 million for the three months ended June 30, 2007 and $5.2 million for the six months ended June 30, 2007, as compared to $0.9 million and $1.1 million for the same periods in 2006. The increase in revenues is due to the increase in customers from approximately 525 at June 30, 2006 to approximately 2,450 at June 30, 2007.

Cost of Revenues

Cost of revenues was $6.9 million for the three months ended June 30, 2007 and $11.5 million for the six months ended June 30, 2007, as compared to $4.6 million and $7.3 million for the same periods in 2006. The increase is due to the increased sales volume. Cost of revenues includes adjustment of inventory to lower cost or market and indirect costs. Since the OmniPods are sold at a price below direct manufacturing costs, inventory adjustments reduced cost of revenues by $187,000 for the three months ended June 30, 2007 to reflect valuation of inventory at the lower of cost or market. The per-unit cost to manufacture the OmniPod has decreased at June 30, 2007 from the same period in 2006. This decrease is a result of a reduced cost of raw materials and increased volumes which improved the absorption of manufacturing overhead costs.

Research and Development

Research and development expense increased $467,000, or 23%, to $2.5 million for the three months ended June 30, 2007 and $1.2 million, or 31%, to $5.0 million for the six months ended June 30, 2007. For the three months ended June 30, 2007 the increase in expense was primarily attributable to an increase of $315,000 in employee related expenses associated with the hiring additional employees, $137,000 in tools and supplies, $135,000 in travel expenses partially offset by a reduction in prototype expenses. For the six months ended June 30, 2007, the increase in expense was primarily attributable to an increase of $679,000 in employee related expenses, $219,000 in consulting services, $136,000 in travel expenses, and $148,000 in tools and other expenses.

General and Administrative

General and administrative expenses increased $1.0 million, or 58%, to $2.8 million for the three months ended June 30, 2007 and increased $2.1 million, or 64%, to $5.5 million for the six months ended June 30, 2007. For the three months ended June 30, 2007 the increase in expenses was primarily due to an increase of $312,000 in employee compensation and benefit costs associated with the hiring of additional employees, $274,000 in consulting and legal expenses, $204,000 in bad debt expense, $89,000 in increased insurance expense, $79,000 in increased depreciation expense and $67,000 in other expenses. For the six months ended June 30, 2007, the increase in expense was primarily due to an increase of $866,000 in employee compensation and benefit costs associated with the hiring of additional employees, $594,000 in consulting and legal expenses, $324,000 in bad debt expense, $177,000 in increased depreciation expense, $132,000 in increased insurance expense, and $40,000 in other expenses.

Sales and Marketing

Sales and marketing expenses increased $1.9 million, or 131%, to $3.4 million for the three months ended June 30, 2007, and increased $4.0 million or 156% to $6.5 million for the six months ended June 30, 2007. The increase in expenses for the three months ended June 30, 2007 was primarily due to an increase of $722,000 in employee compensation and benefit costs resulting from the hiring of additional employees in our sales and marketing department, $648,000 in travel, printing and tradeshow expenses used to support our selling efforts, $299,000 in patient demonstration kit units and $199,000 in marketing consultants which include our external trainers. For the six months ended June 30, 2007 the increase in expenses was primarily due to an increase of $1.3 million in patient demonstration kit units, $1.2 million in employee compensation and benefit costs resulting from the hiring of additional employees in our sales and marketing department, $852,000 in travel, printing and tradeshow expenses used to support our selling efforts, $416,000 in marketing consultants which include our external trainers and $126,000 in other marketing expenses.

Other Income (Expense)

Interest income was $713,000 and $1.0 million during the three and six months ended June 30, 2007, respectively. This represents an increase of $150,000 and $219,000 compared to the same periods in 2006, caused primarily by higher cash balances. Interest income was earned from cash deposits and short-term interest bearing instruments. Interest expense was $986,000 and $2.0 million during the three and six months ended June 30, 2007, respectively. This represents an increase of $718,000 and $1.4 million compared to the same periods in 2006. The increase in interest expense was attributable to the interest expense for the $30.0 million term loan obtained in December 2006. In addition, we recorded $10,000 of other income for the three months ended June 30, 2007 to reflect a decrease in the estimated fair value of the warrants issued in connection with our debt notes.

Results of Operations for the Fiscal Years Ended December 31, 2004, 2005 and 2006

The following table presents certain statement of operations information for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Revenues	$—	$50	$3,663
Cost of revenues	—	1,530	15,660

Gross loss	—	(1,480)	(11,997)
Operating expenses:
Research and development	9,026	10,764	8,094
General and administrative	3,950	5,490	8,389
Sales and marketing	1,177	3,771	6,165

Total operating expenses	14,153	20,025	22,648

Loss from operations	(14,153)	(21,505)	(34,645)
Other income (expense), net	332	(131)	(1,305)

Net loss(1)	$(13,821)	$(21,636)	$(35,950)

(1)	Net loss for the year ended December 31, 2006 includes $307,000 for stock based compensation expense attributable to common stockholders as required by SFAS 123R. We adopted SFAS 123R on a prospective basis so previous periods are not restated.

Comparison of the Years Ended December 31, 2006 and December 31, 2005

Revenues

Our total revenues were $3.7 million for the year ended December 31, 2006 as compared to $50,000 for the year ended December 31, 2005. We did not begin commercial shipment of the OmniPod System until October 2005; therefore, we only had three months of sales in 2005.

Cost of Revenues

Cost of revenues for the year ended December 31, 2006 was $15.7 million as compared to $1.5 million for the year ended December 31, 2005. The increase is due to the increased sales volume. Cost of revenues include inventory write down and indirect costs. Since the OmniPods are sold at a price below direct manufacturing costs, inventory was adjusted down $1.5 million as of December 31, 2006 to reflect values at the lower of cost or market. Stock based compensation expense for the year ended December 31, 2006 allocated to cost of revenues was $22,000.

Research and Development

Research and development expense decreased $2.7 million, or 24.8%, to $8.1 million for the year ended December 31, 2006 from $10.8 million for the year ended December 31, 2005. The decrease in research and development expense was attributable to a reduction of $990,000 in employee related expenses, $835,000 in consulting expenses, which was attributable to the reduced need for design services in 2006, $689,000 in temporary employees, $294,000 in tools and services and an increase of $88,000 for stock based compensation expense.

General and Administrative

General and administrative expenses increased $2.9 million, or 52.8%, to $8.4 million for the year ended December 31, 2006 from $5.5 million for the year ended December 31, 2005. The increase in expenses was primarily due to an increase of $1.3 million in employee compensation and benefit costs, $521,000 in consulting expenses, $170,000 in stock based compensation expense and $149,000 in bad debt expense, as well as an expense of $771,000 related to the disposal of equipment.

Sales and Marketing

Sales and marketing expenses increased $2.4 million, or 63.5%, to $6.2 million for the year ended December 31, 2006 from $3.8 million for the same period in 2005. The increase in expenses was primarily due to an increase of $1.1 million in employee compensation and benefit costs resulting from the hiring of fifteen additional employees in our sales and marketing department, $677,000 in demonstration kit units, $480,000 in marketing consultants, $466,000 in travel, printing and tradeshow expenses used to support our selling efforts and $27,000 of stock based compensation expense, offset by a reduction in market research expenses of $360,000.

Other Income (Expense)

Interest income was $1.4 million and $505,000 during the years ended December 31, 2006 and 2005, respectively. This represents an increase of $873,000. Interest income was earned from investments in cash and cash equivalents. Interest income increased primarily due to higher combined average cash and cash equivalents resulting from the issuance of Series E preferred stock in February 2006. Interest expense was $1.8 million and $636,000 during the years ended December 31, 2006 and 2005, respectively. This represents an increase of $1.2 million. The increase in interest expense was primarily attributable to the interest expense on the $10.0 million loan from Lighthouse Capital Partners V, L.P. that we borrowed in June 2005 including the amortization of the discount associated with the warrant issued in connection with the term loan. In addition, we recorded $845,000 of other expense for the year ended December 31, 2006 to reflect any increases in the estimated fair value of the warrants, which resulted from our adoption of Financial Accounting Standards Board Staff Position 150-5.

In December 2006, we repaid the remaining balance of the term loan from Lighthouse Capital Partners in full with a portion of the proceeds from a $30.0 million term loan from a group of lenders led by Merrill Lynch Capital. See “— Liquidity and Capital Resources.”

Comparison of Years Ended December 31, 2005 and December 31, 2004

Revenues

Our total revenues were $50,000 in 2005. Since we did not commence commercial sales of the OmniPod System until October 2005, we had no revenues in the year ended December 31, 2004.

Cost of Revenues

Cost of revenues for the year ended December 31, 2005 were $1.5 million, attributable to the commercial sales of the OmniPod System. Since we did not commence commercial sales of the OmniPod System until October 2005, we did not have any cost of revenues for the year ended December 31, 2004. Cost of revenues include inventory writedown and indirect costs.

Research and Development

Research and development expenses increased $1.7 million, or 19.2%, to $10.8 million for the year ended December 31, 2005 from $9.0 million for the year ended December 31, 2004. The increase in expenses was primarily due to an increase in expenses of $1.3 million in employee compensation and benefit costs resulting from the hiring of additional employees in our research and development department and an increase in cost of temporary employees of $853,000, partially offset by a decrease of $524,000 in outside consulting costs.

General and Administrative

General and administrative expenses increased $1.5 million, or 39.0%, to $5.5 million for the year ended December 31, 2005 from $3.9 million for the year ended December 31, 2004. The increase in expenses was primarily due to an increase of $884,000 in depreciation, an increase of $490,000 in rent expense for our new facility and an increase of $186,000 in employee compensation and benefit costs resulting from the hiring of additional employees.

Sales and Marketing

Sales and marketing expenses increased $2.6 million, or 220.3%, to $3.8 million for the year ended December 31, 2005 from $1.2 million for the year ended December 31, 2004. The increase in expenses was primarily due to an increase of $1.2 million in employee compensation and benefit costs resulting from the hiring of additional employees in our sales and marketing department, $645,000 increase in travel and trade show expenses, $365,000 increase in demonstration kit units and $337,000 increase in expenses relating to marketing studies used to support our selling efforts.

Other Income (Expense)

Interest income was $505,000 and $333,000 for the years ended December 31, 2005 and December 31, 2004, respectively, representing an increase of $172,000. Interest income increased primarily due to higher combined balance of average cash and cash equivalents from the issuance of Series D preferred stock. Interest expense was $636,000 for the year ended December 31, 2005 and $1,000 for the year ended December 31, 2004. The increase in interest expense was primarily attributable to the interest associated with the $10.0 million loan from Lighthouse Capital Partners that we borrowed in June 2005, including the amortization of the debt discount of $32,000 for the year ended December 31, 2005.

Liquidity and Capital Resources

We commenced operations in 2000, and, to date, we have financed our operations primarily through private placements of our preferred stock, secured indebtedness and an initial public offering of our common stock. As of June 30, 2007, we had $30.0 million of secured debt outstanding. Since inception, we have received net proceeds of $232.9 million from the issuance of redeemable convertible preferred stock and common stock. As of June 30, 2007, we had $119.8 million in cash and cash equivalents. We believe that our current cash and cash equivalents, including the net proceeds from our initial public offering, together with our short-term investments and the cash to be generated from expected product sales, will be sufficient to meet our projected operating and debt service requirements for at least the next twelve months.

In May 2007, in our initial public offering, we issued and sold 7,700,000 shares of common stock at a price to the public of $15.00 per share. In June 2007, we issued and sold an additional 665,000 shares of common stock at a price to the public of $15.00 per share pursuant to the underwriters’ partial exercise of their over-allotment option. In connection with our initial public offering, including the partial exercise of the over-allotment option, we received total net proceeds of $113.4 million. We intend to use these proceeds in connection with our efforts to expand our manufacturing capacity, expand our sales and marketing activities and fund our research and development, among other general corporate purposes.

The following table sets forth the amounts of cash used in operating activities and net loss for each of the periods indicated:

	Six Months Ended
	June 30,
	2007	2006
	(In thousands)

Cash used in operating activities	$(21,399)	$(12,225)
Net loss	$(24,232)	$(15,653)

For the 2007 period, the increase in net cash used in operating activities was attributable primarily to the growth of our operations after adjustment for non-cash charges, such as depreciation, amortization and stock-based compensation expense, as well as to changes to working capital. Significant uses of cash from operations include increases in accounts receivable and increased inventory requirements for production, offset by increases in accounts payable, accrued expenses and deferred revenue.

The following table sets forth the amounts of cash used in operating activities and net loss for each of the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cash used in operating activities	$(13,056)	$(20,321)	$(31,820)
Net loss	$(13,821)	$(21,636)	$(35,950)

Net cash used in operating activities primarily represents our net loss for the periods presented. The increase of $11.5 million in cash used in operating activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due primarily to an increase in net loss of $14.3 million, increased net accounts receivable of $1.4 million and an increase in inventory of $2.5 million, partially offset by increases in accounts payable and accrued expenses of $4.7 million.

The following table sets forth the amounts of cash used in investing activities and cash provided by financing activities for each of the periods indicated:

	Six Months Ended
	June 30,
	2007	2006
	(In thousands)

Cash used in investing activities	$(5,510)	$(6,870)
Cash provided by financing activities	$113,496	$49,615

Cash used in investing activities in both periods was primarily for the purchase of fixed assets for use in the development and manufacturing of the OmniPod System. Cash provided by financing activities in 2006 was primarily generated from the issuance of preferred stock.

The following table sets forth the amounts of cash used in investing activities and cash provided by financing activities for each of the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cash used in investing activities	$(2,708)	$(6,022)	$(12,587)
Cash provided by financing activities	$35,435	$10,004	$69,978

Cash used in investing activities was primarily for the purchase of fixed assets for use in the development and manufacturing of the OmniPod System. Cash provided by financing activities was primarily generated from the issuance of preferred stock in February 2006 and February 2004 and the issuance of $30.0 million of long-term debt provided by a group of lenders led by Merrill Lynch Capital in December 2006.

In February 2006, we sold 13,738,661 shares of Series E preferred stock for net proceeds of $49.8 million. In February 2004, we sold 14,669,421 shares of Series D preferred stock for net proceeds of $35.4 million. All of these preferred shares converted into shares of common stock on a 1-for-2.6267 basis upon the closing of our initial public offering.

On June 2, 2005, we entered into a term loan and security agreement with Lighthouse Capital Partners V, L.P. pursuant to which we borrowed $10.0 million. This term loan was secured by all of our assets other than our intellectual property. Our borrowings under the term loan bore interest at a rate of 8% per annum. Interest was payable on a monthly basis during the term of the loan and beginning on June 1, 2006, we were required to repay the principal in 42 equal monthly installments until the loan matured in December 2009. Upon the prepayment or final maturity of the term loan, we were required to pay the lender an additional amount equal to $1.0 million of the original loan amount. In connection with the term loan, we issued a warrant to the lender to purchase up to 330,579 shares of Series D preferred stock at a purchase price of $2.42 per share. The warrant automatically converted into a warrant to purchase common stock on a 1-for-2.6267 basis at a purchase price of $6.36 per share upon the closing of our initial public offering. The cost of the warrant was being amortized to interest expense over the 54 month life of this term loan. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: seven year expected life risk-free, interest rate of 3.89% and no dividend yield.

On December 27, 2006, we entered into a credit and security agreement with a group of lenders led by Merrill Lynch Capital pursuant to which we borrowed $30.0 million in a term loan. We used $9.5 million of the proceeds from this term loan to repay all remaining amounts owed under the loan with Lighthouse Capital Partners V, L.P. that we had entered into in June 2005. This term loan is secured by all of our assets other than our intellectual property. Our borrowings under the term loan bear interest at a floating rate equal to the LIBOR rate plus 6% per annum. Interest is payable on a monthly basis during the term of the loan and, beginning on October 1, 2007, we will be required to repay the principal in 33 equal monthly installments of $909,091. In addition, we are subject to loan origination fees amounting to $900,000 for the costs incurred by the lenders in making the funds available. We have capitalized these costs as deferred financing costs. The deferred financing cost will be amortized to interest expense over the entire 42-month life of this term loan. This term loan is subject to acceleration upon the occurrence of any fact, event or circumstance that has resulted or could reasonably be expected to result in a material adverse effect. Consequently, due to our low cash resources, relative to our operating losses, prior to our initial public offering, all of such debt was classified as a current liability at December 31, 2006 in accordance with the provisions set forth by FASB Technical Bulletin No. 79-3 Subjective Acceleration Clauses in Long-Term Debt Agreements. In connection with the term loan, we issued seven-year warrants expiring in December 2013 to the lenders to purchase up to 247,252 shares of Series E preferred stock at a purchase price of $3.64 per share. The warrants automatically converted into warrants to purchase common stock on a 1-for- 2.6267 basis at a purchase price of $9.56 per share upon the closing of our initial public offering. At June 30, 2007, the term loan principal was presented with its current and non-current components separately, based on its stated repayment schedule, as a result of the significant increase in our cash reserves following the initial public offering of our common stock in May 2007.

The credit and security agreement contains limitations, subject to certain exceptions, on, among other things, our ability to incur additional indebtedness or liens, make dividends or distributions to our stockholders, repurchase shares of our stock, acquire or dispose of any assets other than in the ordinary course of business, make investments in other entities, merge or consolidate with another entity or engage in a change of control, a new business or a non-arms’ length transaction with one of our affiliates. Additionally, under the agreement, we are obligated to complete construction of a second OmniPod manufacturing line by March 31, 2009, which deadline may be extended to June 30, 2009 in specified circumstances. If we are not in compliance with these covenants, breach any representation or warranty in the credit and security agreement, default in any payment due under the credit and security agreement or related promissory notes or any other indebtedness above a specified amount, fail to discharge a judgment against us above a specified amount, cease to be solvent or experience other insolvency related events, then the administrative agent may declare all of the amounts owed under the term loan immediately due and payable.

We lease our facilities, which are accounted for as operating leases. The lease of our Bedford facility generally provides for a base rent plus real estate taxes and certain operating expenses related to the lease. We entered into a new lease for our Bedford facility in 2004 which contains renewal options, escalating payments and leasehold allowances over the life of the lease. As of June 30, 2007, we had an outstanding letter of credit which totaled $200,000 to cover our security deposits for lease obligations. This letter of credit will expire October 30, 2009.

During the remainder of 2007, we will be expending funds in connection with, among other things, our efforts to expand our automated manufacturing process and increase our production capacity, and expand our sales and marketing activities. We expect total capital expenditure purchases during 2007 to be at least

$10.0 million in connection with our efforts to expand our automated manufacturing process and increase our manufacturing capacity.

Off-Balance Sheet Arrangements

As of June 30, 2007, we did not have any off-balance sheet financing arrangements.

Contractual Obligations

The following table summarizes our principal contractual obligations as of December 31, 2006. As of December 31, 2006, we did not have contractual obligations for any payments due in 2010 or beyond.

	Payments Due in
Contractual Obligations	Total	2007	2008	2009
Operating lease obligations	$1,397,283	$508,103	$508,103	$381,077
Purchase obligations for capital expenditures	9,901,631	9,901,631	—	—

Total contractual obligations	$11,298,914	$10,409,734	$508,103	$381,077

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of generally accepted accounting principles, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies and estimates used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

We generate revenue from sales of our OmniPod Insulin Management System to diabetes patients. The initial sale to a new customer typically includes OmniPods and a Starter Kit, which include the PDM, two OmniPods, the OmniPod System User Guide and the OmniPod System Interactive Training CD. We offer a 45-day right of return for our Starter Kits sales (we changed from a 30-day right of return effective for shipments prior to December 1, 2006). Subsequent sales to existing customers typically consist of additional OmniPods. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104, which requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. With respect to these criteria:

•	The evidence of an arrangement generally consists of a physician order form, a patient information form, and if applicable, third-party insurance approval.

•	Transfer of title and risk and rewards of ownership are passed to the patient upon shipment from us.

•	The selling prices for all sales are fixed and agreed with the patient, and if applicable, the patient’s third-party insurance provider(s) prior to shipment and are based on established list prices or, in the case of certain third-party insurers, contractually agreed upon prices.

We have considered the requirements of Emerging Issues Task Force, or EITF, No. 00-21, Revenue Arrangements with Multiple Deliverables, when accounting for the OmniPods and Starter Kits. EITF 00-21 requires that we assess whether the different elements qualify for separate accounting. We recognize revenue for the initial shipment to a patient or other third party once all elements have been delivered and the right of return has expired.

We have applied Statement of Financial Accounting Standards No. 48, Revenue Recognition When the Right of Return Exists, or SFAS No. 48. In accordance with SFAS No. 48, we defer the revenue and, to the extent allowed, all related costs of all initial shipments until the right of return has lapsed. We had deferred revenue of $763,000 and $284,000 as of June 30, 2007 and December 31, 2006, respectively.

We recognize subsequent sales of OmniPods upon shipment in accordance with the provisions set forth by SAB 104.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, inventory and fixed assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable consist of amounts due from third-party payors and patients. We account for bad debts using the allowance method. The bad debt allowances are recorded in the period when the revenue is recorded. We base our allowance on historical experience, assessment of specific risk, discussions with individual customers or various assumptions and estimates that are believed to be reasonable under the circumstances. Actual results may differ materially from our estimates. Fixed property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is shorter. We review long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We consider various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial position or results of operations. Upon adoption and as of June 30, 2007, we have no unrecognized tax benefits recorded.

Stock Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, or SFAS 123R, which is a revision of Statement No. 123, or SFAS 123, Accounting for Stock Based Compensation. SFAS 123R supersedes Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, or APB 25, and amends FASB Statement No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Prior to January 1, 2006, we accounted for employee stock based compensation in accordance with the provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the stock and the exercise price of the option. The stock based compensation is amortized using the straight-line method over the vesting period.

SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123R for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, we will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123R adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123R, we will not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of our stock options granted through December 31, 2005 was determined using the minimum value method.

Effective January 1, 2006 with the adoption of SFAS 123R, we elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123R, we will recognize the compensation expense of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. Because our initial public offering was completed in May 2007, we do not have sufficient history of market prices of our common stock, and as such we estimate volatility in accordance with Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment, or SAB 107, using historical volatilities of comparable public entities. The expected life of the awards is estimated based on the “SEC Shortcut Approach” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on company history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock based compensation expense recognized in the financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. We evaluate the assumptions used to value the awards on a quarterly basis and if factors change and different assumptions are utilized, stock based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock based compensation expense.

Prior to April 1, 2006, the exercise prices for options granted were set by our board of directors based upon guidance set forth by the American Institute of Certified Public Accountants in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. To that end, the board considered a number of factors in determining the option price, including the following factors: (1) prices for our preferred stock, which we had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock and common stock in the Series A through Series E financing, (2) obtaining FDA 510(k) clearance, (3) launching the OmniPod System and (4) achievement of budgeted revenue and results.

In connection with the preparation of the financial statements for our initial public offering, we retrospectively estimated the fair value of our common stock based upon several factors, including the following: (1) operating and financial performance, (2) progress and milestones attained in the business, (3) past sales of convertible preferred stock, (4) the results of the retrospective independent valuations, and (5) the expected valuation obtained in an initial public offering. We believe this to have been a reasonable methodology based on the factors above and based on several arm’s length transactions involving our stock supportive of the results produced by this valuation methodology.

Warrants

In connection with the term loans with Lighthouse Capital Partners and a group of lenders led by Merrill Lynch Capital, we issued warrants to the lenders to purchase shares of its redeemable convertible preferred stock. Until the completion of our initial public offering, these warrants were recorded as “warrants to purchase shares subject to redemption” in current liabilities in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5 Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5.

Significant terms and fair values of warrants to purchase redeemable convertible preferred stock are as follows (in thousands except share and per share data):

			Shares as of		Fair Value as of
	Expiration	Exercise Price	June 30,	December 31,	December 31,
Stock	Date	per Share	2007	2006	2006

Series D preferred	June 2, 2012	$6.36	125,853	125,853	$1,096
Series E preferred	Dec. 27, 2013	9.56	78,440	94,128	835

Total			204,293	219,981	$1,931

In the three months ended June 30, 2007, a member of the group of lenders led by Merrill Lynch Capital exercised their right to convert 15,688 warrants into common stock, resulting in the issuance of 5,688 shares of our common stock.

We recorded $835,000 fair value of the warrants for Series E preferred stock as a discount to the term loan. The costs of the warrants are being amortized to interest expense over the 42-month life of this term loan.

Upon the closing of our initial public offering in May 2007, all outstanding warrants to purchase shares of our preferred stock were converted into warrants to purchase shares of our common stock and, as a result, are no longer be subject to FSP 150-5 for periods ended or ending on or after that date. The aggregate fair value of these warrants as of May 18, 2007, determined to be $2,005,000, was reclassified from liabilities to additional paid-in capital, a component of stockholders’ equity, and we have ceased to record any related periodic fair value adjustments.

We recorded interest income of approximately $10,000 in the three months ended June 30, 2007, as the aggregate fair value of warrants decreased from the value recorded at March 31, 2007. The decrease in fair value is primarily caused by a lower expected life for the warrants, considering the existence of a market for our common stock.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We will be required to adopt SFAS 157 in the first quarter of 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement 115, or SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of six months or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

BUSINESS

Overview

We are a medical device company that develops, manufactures and markets an innovative, discreet and easy-to-use insulin infusion system for people with insulin-dependent diabetes. Our proprietary OmniPod Insulin Management System, which consists of our OmniPod disposable insulin infusion device and our handheld, wireless Personal Diabetes Manager, is the only commercially-available insulin infusion system of its kind. Conventional insulin pumps require people with insulin-dependent diabetes to learn to use, manage and wear a number of cumbersome components, including up to 42 inches of tubing. In contrast, the OmniPod System features only two discreet, easy-to-use devices that eliminate the need for a bulky pump, tubing and separate blood glucose meter, provide for virtually pain-free automated cannula insertion, communicate wirelessly and integrate a blood glucose meter. We believe that the OmniPod System’s unique proprietary design offers significant lifestyle benefits to people with insulin-dependent diabetes.

The U.S. Food and Drug Administration, or FDA, approved the OmniPod System in January 2005 and we began commercial sale of the OmniPod System in the United States in October 2005. To date, we have focused our sales and marketing efforts in the Eastern and Midwestern United States. As of September 30, 2007, we had approximately 3,200 patients using the OmniPod System in the United States.

Market Opportunity

Diabetes is a chronic, life-threatening disease for which there is no known cure. Diabetes is caused by the body’s inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. In people with diabetes, blood glucose levels fluctuate between very high levels, a condition known as hyperglycemia, and very low levels, a condition called hypoglycemia. Hyperglycemia can lead to serious short-term complications, such as confusion, vomiting, dehydration and loss of consciousness; long-term complications, such as blindness, kidney disease, nervous system disease, amputations, stroke and cardiovascular disease; or death. Hypoglycemia can lead to confusion, loss of consciousness or death.

The International Diabetes Federation, or IDF, estimated that diabetes currently affects 246 million people worldwide. The IDF expects that by 2025, 380 million people worldwide will be affected by diabetes due to increasing overall life expectancy, worsening diet trends, increasingly sedentary lifestyles and the growing incidence of obesity. Frost & Sullivan estimated that in 2006, 20.7 million people in the United States, or approximately 7% of the population, had diabetes, and reported that it expected this number to increase to 23.9 million people by 2011.

Diabetes is typically classified as Type 1 or Type 2 diabetes.

•	Type 1 diabetes is characterized by the body’s nearly complete inability to produce insulin. It is frequently diagnosed during childhood or adolescence. Individuals with Type 1 diabetes require daily insulin therapy, typically administered via injections or conventional insulin pumps, to survive. Frost & Sullivan estimated that in 2006, 1.2 million people in the United States had Type 1 diabetes.

•	Type 2 diabetes, the more common form of diabetes, is characterized by the body’s inability to either properly utilize insulin or produce enough insulin. Historically, Type 2 diabetes has occurred in later adulthood, but its incidence is increasing among the younger population due primarily to increasing childhood obesity. Initially, many people with Type 2 diabetes attempt to manage their diabetes with improvements in diet, exercise and/or oral medications. As their diabetes advances, some patients progress to multiple drug therapy, which often includes insulin therapy. Recent guidelines, including those published by the American Diabetes Association in 2006, suggest more aggressive treatment for people with Type 2 diabetes, including the early adoption of insulin therapy and more frequent testing. It is now becoming more accepted for insulin therapy to be started earlier in people with Type 2 diabetes, and, in some cases, as part of the initial treatment. Frost & Sullivan estimated that in 2006,

19.5 million people in the United States had Type 2 diabetes, of which 14.1 million people have been diagnosed. Frost & Sullivan also estimated that approximately 26% of diagnosed Type 2 patients, or 3.7 million people, used insulin therapy in 2006.

Frost & Sullivan estimated that in 2006, there were 4.9 million people with insulin-dependent diabetes in the United States. Throughout this prospectus, we refer to both Type 1 diabetes and insulin-requiring Type 2 diabetes as insulin-dependent diabetes. Given the current growth expectations for diabetes, we believe there will be increased demand for better ways to treat diabetes through insulin therapy.

Managing Diabetes

Diabetes Management Challenges

Diabetes is often frustrating and difficult for patients to manage. Blood glucose levels can be affected by the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin on the body. For people with insulin-dependent diabetes, many corrections, consisting of the administration of additional insulin or ingestion of additional carbohydrates, are needed throughout the day in order to maintain blood glucose levels within normal ranges. Achieving this result can be very difficult without multiple daily injections of insulin or the use of continuous subcutaneous insulin infusion, or CSII, therapy. Patients attempting to control their blood glucose levels tightly to prevent the long-term complications associated with fluctuations in blood glucose levels are at greater risk for overcorrection and the resultant hypoglycemia, which can cause confusion, loss of consciousness or death. As a result, many patients have difficulty managing their diabetes optimally. Additionally, the time spent in managing diabetes, the swings in blood glucose levels and the fear of hypoglycemia can all render diabetes management overwhelming to patients and their families.

Current Insulin Therapy

People with insulin-dependent diabetes need a continuous supply of insulin, known as basal insulin, to provide for background metabolic needs. In addition to basal insulin, people with insulin-dependent diabetes require supplemental insulin, known as bolus insulin, to compensate for carbohydrates ingested during meals or snacks or for a high blood glucose level.

There are three primary types of insulin therapy practiced today: conventional therapy; multiple daily injection, or MDI, therapy using syringes or insulin pens; and CSII therapy using conventional insulin pumps. Both MDI and CSII therapies are considered intensive insulin management therapies.

Many healthcare professionals believe that blood glucose levels are controlled more effectively when insulin therapy more closely mimics the functioning of a normal pancreas; that is, when it is more physiological. Before the mid-1990s, conventional therapy, considered the least physiological approach to insulin therapy, was the most widely-used insulin therapy. Beginning in the 1990s, several landmark clinical trials demonstrated the superiority of intensive insulin management therapies over conventional therapies in delaying the onset and reducing the severity of diabetes-related complications. Intensive insulin management therapy in the trials involved frequent blood glucose monitoring coupled with MDI or CSII therapy. These trials included:

•	the Diabetes Control and Complications Trial, which was completed in 1993, showed that intensive insulin management reduces the risk of eye, kidney and nerve disease in people with Type 1 diabetes;

•	the Epidemiology of Diabetes Interventions and Complications Study, which was completed in 2005, showed that intensive diabetes management in Type 1 diabetes also protects against the occurrence of cardiovascular disease; and

•	the United Kingdom Prospective Diabetes Study, which was completed in 1997, demonstrated that intensive insulin management significantly reduces the risk of eye, kidney and nerve disease in people with Type 2 diabetes.

Today, the goal of intensive insulin management is to achieve near-normal blood glucose levels without risking hypoglycemia. We believe that the results of these studies, coupled with newer insulin formulations, have significantly expanded the use of intensive insulin management therapies, and that many Type 1 patients manage their diabetes using an intensive insulin management therapy. A significantly smaller percentage of people with insulin-requiring Type 2 diabetes manage their diabetes using an intensive insulin management therapy.

The following table summarizes the primary methods of insulin therapy and what we believe to be the primary advantages and disadvantages of each.

Type of Therapy	Advantages	Disadvantages
Conventional therapy

1 to 2 injections of insulin per day, typically a mixture of a long-acting and regular insulin	• Easiest to train, learn and administer • Minimal up-front cost and lowest ongoing cost of supplies
• Least physiological approach, leading to highest long-term complication rates

• Painful daily injections
required

• Hypoglycemic and hyperglycemic events are common

• Severe diet and exercise restrictions

MDI therapy
1 to 2 injections per day of long-acting insulin or a mixture of long-acting and regular insulin — plus — 1 injection of a rapid-acting insulin before all meals and snacks and as needed
• Enables intensive therapy

• More physiological approach, leading to fewer long-term complications than conventional therapy

• Less complicated to teach, learn and administer than CSII therapy with conventional insulin pumps

• Minimal up-front cost of supplies and lower ongoing cost of supplies than CSII therapy with conventional insulin pumps
• Less physiological approach than CSII therapy with conventional insulin pumps • Frequent painful injections (as many as six per day are not unusual) • Significant diet and exercise restrictions

CSII therapy with conventional insulin pumps
Continuous infusion of basal rapid-acting insulin via subcutaneous infusion set, with ability to infuse bolus rapid-acting insulin before all meals and snacks and as needed; infusion set is inserted once every three days on average

• Enables intensive therapy

• Most physiological approach, leading to fewer long-term complications than conventional therapy

• Fewest diet and exercise restrictions

• Best glycemic control

• No painful injections
• Most complicated to teach, learn and administer • Highest up-front and ongoing cost • Cumbersome to wear and least discreet alternative

In addition to the three primary therapies described above, there is also an inhaled insulin product on the market. However, current inhaled insulin technology is a newly-introduced alternative therapy for people with insulin-dependent diabetes and market acceptance of this therapy is undetermined.

CSII Therapy Opportunity

CSII therapy is widely considered to be the most physiological and most advanced of all insulin therapies. This therapy closely mimics the action of a normally-functioning pancreas in that it uses rapid-acting insulin and allows the patient to customize basal and bolus insulin doses to meet their specific and varying daily insulin needs. CSII therapy has also been shown to provide people with insulin-dependent diabetes with numerous advantages relative to MDI therapy, including:

•	Best Glycemic Control. There have been several studies demonstrating the superiority of CSII therapy over MDI therapy. CSII therapy has been shown to provide better glycemic control, reduced glycemic variability and a reduction in hypoglycemic events as compared to MDI therapy. CSII therapy also provides greater consistency in basal insulin absorption over MDI therapy through the use of rapid-acting, as opposed to long-acting, insulin and in bolus therapy through the ability to bolus in smaller and more precise increments.

•	Increased Lifestyle Flexibility. CSII therapy gives patients flexibility with respect to eating and exercise. With MDI therapy, patients must eat whether they are hungry or not to compensate for peaking insulin, falling blood glucose level or exercise. With CSII therapy, insulin peaking is reduced and patients can generally handle falling blood glucose level or exercise without being forced to eat by temporarily reducing their basal rate of insulin. Moreover, CSII therapy frees the patient from frequent painful injections.

We believe that these advantages, coupled with wider adoption of intensive insulin management therapies generally, have generated demand for CSII therapy using conventional insulin pumps. Frost & Sullivan estimated that the size of market for equipment relating to CSII therapy, consisting of insulin pumps and pump supplies, was $564.4 million in 2003 and is expected to increase at a compounded annual growth rate of 15.9% through 2010.

Although the market for CSII therapy has been growing rapidly, we believe that in 2006 this therapy had been adopted by only about 250,000 patients, or 21% of the Type 1 population in the United States, and less than 1% of the people with insulin-requiring Type 2 diabetes. We believe that several factors of conventional insulin pumps have limited the adoption of CSII therapy among people with insulin-dependent diabetes. These factors include:

•	Obtrusive design. Conventional insulin pumps can make a person’s diabetes very obtrusive. Pumps are about the size of a large pager and are typically worn on the patient’s belt or in a pocket. To experience truly continuous insulin infusion therapy, the patient must be connected to the pump via up to 42 inches of tubing 24 hours a day, which interferes with normal movement, sleep and exercise. The tubing can kink, leak or be accidentally disconnected, resulting in inconsistent or interrupted insulin delivery and requiring the patient to take the time to insert a new infusion set. Additionally, patients often disconnect their tubing and remove the pump in order to shower, swim and exercise, which is both an inconvenience and an interruption of continuous insulin therapy. Conventional insulin pumps also require manual insertion of infusion sets which necessitates the use of relatively large and painful introducer needles, causes discomfort and can lead to scarring.

•	Complexity. Conventional insulin pumps require that patients manage numerous components, including the pump, insulin reservoir, tubing, infusion set, insertion device, batteries and separate blood glucose testing supplies. Conventional insulin pumps also require a significant number of steps to initiate insulin delivery, including connecting and priming various components of the system and manually inserting the infusion set, either with or without an insertion device. In addition, most conventional insulin pumps have user interfaces that require the user to learn specific coding instructions. As a result, programming conventional insulin pumps and interpreting pump messages can be difficult, which may limit the use of advanced therapy features. These attributes make pumps costly to teach and difficult to use, limiting a patient’s ability to optimize their diabetes management. We believe that this significantly limits healthcare professionals’ willingness to recommend CSII therapy and the number of patients that they consider to be good candidates for CSII therapy.

•	Large up-front cost. Conventional insulin pumps have a list price of between $5,000 and $6,500 as an up-front investment, and the infusion sets, insulin reservoirs and batteries cost up to $200 per month. These expenses are generally at least partially covered by third-party payors, but co-payments and deductibles can still render the large up-front costs of pumps burdensome to the average person with insulin-dependent diabetes. The large up-front costs of pumps are also a significant burden for third-party payors, especially given the relatively short average length of time patients remain with the same health plan and the risk that they may abandon CSII therapy.

We believe that the relatively limited adoption of CSII therapy to date among people with insulin-dependent diabetes has been largely due to these shortcomings of conventional insulin pumps.

Our Solution

The OmniPod Insulin Management System was specifically designed to provide people with insulin-dependent diabetes with a diabetes management solution which provides significant lifestyle and other benefits and to expand the use of CSII therapy by addressing the barriers presented by conventional insulin pumps. A significant portion of our customers report being former long-term insulin-injecting Type 1 diabetes patients who have now decided to switch to CSII therapy. Based on these reports, we believe we are expanding the market for CSII therapy by attracting MDI therapy users who had previously foregone the proven clinical benefits of CSII therapy. We believe that the following attributes of our solution will lead to the adoption of the OmniPod System as the leading technology in CSII therapy and expand use of CSII therapy among people with insulin-dependent diabetes:

•	Discreet, two-part design. Unlike conventional insulin pumps, the OmniPod System consists of just two discreet, easy-to-use devices that communicate wirelessly: the OmniPod, a small, lightweight, disposable insulin infusion device worn beneath clothing that integrates an infusion set, automated cannula insertion, insulin reservoir, drive mechanism and batteries; and the Personal Diabetes Manager, or PDM, a handheld device much like a personal digital assistant that wirelessly programs the OmniPod with insulin delivery instructions, assists the patient with diabetes management and integrates a blood glucose meter. The OmniPod will operate for at least 72 hours (but no more than 80 hours) after it is first activated. We believe our innovative patented design enables people with insulin-dependent diabetes to experience all of the lifestyle benefits and clinical superiority of CSII therapy in a more discreet and convenient manner than possible with conventional insulin pumps.

•	No tubing. The OmniPod System’s innovative, proprietary design dramatically reduces the size of the insulin delivery mechanism, thereby eliminating the need for the external tubing required by conventional pumps. As a result of this design, the OmniPod can be worn discreetly beneath clothing and patients can move, dress, bathe, sleep and exercise without the encumbrance of the up to 42 inches of tubing required by conventional insulin pumps. In addition to untethering people with insulin-dependent diabetes, the OmniPod System’s lack of tubing eliminates interruptions in insulin delivery resulting from kinking, leaking or disconnecting, which leads to more consistent delivery of insulin.

•	Virtually pain-free automated cannula insertion. The OmniPod is the only CSII therapy device to feature a fully automated, hands-free cannula insertion system. This virtually pain-free insertion system features the world’s fastest insertion and the smallest-gauge introducer needle available for insulin infusion systems. Cannula insertion is activated wirelessly using the PDM, so the patient never sees or handles an introducer needle, which we believe promotes consistent insertion, reduces patient anxiety and increases the number of insertion sites available to patients. We believe that the OmniPod’s proprietary insertion system is a significant differentiating factor for people with insulin-dependent diabetes who are frustrated with the painful and cumbersome manual insertions required with existing conventional pumps or frequent injections required by MDI therapy.

•	Easy to train, learn and use. We have designed the OmniPod System to fit within the normal daily routines of patients. The OmniPod System requires the fewest steps to start insulin delivery of all CSII therapies on the market by automating much of the process. In addition, the OmniPod System consists of just two devices, as opposed to up to seven for conventional insulin pumps. We have also designed the PDM’s user interface to be much more intuitive and user-friendly than those used in conventional insulin pumps. As a result, the OmniPod System is easier for patients to use, which reduces the training burden on healthcare professionals. We believe that the OmniPod System’s overall ease of use will make it very attractive to those people with insulin-dependent diabetes who are frustrated or discouraged by the conventional insulin pumps. We also believe that the OmniPod System’s ease of use and substantially lower training burden will help redefine which diabetes patients are appropriate for CSII therapy, enabling healthcare professionals to prescribe CSII therapy to a broader pool of patients.

•	Low up-front cost and pay-as-you-go pricing structure. The OmniPod System’s unique patented design and proprietary manufacturing process have enabled us to provide CSII therapy at a relatively low up-front investment without removing any of the functionality of conventional insulin pumps. Whereas current list prices of conventional insulin pumps require an up-front investment of $5,000 to $6,500 and ongoing monthly supplies cost up to $200, the current list price of our Starter Kit, which includes the PDM, two OmniPods, the OmniPod System User Guide and our Interactive Patient Training CD, is $800, and the OmniPods, each worn for up to three days, have a list price of $34.50 per unit. We believe this pay-as-you-go pricing model significantly reduces the risk of investing in CSII therapy for third-party payors and makes CSII therapy much more accessible for people with insulin-dependent diabetes.

The OmniPod System received a number of design and innovation awards in 2006, including a Gold Medical Design Excellence Award from Canon Communications LLC, a New England Innovation Award from the Smaller Business Association of New England, a Gold Industrial Design Excellence Award from the Industrial Designers Society of America, and a Nixon Peabody/Smith & Nephew Medical Device Innovation Award from the Massachusetts Medical Device Industrial Council. We believe that the OmniPod System’s proprietary designs and unique functionality offer patients unprecedented discretion, comfort and ease in using CSII therapy to manage their diabetes, while providing a low up-front cost alternative for patients and third-party payors and reducing the training burden associated with recommending CSII therapy for healthcare professionals.

Our Strategy

Our goals are to expand the use of CSII therapy and to become a leading provider of CSII technology for people with insulin-dependent diabetes. We believe that the OmniPod System’s innovative design and ease-of-use will significantly expand the pool of candidates and the market for CSII therapy and make it the CSII therapy system of choice for healthcare professionals, people with insulin-dependent diabetes and third-party payors. The principal elements of our business strategy include:

•	Promote awareness of the OmniPod System among thought leaders, key academic centers, diabetes clinics and top insulin-prescribing healthcare professionals. We plan to use our healthcare professional sales force to cultivate relationships with thought leaders, key academic centers, clinics and top insulin-prescribing healthcare professionals throughout the United States to help establish market acceptance of the OmniPod System. We believe that early acceptance of the OmniPod System by thought leaders and key recommenders will be important in establishing the OmniPod System as the system of choice for CSII therapy. We also plan to use our healthcare professional sales force to educate the broader referral base of physicians, certified diabetes educators and other clinicians focused on diabetes about the advantages of the OmniPod System. To date, in order to align the demand for the OmniPod System with our capacity to manufacture the OmniPod, we have only engaged in limited marketing efforts focused in the Eastern and Midwestern United States and with some key diabetes practitioners, academic centers and clinics elsewhere in the United States. As we further automate and expand our manufacturing capabilities, we plan to expand our sales and marketing efforts across the

United States and internationally, and commence broader direct-to-consumer campaigns. We also intend to sponsor marketing studies seeking to demonstrate certain aspects of the efficacy of the OmniPod System.

•	Promote awareness and trial experience of the OmniPod System among people with insulin-dependent diabetes. As our production capability expands, we plan to engage in an increasing number of promotional activities directly targeted to people with insulin-dependent diabetes. Given the OmniPod System’s discreet and easy-to-use design, we believe we have a substantial advantage over our competitors in promoting the lifestyle benefits of our solution to patients. We have recently begun efforts to promote the OmniPod System directly to people with insulin-dependent diabetes through online direct-to-consumer channels and events. We also encourage diabetes patients to try the OmniPod System through our Patient Demonstration Kit Program, which offers them the opportunity to experience the lifestyle and other benefits of the OmniPod System before making a purchase. We believe that this program is unique to the OmniPod System and will significantly differentiate the OmniPod System from conventional insulin pumps.

•	Expand third-party payor coverage for the OmniPod System. Third-party payor reimbursement is an extremely important determinant of patient use of CSII therapy. As of September 30, 2007, we had entered into contracts establishing reimbursement for the OmniPod System with national and regional third-party payors covering an estimated 96 million lives. These contracts provide reimbursement in each of the 30 states in which we currently sell the OmniPod System. To date, we have primarily focused on negotiating contracts with private insurers with a presence in the areas where we have concentrated our initial sales and marketing efforts, which has been in the Eastern and Midwestern United States. We plan to continue to work with additional third-party payors within these areas and, as we broaden our sales and marketing focus in the remainder of the United States, to enter into further coverage contracts.

•	Enhance our OmniPod production capabilities to increase capacity and reduce per unit production costs. We are currently producing the OmniPod on a partially automated manufacturing line at our Bedford, Massachusetts facility. As part of our efforts to ensure that we have sufficient capacity to meet future product demand and are able to achieve appropriate cost efficiencies, in January 2007 we entered into a contract manufacturing agreement with a subsidiary of Flextronics International Ltd. in China for the supply of a sub-assembly of some of the OmniPod’s components. In October 2007, we expanded the scope that agreement to cover the supply of completed OmniPods. During 2008, we intend to complete the planned automation of our existing line and we expect construction of a partially automated manufacturing line will be completed at a facility in China operated by Flextronics. We believe that the automation of our manufacturing process and the successful implementation of our production strategy in China will substantially reduce our per unit cost of goods sold, leading to positive gross margins from a current negative level, and enable us to significantly increase our production capacity, while maintaining high levels of quality, reliability and product safety.

•	Continue research and development efforts to enhance the features of the OmniPod System and reduce per unit production costs. We plan to continue our research and development efforts to maintain our technology leadership in CSII therapy and reduce production costs of the OmniPod System. Our current research and development efforts are focused primarily on improving the functionality and design of the OmniPod System as well as developing a new OmniPod System that incorporates continuous glucose monitoring technology. We have partnered with Abbott Diabetes Care Inc., a global healthcare company that develops continuous glucose monitoring technology, to develop a product that will integrate the receiver portion of Abbott’s continuous glucose monitor, the FreeStyle Navigator, with the OmniPod System PDM. The FreeStyle Navigator is currently pending FDA approval and is not available on the market. We also plan to pursue the use of our proprietary OmniPod System technology for the delivery of other medications for the treatment of conditions other than diabetes.

•	Maintain a customer-focused approach. The easy-to-use patented design and straightforward user interface of the OmniPod System and our efficient and effective customer training programs are intended to reduce the amount of time and effort associated with training and supporting patients in the use of the OmniPod System. We also provide direct technical support by telephone and Internet 24 hours a day, 7 days a week to patients, physicians and diabetes educators to promote safe and successful use of the OmniPod System. We certify healthcare professionals to train patients on the OmniPod System and provide patients with state-of-the-art training tools. In addition, we have a team of in-house insurance specialists who assist physicians and patients in obtaining reimbursement from third-party payors. We believe that our customer-focused approach is critical to facilitating rapid conversion of new customers and creating life-long relationships with our existing customers.

The OmniPod System

The OmniPod System utilizes proprietary designs and technology to combine the functionality of a conventional insulin pump with that of a blood glucose meter in an innovative, discreet and easy-to-use two-part system. We have achieved this patented design by integrating the insulin reservoir, tubing, infusion set, inserter, motor and power source of a conventional pump into one device, the OmniPod, that can be worn directly on the skin, and integrating the user interface and controls for the OmniPod, the diabetes management software and a blood glucose meter into a separate device, the PDM.

The OmniPod

The OmniPod, measuring 1.6 x 2.4 x 0.7 inches and weighing 1.2 ounces, is a small, lightweight, self-adhesive disposable insulin infusion device that the patient wears directly on the skin beneath clothing for up to three days and then replaces. During wear, the OmniPod delivers precise, personalized doses of insulin through a small, flexible tube, called a cannula, inserted beneath the skin once at the beginning of wear via an automated, hands-free insertion process. The OmniPod is watertight and does not need to be removed for showering, swimming or exercise, thereby eliminating the interruptions of therapy associated with the disconnecting of conventional insulin pumps.

1  Automated cannula insertion system

2  Water tight housing

3  Insulin reservoir (capacity of 85 to 200 deliverable units)

4  Adhesive

5  Drive mechanism

6  Angled infusion set

7  Electronic circuitry for programming insulin delivery and enabling wireless communications

8  Power supply (batteries)

OmniPod shown does not include all components.

The Personal Diabetes Manager

The PDM, measuring 2.6 x 4.3 x 1.0 inches, is a wireless, menu-driven, hand-held device, similar in size and appearance to a personal digital assistant. The patient uses the PDM to program the OmniPod with personalized insulin delivery instructions and to check blood glucose levels using FreeStyle test strips. The PDM facilitates diabetes management by seamlessly integrating blood glucose results into suggested bolus calculations, incorporating a food reference library, and storing and displaying carbohydrate, insulin delivery and blood glucose records in one device. The PDM also features a large display, large font and a backlight to enhance readability for people with various levels of vision acuity in any setting. When the PDM is not in use, it can be stored conveniently in a purse, pocket, backpack or briefcase.

1  Large display with intuitive, menu-driven user interface

2  FreeStyle blood glucose test strip port

3  Incorporated food reference library

4  Diabetes management record storage (up to 5,400 records)

5  Infrared port for data download

Key Design Elements

The key design elements of the OmniPod System include:

•	Wireless communications. The OmniPod and the PDM contain integrated electronic circuitry which enables wireless communications between the two devices at a range of up to two feet in any direction. The PDM is specifically linked to the particular OmniPod in use via a wireless protocol established during the OmniPod activation process, but the two devices only communicate with each other during programming of insulin delivery instructions and during OmniPod status checks. This design enables secure, unique and discreet communications between the OmniPod and the PDM, allowing the patient to manage their diabetes with discretion and store the PDM separately when it is not needed.

•	Small, light weight and inexpensive drive mechanism. The OmniPod provides safe, flexible and precise insulin delivery using a small, lightweight and inexpensive drive mechanism. This proprietary drive mechanism enables millions of carefully-controlled, precise insulin pulses in flow rates as small as 0.05 units per hour while minimizing the risk of runaway insulin delivery and enabling the device to be both wearable and disposable.

•	Fully automated cannula insertion. The OmniPod automatically inserts and immediately retracts the smallest-gauge introducer needle available for insulin infusion systems, leaving behind a nine millimeter cannula beneath the skin at a forty-five degree angle. The entire process, which is activated wirelessly by pressing a single button on the PDM, takes less than one second, is fully automated and is virtually pain-free for the patient. The automated insertion process promotes consistent placement of the cannula beneath the skin, reduces patient anxiety and increases the number of insertion sites available to patients.

•	Designed for automated manufacturability. The OmniPod design incorporates a multi-shot, molded chassis that serves as the backbone for all functional components in the device. The chassis facilitates a “plug-and-play” assembly process that eliminates the need for all of the solder and bonding operations traditionally required to create an electromechanical device and enables high-speed, automated manufacturing. This critical design element also reduces the OmniPod’s part count, improves manufacturability and quality and reduces production costs.

•	Intuitive user interface. The PDM software leverages the PDM’s large display with an intuitive menu-driven user interface. The patient is guided step-by-step through all operations with directions in complete sentences and plain English. The PDM’s innovative Setup Wizard walks the patient through the establishment of key starting parameters such as the current time and date, initial basal rate, maximum bolus dose and blood glucose level goals, as well as key therapeutic options such as the temporary basal rate and suggested bolus calculator settings.

•	Fully-integrated blood glucose meter. The PDM incorporates a blood glucose meter that eliminates the need for the patient to carry a separate meter. The patient inserts a FreeStyle test strip into the PDM’s test strip port, applies a blood sample of only 0.3 microliters, and the PDM, using FreeStyle technology, displays a blood glucose result in an average of seven seconds. The PDM facilitates diabetes management by automatically integrating these blood glucose results directly into suggested bolus calculations and diabetes management records.

Using the OmniPod System

We designed the OmniPod System to simplify the use and training of CSII therapy, with the fewest steps to starting insulin delivery of any commercially-available CSII therapy system. We believe that the OmniPod System’s simple use model will enable more people with insulin-dependent diabetes to take advantage of CSII therapy and will significantly reduce the training burden for healthcare professionals recommending CSII therapy.

Once the patient has completed the initial set-up of the PDM, the patient simply:

1.	fills a new OmniPod with the amount of insulin needed for up to three days. During fill, the PDM wirelessly downloads the patient’s insulin delivery instructions to the OmniPod;

2.	applies the self-adhesive OmniPod to the preferred infusion site; and

3.	presses Start on the PDM to activate virtually pain-free automated cannula insertion and begin basal insulin delivery.

Once insulin delivery is started, the patient uses the PDM to adjust basal rates, program bolus doses, review diabetes management history records and check blood glucose levels as needed. At the end of three days or when the insulin supply is depleted, the OmniPod System reminds the patient that they need to change the OmniPod. The patient then removes the OmniPod, and fills and applies a new one.

Sales and Marketing

Our sales and marketing effort is focused on generating demand and acceptance of the OmniPod System among healthcare professionals, people with insulin-dependent diabetes and third-party payors. Our marketing strategy is to build awareness for the benefits of the OmniPod System through a wide range of education programs, patient demonstration programs, support materials and events at the national, regional and local levels.

As of September 30, 2007, we had a sales and marketing team of 58 employees, which includes 28 employees in training and customer support. To date, in order to align the demand for the OmniPod System with our capacity to manufacture the OmniPod, we have only engaged in limited marketing efforts focused in the Eastern and Midwestern United States and with some key diabetes practitioners, academic centers and clinics elsewhere in the United States. As we further automate and expand our manufacturing capabilities, we plan to expand our sales and marketing efforts across the United States and internationally, and commence broader direct-to-consumer campaigns.

Healthcare professional focused initiatives.  We believe that healthcare professionals play an important role in selecting patients for CSII therapy and educating them about CSII technology options. As of September 30, 2007, our healthcare professional sales force consisted of two Key Account managers and 16 territory managers, who call on endocrinologists, internal medicine physicians focused on diabetes and certified diabetes educators. As of September 30, 2007, our territory managers were supported by 14 clinical specialists who certify healthcare professionals to train patients on the OmniPod and who provide ongoing clinical expertise and support during initial customer training. Our marketing to healthcare professionals focuses on positioning the OmniPod System as an innovative continuous insulin delivery system that makes CSII therapy easier to recommend. We plan to augment our healthcare professional focused marketing efforts with market studies to assess various aspects of the OmniPod System’s functionality and relative efficacy, which we believe will assist us in generating additional patient demand for the OmniPod System among the insulin-dependent diabetes population.

Some of our recent healthcare professional focused marketing initiatives include:

•	the Key Account/Key Opinion Leader Program through which we cultivate relationships with industry thought leaders, key academic centers, clinics and top insulin-prescribing healthcare professionals throughout the United States in order to establish market acceptance of the OmniPod System;

•	presentations and product demonstrations at key industry meetings including the American Diabetes Association Scientific Sessions, the American Association of Diabetes Educators Annual Meeting and the Diabetes Technology Meeting; and

•	the OmniPod System 30-Day Experience Program, through which clinicians can place their first patient on the OmniPod System for 30 days at no charge to gain personal experience with the OmniPod System and experience the ease of training patients on the OmniPod System.

Patient focused initiatives.  We sell the OmniPod System directly to patients through referrals from healthcare professionals and through patient leads generated through our promotional activities. Our marketing to patients focuses on positioning the OmniPod System as an innovative continuous insulin delivery system that makes diabetes a smaller part of life and strongly promotes the lifestyle benefits afforded by the OmniPod System.

Some of our recent patient focused marketing initiatives include:

•	The Office Demonstration Kit Program, through which we provide healthcare professionals with an OmniPod System Starter Kit to enable them to demonstrate the OmniPod System to patients in the office.

•	Our Patient Demonstration Kit Program that provides patients with a free trial of the OmniPod System by wearing a saline-filled OmniPod for three days and using a virtual PDM. This unique program enables potential customers to experience the lifestyle benefits, virtually pain-free insertion and ease of use of the OmniPod System before making a purchase. Given the unique design of the OmniPod System, we believe that we are the only manufacturer of CSII therapy devices capable of providing this type of program and believe it will provide us with a substantial advantage in marketing to patients that are considering or skeptical about CSII therapy.

•	Our website, http://www.MyOmniPod.com, including PodWatch, our online newsletter, both of which have experienced substantial traffic since we launched the OmniPod System. Our website has been nominated for multiple design awards and includes product photography, animated product demonstrations, video of the OmniPod System in use and customer testimonials.

•	Presentations and product demonstrations at our own OmniPod System consumer information sessions and other patient-focused diabetes conferences, events and support groups.

•	Promotional materials distributed directly from us or through the healthcare professional highlighting the benefits of the OmniPod System.

Marketing research.  In addition to our initiatives focused on healthcare professionals and patients, we also plan to continue evaluating the benefits of the OmniPod System in marketing research efforts to assess certain aspects of the efficacy of the OmniPod System.

Some potential studies include:

•	an evaluation of the OmniPod System by various user sub-populations, such as very young pediatric patients, women with gestational diabetes and cancer patients undergoing chemotherapy;

•	an evaluation of the OmniPod System in the hospital setting, both for diabetes patients and for glucose control in non-diabetic patients after surgery, transplantation, trauma and other circumstances in which normal metabolic function may be disrupted; and

•	our participation in studies funded by the Juvenile Diabetes Research Foundation concerning the development of an artificial pancreas.

Training and Customer Support

Given the chronic nature of diabetes, we believe that thorough training and ongoing customer support are important to developing a long-term relationship with the patient. We believe that it is crucial for patients to be trained as the experts in the management of their diabetes. At the same time, we believe that providing reliable and effective customer support reduces patients’ anxiety and contributes to overall product satisfaction. In order to provide a complete training and customer support solution, we utilize a combination of live training in the office of the healthcare professional, interactive media, as well as online and telephonic support that is available 24 hours a day, 7 days a week. As of September 30, 2007, we had a training and customer support team of 28 employees.

Training.  We believe that the amount of effort required for healthcare professional offices to train patients to use CSII therapy has been a key barrier limiting penetration of this therapy. With the fewest steps required to start insulin delivery, the OmniPod System was designed to be easy to use and to significantly reduce the burden associated with training patients to use CSII therapy.

We are committed to ensuring that each patient receives product training and education to take advantage of the benefits of the OmniPod System. To facilitate and make the customer training as efficient and effective as possible, we have developed an Interactive Training CD that is included with the Starter Kit shipped to new customers. The Interactive Training CD provides patients with an overview of CSII therapy and educates patients on how the OmniPod System works using easy-to-understand lessons and interactive tutorials. Utilization of the Interactive Training CD reduces product-related training time and allows clinic staff to spend more time on basic diabetes management training and therapy optimization.

Our training support for healthcare professional offices is tailored to the individual needs of recommending offices. In some cases, we certify office-based healthcare professionals to train patients on the OmniPod System through our Certified Pod Trainer Program. In addition, we may assist them with the first customer training as part of the process of transitioning the ongoing training responsibilities to these healthcare professionals. In other cases, a member of our Certified Pod Trainer consultant group will conduct the patient training for an office that does not have the capability or capacity to complete patient training. We have established a network of over 100 Certified Pod Trainers, or CPTs, who will conduct customer training at the healthcare site. We provide all CPTs with a training kit that includes a methodology and documentation for training patients on effective use of the OmniPod System. We believe the CPT Program is a valuable way for us to develop and maintain relationships with key providers in the marketplace.

Customer Support.  We seek to provide our customers with high quality customer support, from product ordering to insurance investigation, fulfillment and ongoing support. We have integrated our customer support systems with our sales, reimbursement, billing, telephone and website in order to provide customers with seamless and reliable customer support.

Our customer support staff is proactively involved with both healthcare professionals and patients. When a patient initiates their order for the OmniPod System, our customer support staff assist the patient with completing order forms and collecting additional data as required by the patient’s insurance provider. Once the order forms are complete, we investigate the patient’s insurance coverage for the OmniPod System and contact the customer to notify them of benefits. We believe it is important from a customer satisfaction perspective, as well as a healthcare professional perspective, that we handle the insurance investigation process efficiently and promptly. We also offer healthcare professionals assistance in generating insurance appeals for customers who are denied coverage. We believe that our insurance investigation infrastructure will enable us to effectively support the growing demand for the OmniPod System.

Upon approval from the customer, the customer’s order is shipped to the customer’s home and our customer support staff notifies the provider of the ship date and reviews training plans with the customer. A customer support representative follows up with new customers at the first re-order and patients can subsequently be placed on automatic re-order for OmniPod supplies, simplifying the diabetes management process and preventing patients from experiencing inadvertent supply shortages.

Research and Development

As of September 30, 2007, our research and development staff consisted of 26 people, including 24 engineers with expertise in mechanical, electrical and software engineering disciplines. Our team of engineers has many years of experience in relevant areas of the medical device industry, including external and implantable insulin pumps, ambulatory pumps, heart pumps, pacemakers, infusion sets and numerous other critical care devices. Our current research and development efforts are focused primarily on increased functionality, design for ease-of-use and reduction of production costs of the OmniPod System.

We are also working toward the integration of our existing OmniPod System with continuous glucose monitoring technology. We have an agreement with Abbott Diabetes Care Inc., a global healthcare company that develops continuous glucose monitoring technology, to develop a system that will integrate the receiver portion of Abbott’s continuous glucose monitor, the FreeStyle Navigator, with the OmniPod System PDM. The FreeStyle Navigator is currently pending FDA approval and is not available on the market. To date, the FDA has approved, as an adjunct to traditional self-testing, a limited number of continuous glucose monitoring systems, including those manufactured by Medtronic, Inc. and DexCom Inc. All of these products have limited capabilities, and none of them is labeled as a substitute for current blood glucose testing where patients need to draw blood for testing. This means that no continuous glucose monitor, whether currently on the market or pending FDA approval, can be used to determine insulin infusion amounts. It is unknown when, if ever, any continuous glucose monitoring systems will be approved as a replacement for current blood glucose monitors.

We believe that the potential uses of our proprietory OmniPod System technology are not limited to the treatment of diabetes. We plan to pursue the use of the OmniPod System technology for the delivery of other medications that may be administered subcutaneously in precise and varied doses over an extended period of time. However, there can be no assurance that we will be able to adapt the OmniPod System technology for such uses or successfully compete in new areas.

Scientific Advisory Board

Our scientific advisory board provides specific expertise in the areas of clinical applications, physician education and research and development relevant to our business. Scientific advisory board members meet with our management from time to time to discuss our present and long-term activities in these areas. Our scientific advisory board members include:

Robert Sherwin, M.D. (Chairman).  Dr. Sherwin is C.N.H. Long Professor of Medicine, Director of the Yale Center for Clinical Investigation and Interim Section Chief of Endocrinology and Metabolism at Yale University in New Haven, Connecticut.

John Buse, M.D., Ph.D.  Dr. Buse is Chief of the Division of Endocrinology and Director of the Diabetes Care Center at the University of North Carolina in Chapel Hill, North Carolina.

Steven Edelman, M.D.  Dr. Edelman is Professor of Medicine, Diabetes and Endocrinology at the University of California in San Diego and Founder and Director of Taking Control of Your Diabetes.

Lois Jovanovic, M.D.  Dr. Jovanovic is Chief Executive Officer and Chief Scientific Officer at the Sansum Diabetes Research Institute in Santa Barbara, California.

Francine Kaufman, M.D.  Dr. Kaufman is Chair of the Division of Endocrinology and Metabolism at the Children’s Hospital Los Angeles and Professor of Pediatrics at the University of Southern California School of Medicine in Los Angeles, California.

Howard Wolpert, M.D.  Dr. Wolpert is Senior Physician and Director of the Insulin Pump Program at the Joslin Diabetes Center at Harvard Medical School in Boston, Massachusetts.

Manufacturing and Quality Assurance

We believe a key contributing factor to the overall attractiveness of the OmniPod System is the disposable OmniPod insulin infusion device. To manufacture sufficient volumes of the OmniPod, each of which is worn for up to three days and then replaced, and to achieve a low per unit production cost, we have designed the OmniPod to be manufactured through a highly automated process.

Currently, the sale price of the OmniPod System is not sufficient to cover our direct manufacturing costs. By increasing our production volumes of the OmniPod, we will be able to reduce our raw material costs and improve absorption of manufacturing overhead costs. This is important to allow us to achieve profitability.

We are currently producing the OmniPod on a partially automated manufacturing line at our facility in Bedford, Massachusetts. During 2008, we intend to complete the planned automation of this manufacturing line. Pending construction and installation of the remaining automated manufacturing equipment that we plan to use, we are manually performing these steps in the manufacturing process, which limits our ability to increase our manufacturing capacity and decrease our per unit cost of goods sold, thereby causing us to incur negative gross margins. In addition, we expect that during 2008 construction of a partially automated manufacturing line will be completed at a facility in China operated by a subsidiary of Flextronics International Ltd. We currently purchase a sub-assembly of some of the OmniPod’s components from Flextronics. Toward the end of 2008, we intend to purchase complete OmniPods from Flextronics. On January 3, 2007, we entered into an agreement with a subsidiary of Flextronics International Ltd. for the manufacture and supply of a sub-assembly of the chassis for the OmniPods. On October 3, 2007, we expanded the scope of this agreement to cover the manufacture and supply of complete OmniPods. Under the agreement, Flextronics has agreed to supply us, as a non-exclusive supplier, with OmniPods at agreed upon prices per unit pursuant to a rolling 12-month forecast that we provide to Flextronics. The initial term of the agreement is three years from January 3, 2007, with automatic one-year renewals. The agreement may be terminated at any time by either party upon prior written notice given no less than a specified number of days prior to the date of termination, which number of days is intended to provide the parties with sufficient time to make alternative arrangements in the event of termination. Pursuant to this agreement, we expect to begin purchasing OmniPods from Flextronics following the completion of the construction of the manufacturing line for the OmniPod at one of Flextronics’ facilities in China. By purchasing OmniPods manufactured by Flextronics in China while continuing to manufacture OmniPods on our manufacturing line in Bedford, we will be able to substantially increase production volumes for the OmniPod and reduce our per unit production cost.

Our current OmniPod manufacturing capacity is approximately 45,000 OmniPods per month. By completing the planned automation of our existing manufacturing line in Bedford, Massachusetts and by purchasing complete OmniPods from Flextronics, we expect to increase the production capacity of OmniPods to in excess of 200,000 OmniPods per month toward the end of 2008. We currently manufacture OmniPods at full capacity. During the three months ended September 30, 2007, we expect to incur an impairment charge related to certain production machinery and equipment in the amount of approximately $1.0 million. The expected impairment charge would result from our ongoing improvements to our product design and associated manufacturing processes, with the aim of achieving lower unit costs, and the ongoing upgrades to our manufacturing process, which has rendered certain equipment obsolete.

Currently, the OmniPod and PDM are assembled and tested in our manufacturing facility in Bedford, Massachusetts. However, we rely on outside vendors for most of the components, some sub-assemblies, and various services used in the manufacture of the OmniPod System. For example, we rely on Phillips Plastic Corporation to manufacture and supply a number of injection molded components of the OmniPod and on Freescale Semiconductor, Inc. to manufacture and supply the application specific integrated circuit that is incorporated into the OmniPod. In addition, Flextronics currently supplies a sub-assembly of certain components for the OmniPod, and during 2008 we intend to purchase complete OmniPods from Flextronics. Each of these suppliers is a sole-source supplier. We have never experienced significant disruption of these components and services and we have created safety stocks of our components to address changes in market demand. However, for certain of these components, arrangements for additional or replacement suppliers will take time and result in delays, in part because of the FDA approval process and because of the custom nature of various parts we design. Any interruption or delay in the supply of components, or our inability to obtain components from alternate sources at acceptable prices in a timely manner, could harm our business, financial condition and results of operations.

Generally, all outside vendors produce the components to our specifications and in many instances to our designs and they are audited annually by our Quality Assurance Department to ensure conformity with the specifications, policies and procedures for our devices. Our Quality Assurance Department also inspects and tests our devices at various steps in the manufacturing cycle to facilitate compliance with our devices’ stringent specifications. We have received approval from TÜV America Inc., a Notified Body to the International Standards Organization, or ISO, of our quality system standards. These approvals are ISO 13485 standards that include design control requirements. Certain processes utilized in the manufacture and test of our devices have been verified and validated as required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facility and the facilities of our suppliers and sterilizer are subject to periodic inspection by the FDA and certain corresponding state agencies.

As of September 30, 2007, we had 91 employees in operations, manufacturing and quality assurance.

Intellectual Property

We believe that to maintain a competitive advantage, we must develop and preserve the proprietary aspect of our technologies. We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights. Currently, we require our employees, consultants and advisors to execute non-disclosure agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. We also require our employees, consultants and advisors who we expect to work on our current or future products to agree to disclose and assign to us all inventions conceived during the work day, developed using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of the OmniPod System or to obtain and use information that we regard as proprietary.

Patents.  As of September 30, 2007, we had obtained 17 issued United States patents, and had 31 additional pending U.S. patent applications. We believe it will take up to four years, and possibly longer, for the most recent of these U.S. patent applications to result in issued patents. Our issued U.S. patents expire between 2020 and 2022, assuming we pay all required maintenance fees. We are also seeking patent protection for our proprietary technology in Europe, China, Japan, India and other countries and regions throughout the world. The issued patents and pending patent applications cover, among other things:

•	the basic architecture of the OmniPod System;

•	the OmniPod shape memory alloy drive system;

•	the OmniPod System cannula insertion system; and

•	various novel aspects of the OmniPod System and potential next generation OmniPod Systems.

On January 23, 2002, we entered into a development and license agreement with TheraSense, Inc., regarding the incorporation of the FreeStyle blood glucose meter in the PDM. TheraSense was subsequently acquired by Abbott Laboratories and is currently a wholly-owned subsidiary of Abbott Laboratories known as Abbott Diabetes Care, Inc. Under this agreement, we were granted a non-exclusive, fully paid, non-transferable and non-sublicensable license in the United States under patents and other relevant technical information relating to the Abbott FreeStyle blood glucose meter for the purpose of making, using and selling the OmniPod System incorporating an Abbott FreeStyle blood glucose meter. The term of the agreement is for seven years, with automatic renewals for subsequent three-year periods unless either party provides written notice of termination at least 90 days prior to the scheduled expiration of the then-current term. The current term is scheduled to expire in January 2009. The agreement may also be terminated by Abbott Diabetes Care, Inc. if it discontinues its FreeStyle blood glucose meter or test strips or by either party if the other party is acquired by a competitor of the first party or materially breaches its obligations under the agreement.

In a letter dated March 13, 2007, Medtronic, Inc. invited us to discuss our “taking a license to certain Medtronic patents.” The patents referenced by this letter relate to technology that is material to our business. We have not had any substantive discussions with Medtronic concerning this matter since our receipt of this letter. While we believe that the OmniPod System does not infringe these patents, we would consider resolving the matter on reasonable terms. If we are unable to reach agreement with Medtronic, Inc. on this matter, they may sue us for infringement. We believe we would have meritorious defenses to any such suit.

Trademarks.  We have registered the trademarks OMNIPOD and the OMNIPOD design with the United States Patent and Trademark Office on the Principal Register. We have applied with the United States Patent and Trademark Office to register the trademarks INSULET and POD. The INSULET mark is subject to an ongoing opposition proceeding. The POD mark, which has been allowed and for which the opposition period has expired, will be registered upon filing a declaration of use.

Competition

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The OmniPod System competes with a number of existing insulin delivery devices as well as other methods for the treatment of diabetes. Medtronic MiniMed, a division of Medtronic, Inc., has been the market leader for many years and has the majority share of the conventional insulin pump market in the United States. Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Deltec, a division of Smiths Medical MD, Inc. In October 2006, following the lifting of an FDA ban on the import of Disetronic insulin pumps, Roche Disetronic, a division of Roche Diagnostics, announced its re-entry into the conventional insulin pump market in the United States.

All of these competitors are large, well-capitalized companies with significantly more market share and resources than we have. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Many of these competitors have:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory approval for products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

The OmniPod System and conventional insulin pumps, both of which provide CSII therapy, also face competition from conventional and MDI therapy, both of which are substantially less expensive than CSII therapy, as well as from newer methods for the treatment of diabetes, such as inhaled insulin. Existing diabetes-focused pharmaceutical companies, including those marketing or developing inhaled insulin products, include Abbott Laboratories, Eli Lilly and Company, MannKind Corporation, Novo Nordisk AS, Pfizer Inc. and Takeda Pharmaceuticals Company Limited.

Government Regulation

The OmniPod System is a medical device subject to extensive and ongoing regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory bodies. FDA regulations govern product design and development, pre-clinical and clinical testing, manufacturing, labeling, storage, pre-market clearance or approval, advertising and promotion, and sales and distribution.

FDA’s Pre-Market Clearance and Approval Requirements.  Unless an exemption applies, each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance or a pre-market approval, or PMA, from the FDA. We have obtained 510(k) clearance for the OmniPod System. We expect that the product which we are developing that integrates continuous glucose monitoring capability with our existing OmniPod System would require a PMA. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt.

In order to obtain pre-market approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. If we conduct clinical trials, they may be delayed or halted, or be inadequate to support approval or clearance.

•	510(k) Clearance. To obtain 510(k) clearance for any of our potential future devices (or for certain modifications to devices that have received 510(k) clearance), we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. The FDA’s 510(k) clearance pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer. After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance.

•	PMA. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or device in commercial distribution before May 28, 1976 for which PMAs have not been required, generally require a PMA before they can be commercially distributed. A PMA application must be supported by extensive data, including technical, pre-clinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication or its manufacturing process. In addition, any PMA approval may be conditioned upon the manufacturer conducting post-market surveillance and testing.

Ongoing Regulation by FDA.  Even after a device receives clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	quality system regulation, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: fines, injunctions, civil or criminal penalties, recall or seizure of our current or future products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or PMA approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted PMA approvals.

We are subject to announced and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors. We received our first FDA inspection of our facility in August 2006. During its inspection, the FDA issued a Form 483, which is a notice of inspection observations. Two minor items were identified and the corrective action for both were initiated prior to the completion of the inspection. The responses provided to the FDA were deemed adequate and no further action was requested. We received our second FDA inspection of our facility in August 2007. During its inspection, the FDA issued a Form 483, which included five minor observations. Of those five observations, two were corrected during the course of the inspection and reviewed to the satisfaction of the FDA. Corrective actions relating to the remaining three observations are underway. We expect that the FDA will review those corrective actions during its next inspection.

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

Licensure.  Several states require that durable medical equipment, or DME, providers be licensed in order to sell products to patients in that state. Certain of these states require that DME providers maintain an in-state location. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure. We believe that our certified diabetes educators are in compliance with all such state laws. If our educators or we were to be found non-compliant in a given state, we may need to modify our approach to providing education, clinical support and customer service.

Federal Anti-Kickback and Self-Referral Laws.  The Federal Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce the:

•	referral of a person;

•	furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs; or

•	purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs.

We provide the initial training to patients necessary for appropriate use of the OmniPod System either through our own diabetes educators or by contracting with outside diabetes educators that have completed a Certified Pod Trainer training course. Outside diabetes educators are reimbursed for their services at fair market value. Although we believe that these arrangements do not violate the law, regulatory authorities may determine otherwise, especially as enforcement of this law historically has been a high priority for the federal government. In addition, because we may provide some coding and billing information to purchasers of the OmniPod System, and because we cannot assure that the government will regard any billing errors that may be made as inadvertent, the federal anti-kickback legislation may apply to us. Noncompliance with the federal anti-kickback legislation can result in exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, as well as civil and criminal penalties, any of which could have an adverse effect on our business and results of operations.

Federal law also includes a provision commonly known as the “Stark Law,” which prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including a company that furnishes durable medical equipment, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these arrangements may not expressly meet the requirements for applicable exceptions from the law.

Additionally, as some of these laws are still evolving, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider arrangements may ultimately be found to be not in compliance with applicable federal law.

Federal False Claims Act.  The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. At present, we do not receive reimbursement from, or submit claims to, the federal government, although we intend in the future to pursue reimbursement coverage under one or more federal programs, such as Medicare. In any event, we believe that we are in compliance with the federal government’s laws and regulations concerning the filing of reimbursement claims.

Civil Monetary Penalties Law.  The Federal Civil Monetary Penalties Law prohibits the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs. We believe that our arrangements comply with the requirements of the Federal Civil Monetary Penalties Law.

State Fraud and Abuse Provisions.  Many states have also adopted some form of anti-kickback and anti-referral laws and false claims act. We believe that we are conforming to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Administrative Simplification of the Health Insurance Portability and Accountability Act of 1996.  The Health Insurance Portability and Accountability Act of 1996, or HIPAA, mandated the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry. Ensuring privacy and security of patient information is one of the key factors driving the legislation. We believe we are in substantial compliance with the applicable HIPAA regulations.

Third-Party Reimbursement

Our products are generally purchased directly by patients, and we generally bill third-party payors on behalf of our patients. Our fulfillment and reimbursement systems are fully integrated such that product is shipped only after confirmation of a valid physician’s order and current health insurance information. We maintain an insurance benefits investigation department consisting of three people to simplify and expedite claims processing and to assist patients in obtaining third-party reimbursement.

As of September 30, 2007, we had entered into contracts establishing reimbursement for the OmniPod System with national and regional third-party payors covering an estimated 96 million lives. To date, we have primarily focused on negotiating contracts with third-party payors with a presence in the areas where we have concentrated our initial sales and marketing efforts, which has been on the East Coast and Midwestern regions of the United States. We are continuing to work with additional third-party payors within these areas and, as we expand our sales and marketing focus, in the remainder of the United States to establish coverage contracts. Our coverage contracts with third-party payors typically have a term of between one and three years and set coverage amounts during that term.

We are an approved Medicare provider and current Medicare coverage for CSII therapy does exist. However, existing Medicare coverage for CSII therapy is based on the pricing structure developed for conventional insulin pumps. Currently, we believe that the coding verification for Medicare reimbursement of the OmniPod System is inappropriate and we are therefore in the process of seeking appropriate coding verification. As a result, we have decided to focus our initial efforts in establishing reimbursement for the OmniPod System on negotiating contracts with private insurers.

Third-party payors may decline to reimburse for procedures, supplies or services determined not to be “medically necessary” or “reasonable.” In a limited number of cases, some third-party payors have declined to reimburse for a particular patient because such patient failed to meet its criteria, most often because the patient already received reimbursement for an insulin pump from that payor within the warranty period, which is generally four years, or because the patient does not meet their medical criteria for an insulin infusion device.

Common medical criteria for third-party payors approving reimbursement for CSII therapy include a patient having elevated A1c levels, a history of recurring hypoglycemia, fluctuations in blood glucose levels prior to meals or upon waking or severe glycemic variability. We try to deter and reverse decisions denying reimbursement through education. Although our efforts are usually successful, such reimbursement may become less likely in the future as pressure increases for lower healthcare costs, particularly near-term costs.

There is widespread concern that healthcare market initiatives in the United States may lead third-party payors to decline or further limit reimbursement. The extent to which third-party payors may determine that use of the OmniPod System will save costs or will at least be cost effective is highly uncertain, and it is possible, especially for diabetes, that they will merely focus on the lower initial costs associated with injection therapy or will otherwise limit reimbursement for insulin infusion systems or other products we develop. Because of uncertainties regarding the possible healthcare reform measures that could be proposed in the future and initiatives to reduce costs by private payors, we cannot predict whether reimbursement for our current or future products will be affected or, if affected, the extent of any effect. The unavailability of third-party coverage or the inadequacy of reimbursement for our current or future products would adversely affect our business, financial condition and results of operations.

Employees

As of September 30, 2007, we had 206 full-time employees, including 24 in field sales and sales administration, five in marketing, one in clinical, nine in reimbursement, 13 in customer care, 15 in training, 91 in operations, manufacturing and quality assurance, 26 in engineering and research and development and 22 in general and administrative functions. None of our employees is represented by a collective bargaining agreement and we have never experienced any work stoppage. We believe that our employee relations are good.

Facilities

We lease approximately 53,000 square feet of manufacturing, laboratory and office space at 9 Oak Park Drive, Bedford, Massachusetts under a lease expiring in 2009.

Legal Proceedings

We are not currently subject to any material pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of September 30, 2007.

Name	Age	Position

Duane DeSisto	53	President, Chief Executive Officer and Director
Carsten Boess	41	Chief Financial Officer
Luis Malavé	44	Chief Operating Officer
Lars Boesgaard	38	Vice President of Finance
Stephen Bubrick	43	Vice President of Customer Care
Robert Campbell	38	Vice President of Clinical Services and Research
Ruthann DePietro	48	Vice President of Quality and Regulatory Affairs
John Garibotto	42	Vice President of Research, Development and Engineering
Shawna Gvazdauskas	51	Vice President of Sales
Kevin Schmid	49	Vice President of Manufacturing
Jeff Smith	48	Vice President of Marketing and Business Development
R. Anthony Diehl, Esq.	39	General Counsel
Alison de Bord(1)(3)	35	Director
Gary Eichhorn(2)(3)	53	Director
Ross Jaffe, M.D.(2)(3)	49	Director
Charles Liamos(1)	48	Director
Gordie Nye	52	Director
Jonathan Silverstein(2)	40	Director
Steven Sobieski(1)	50	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Duane DeSisto.  Mr. DeSisto has served as our President, Chief Executive Officer and a director since 2003. From 2002 to 2003, he served as our President, Chief Financial Officer and acting Chief Executive Officer. From 2001 to 2002, he served as our Chief Financial Officer and Treasurer. From 1999 to 2001, Mr. DeSisto served in various positions at PaperExchange.com, Inc., a business solutions provider for the pulp and paper industry, including as president, chief executive officer and chief financial officer. From 1995 to 1999, Mr. DeSisto served as the chief financial officer of FGX International Holdings Limited (formerly AAI-Foster Grant, Inc.), an accessories wholesaler, where he had overall responsibility for the accounting, information technology and human resource departments. From 1986 to 1995, Mr. DeSisto served as the chief financial officer of ZOLL Medical Corporation, a medical device company specializing in noninvasive resuscitation devices and related software solutions. Mr. DeSisto currently serves on the board of directors of LeMaitre Vascular, Inc. Mr. DeSisto earned a Bachelor of Science from Providence College and a Master of Business Administration from Bryant College.

Carsten Boess.  Mr. Boess has served as our Chief Financial Officer since June 2006. From 2005 to May 2006, he served as the executive vice president of finance on the management team for Serono, Inc., a biotechnology company focusing on reproductive health, metabolic endocrinology and neurology. From 2004 to 2005, he served as the chief financial officer for Alexion Pharmaceuticals, Inc., a biotechnology company that develops antibody therapeutics. Mr. Boess began his career at insulin-maker Novo Nordisk A/S in 1991 as corporate controller and subsequently took on various assignments including manager of investor relations and finance for Novo Nordisk of North America, Inc., senior director of finance and information technology for the North American operations of Novozymes A/S and finally as vice president of finance for the international operations of Novo Nordisk A/S. Mr. Boess earned Bachelor and Masters degrees in economics and finance from the University of Odense, Denmark.

Luis Malavé.  Mr. Malavé has served as our Chief Operating Officer since January 2007. He also served as our Senior Vice President of Research, Development and Engineering from 2003 to December 2006 and our Vice President of Research and Development from 2002 to 2003. From 1986 to 2002, he served in various positions at Medtronic MiniMed, Inc., a company specializing in insulin infusion systems for intensive insulin management, including as the director of engineering and external products. Mr. Malavé earned a Bachelor of Science from the University of Minnesota, a Masters degree in software engineering from the University of St. Thomas in St. Paul and a Master of Business Administration from the University of Maryland.

Lars Boesgaard.  Lars Boesgaard has served as our Vice President of Finance since June 2007. Prior to joining us, Mr. Boesgaard served as director of financial services for Alexion Pharmaceuticals, Inc., a biotechnology company that develops antibody therapeutics, from 2004 to 2007. From 2000 to 2004, Mr. Boesgaard served as director of finance for ACNielsen. Previously, he held various finance positions at Novo Nordisk A/S. Mr. Boesgaard earned a Bachelor of Science degree from Copenhagen Business School and a Masters in Business Administration from the University of Western Ontario.

Stephen Bubrick.  Stephen Bubrick has served as our Vice President of Customer Care since August 2007. Prior to joining us, Mr. Bubrick served as director of worldwide in vivo marketing for Abbott Diabetes Care from 2004 to 2007. Previously, he held various product development and customer-interfacing positions at TheraSense Inc., a blood glucose monitoring company acquired by Abbott Laboratories, and United States and European customer service roles at LifeScan Inc., a Johnson & Johnson company. Mr. Bubrick earned a Bachelor of Arts degree from the University of California, Berkeley.

Robert Campbell.  Robert Campbell has served as our Vice President of Clinical Services and Research since June 2007. Previously, he served as our director of innovation and product research and held various marketing, sales, and clinical roles since joining us in 2001. Previously, Mr. Campbell held positions at the Joslin Diabetes Center, Primus Telecommunications and the United States Department of Agriculture. Mr. Campbell earned a Bachelor of Science degree in Engineering from Humboldt State University.

Ruthann DePietro.  Ms. DePietro has served as our Vice President of Quality and Regulatory Affairs since March 2006. From 2000 to 2005, she served as the vice president in charge of quality and regulatory matters for ONUX Medical, Inc., a medical device company focusing on innovative surgical devices for minimally invasive and open procedures. Ms. DePietro has also worked at Bard Vascular Systems, Bard Interventional and USCI, each of which are divisions of C.R. Bard, Inc., as well as Adam Spence Corporation and Mallinckrodt Cardiology, in each case in positions relating to quality assurance. Ms. DePietro earned a Bachelor of Science from the University of Rochester and a Master of Business Administration from Northeastern University.

John Garibotto.  Mr. Garibotto has served as our Vice President of Research, Development and Engineering since January 2007. He also served as our Vice President of Engineering from 2003 to December 2006 and Director of Engineering from 2000 to 2003. From 1996 to 2000, Mr. Garibotto served in various positions at Transvascular Inc., a medical device company that developed a proprietary platform delivery technology for certain intravascular procedures that was purchased by Medtronic, Inc. in 2003. Mr. Garibotto has also worked at Strato/Infusaid Inc. and Lau Technologies. Mr. Garibotto earned a Bachelor of Science from the University of Massachusetts, Lowell, and a Master of Business Administration from Northeastern University.

Shawna Gvazdauskas.  Ms. Gvazdauskas has served as our Vice President of Sales since 2004. From 2002 to 2004, she served as the vice president of sales at TheraSense, Inc., a blood glucose monitoring company that was acquired by Abbott Laboratories in 2004. From 2001 to 2002, she served as the national sales director for Ortho-Neutrogena, a division of Neutrogena Corporation, a Johnson & Johnson company that manufactures and sells over-the-counter and prescription skin and hair care products. From 1998 to 2001, Ms. Gvazdauskas was the director of professional sales at Neutrogena Corporation. Ms. Gvazdauskas has also held sales and sales management positions at Colgate Oral Pharmaceuticals, MediSense, Inc., Pharmacia Opthalmics, Inc. and Syntex Laboratories, Inc. Ms. Gvazdauskas earned a Bachelor of Science from Worcester State College.

Kevin Schmid.  Mr. Schmid has served as our Vice President of Manufacturing since 2003. From 2000 to 2002, he served at JDS Uniphase Corporation as the manager of production and advanced manufacturing. From 1995 to 2000, Mr. Schmid served as the advanced engineering manager for Bose Corporation. Mr. Schmid has also worked at American Cyanamid, BIC Corporation, New Jersey Machine and Microtech Association, in each case in positions relating to manufacturing engineering. Mr. Schmid earned a Bachelor of Science from the Clarkson University and a Master of Business Administration from Sacred Heart University.

Jeff Smith.  Mr. Smith has served as our Vice President of Marketing and Business Development since October 2004. He previously served as our Vice President of Sales and Marketing from June 2004 to October 2004. He was previously the vice president of sales and marketing at MediSense Products/Abbott Laboratories from 1999 to 2004. Mr. Smith earned a Bachelor of Science from Mount Allison University, Canada.

R. Anthony Diehl, Esq.  Mr. Diehl has served as our General Counsel since 2003. From 2001 to 2003, he was Of Counsel at Bourque & Associates, P.A. where his practice covered all areas of intellectual property law including patent, trademark and copyright prosecution, counseling and litigation. Mr. Diehl earned a Bachelor of Arts from Cornell University and a Juris Doctor degree from Villanova University School of Law.

Alison de Bord.  Ms. de Bord has served on our board of directors since 2004. She also serves on the board of directors for Aegerion Pharmaceuticals, Inc. Prolacta Bioscience, Inc., Sierra Surgical Technologies, Inc. and SurgRx, Inc. Ms. de Bord has been affiliated with Alta Partners, a venture capital firm in life sciences, since 2001 and is a director of Alta Partners, VIII, L.P. Prior to joining Alta, she was a senior associate in Robertson Stephens & Company’s Life Sciences Investment Banking Group from 1999 to 2001, with primary responsibilities for the execution of corporate finance transactions including IPOs, follow-on equity and convertible preferred offerings. From 1995 to 1997, she was an associate at Robertson, Stephens & Company, where she focused on growth medical technology companies in the equity research group. She began her career in the business development group of Geron Corporation, a biotechnology company. Ms. de Bord earned a Bachelor of Arts from Colgate University and a Master of Business Administration from Columbia Business School.

Gary Eichhorn.  Mr. Eichhorn has served on our board of directors since 2003. Mr. Eichhorn is currently a management consultant and has served as the president of Eichhorn Group LLC, a venture consulting firm, since 2000. Mr. Eichhorn is on the board of directors of two privately-held technology companies: Chosen Security, Inc. and Eikonus, Inc., and is a member of the National Association of Corporate Directors. Previously, Mr. Eichhorn was the president, chief executive officer and a director of Open Market Inc., an Internet commerce software provider, from 1995 to 2000. From 1991 to 1995, Mr. Eichhorn worked at Hewlett-Packard Company, most recently serving as group vice president and general manager of Hewlett Packard’s Medical Systems Group. From 1975 to 1991, Mr. Eichhorn held various sales and management positions at Digital Equipment Corporation, a computer company. Mr. Eichhorn earned a Bachelor of Arts from Colgate University and attended the Advanced Management Program at Harvard Business School.

Ross Jaffe, M.D.  Dr. Jaffe has served on our board of directors since 2001. Dr. Jaffe is a managing director of Versant Ventures, a healthcare-focused venture capital firm that he co-founded in 1999. In addition, he currently serves on the boards of directors of several privately held companies, including Calypso Medical Technologies, Inc., Ablation Frontiers, Inc., NDO Surgical, Inc., Acclarent, Inc., Impedance Cardiology Systems, Inc., Vital Therapies, Inc. and Portaero, Inc. Dr. Jaffe is also a partner at Brentwood Venture Capital, a private venture capital firm that he has worked with since 1990. Dr. Jaffe is a board-certified internist, having completed his residency training in Internal Medicine/Primary Care at the University of California, San Francisco, where he remained a part-time attending physician until 1995. Before and during medical school, he was an analyst for Lewin and Associates, a healthcare consulting firm, and a research associate at Dartmouth Medical School. Dr. Jaffe earned a Bachelor of Arts from Dartmouth College, a Medical Degree from John Hopkins University and a Master of Business Administration from Stanford University.

Charles Liamos.  Mr. Liamos has served on our board of directors since 2005. Mr. Liamos has been associated with MedVenture Associates since September 2006, first as the executive in residence and currently as a partner in MedVenture Associates Management V Co., LLC, which is the general partner of MedVenture Associates V, L.P. and MedVenture Affiliates V, L.P. From 2005 to 2006, Mr. Liamos served as the president and chief executive officer of FoviOptics, a medical device company that focused on blood glucose monitoring. Before joining FoviOptics, Mr. Liamos served as the chief operating officer and chief financial officer of TheraSense, Inc. from 2001 to 2004, as its vice president and chief financial officer from 1999 to 2001, and as its director of purchasing and finance from 1998 to 1999. When Abbott Laboratories acquired TheraSense in 2004, Mr. Liamos was named group vice president of business operations for Abbott Diabetes Care, Inc., and served on the committee that integrated TheraSense into its new parent company. From 1995 to 1998, Mr. Liamos was the director of worldwide sourcing at LifeScan, Inc., a division of Johnson & Johnson. Mr. Liamos earned a Bachelor of Science from the University of Vermont and is a graduate of the General Electric Financial Management Program.

Gordie Nye.  Mr. Nye has served on our board of directors since 2005. Mr. Nye currently serves as a general partner of Prism VentureWorks, a venture capital firm, where he is a member of the life sciences investment team. In addition, Mr. Nye currently serves on the boards of directors of Aptus Endosystems, Inc., Atritech Corp, CoAxia, Inc., iScience Surgical Inc., REVA Medical, Inc. and Myocor, Inc. Prior to joining Prism in 2003, Mr. Nye served as the chief executive officer of REVA Medical, Inc., the developer of a resorbable, drug-eluting stent for the interventional market. Mr. Nye was president, chief executive officer and director of Critikon, a patient monitoring company that was acquired by GE. Mr. Nye was also the president, chief executive officer and a director of “A” Company, a premier brand in the orthodontic appliance market that was acquired by Sybron Dental Specialties, Inc. He has also held a variety of marketing, sales and general management roles for L.A. Gear, Olin Ski Company, Reebok, Ltd. and The Gillette Company. He earned a Bachelor of Arts and a Master of Business Administration, both from Dartmouth College.

Jonathan Silverstein.  Mr. Silverstein has served on our board of directors since February 2006. Mr. Silverstein currently serves as a general partner at OrbiMed Advisors LLC, a health sciences asset management firm, a position he has held since 1998. In addition, Mr. Silverstein currently serves on the boards of directors of Adiana, Inc., Avanir Pharmaceuticals, Cerapedics, Inc., Emphasys Medical, Inc., Enobia Pharma Inc. and superDimension, Ltd. Prior to joining OrbiMed Advisors LLC, Mr. Silverstein was a director of life sciences in the investment banking department at Sumitomo Bank. Prior to Mr. Silverstein’s tenure at Sumitomo Bank, he was an associate at Hambro Resource Development. Mr. Silverstein earned a Bachelor of Arts from Denison University, a Juris Doctor degree from the University of San Diego School of Law and a Master of Business Administration from the University of San Diego.

Steven Sobieski.  Mr. Sobieski has served on our board of directors since December 2006. Mr. Sobieski currently serves as chief financial officer and vice president of finance and administration of LifeCell Corporation, a position he has held since 2000. Prior to joining LifeCell Corporation, Mr. Sobieski was vice president of finance at Osteotech, Inc. From 1981 through 1991, he served in various positions with Coopers & Lybrand, a public accounting firm. Mr. Sobieski earned a Bachelor of Science from Monmouth University and a Master of Business Administration from Rutgers University. He is a Certified Public Accountant.

Board of Directors

Our certificate of incorporation provides for a classified board of directors consisting of three staggered classes of directors (Class I, Class II and Class III). The members of each class of our board of directors serve for staggered three-year terms, with the terms of our Class I, Class II and Class III directors expiring upon the election and qualification of directors at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our Class I directors are Ms. de Bord and Messrs. Nye and Silverstein, our Class II directors are Dr. Jaffe and Messrs. Eichhorn and Liamos, and our Class III directors are Messrs. DeSisto and Sobieski.

Our board of directors has determined that Ms. de Bord, Dr. Jaffe and Messrs. Eichhorn, Jaffe, Liamos, Nye, Silverstein and Sobieski are independent directors for purposes of the applicable corporate governance rules contained in the Marketplace Rules of the National Association of Securities Dealers, Inc., or the Nasdaq rules.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee of our board of directors consists of Steven Sobieski (Chairman), Charles Liamos and Alison de Bord. The board of directors has determined that each member of the audit committee is “independent” as that term is defined in the rules of the SEC and the applicable Nasdaq rules. Our board of directors has determined that Messrs. Sobieski and Liamos each qualify as an “audit committee financial expert” as such term is defined in the rules of the SEC. The audit committee operates pursuant to a charter that was approved by our board of directors. The purposes of the audit committee are to, among other functions oversee our accounting and financial reporting processes and the audits of our financial statements, take, or recommend that our board of directors take, appropriate action to oversee the qualifications, independence and performance of our independent auditors, and prepare the audit committee report required to be included in our annual proxy statements.

Compensation Committee

The compensation committee of our board of directors consists of Gary Eichhorn (Chairman), Ross Jaffe, M.D. and Jonathan Silverstein. The board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable Nasdaq rules. The compensation committee operates pursuant to a charter that was approved by our board of directors. The purposes of the compensation committee are to, among other functions, discharge our board of directors’ responsibilities relating to compensation of our directors and executives, oversee our overall compensation programs and prepare the compensation committee report required to be included in our annual proxy statement. See the section entitled “Executive and Director Compensation” for a more detailed description of the policies and procedures of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of Ross Jaffe, M.D. (Chairman), Alison de Bord and Gary Eichhorn. The board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable Nasdaq rules. The nominating and corporate governance committee operates pursuant to a charter that was approved by our board of directors. The purposes of the nominating and corporate governance committee are to, among other functions, identify individuals qualified to become board members, recommend that our board of directors select the director nominees for election at each annual meeting of stockholders and periodically review and recommend any changes to our corporate governance guidelines to our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs.

We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executives based on the achievement of predetermined company and individual goals. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other three most highly-compensated executive officers as determined in accordance with applicable SEC rules, which are collectively referred to as the named executive officers.

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

•	attract and retain talented and experienced executives in the highly competitive and dynamic medical device industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases;

•	provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by company and individual results and the creation of stockholder value;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by coordinating their company and individual goals; and

•	motivate our executives to manage our business to meet our short- and long-term objectives, and reward them for meeting these objectives.

Our Executive Compensation Programs

Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Overall, we designed our executive compensation programs to achieve the objectives described above. In particular, consistent with the significant emphasis we place on performance-based incentive compensation, long-term equity incentive compensation in the form of stock options constitutes a significant portion of our total executive compensation. We also structured our annual cash incentive bonuses to be primarily tied to the achievement of predetermined performance goals.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our executives in 2006 based on a number of factors including:

•	our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

•	our executives’ performance during 2006 in general and as measured against predetermined performance goals;

•	the roles and responsibilities of our executives;

•	the individual experience and skills of, and expected contributions from, our executives;

•	the amounts of compensation being paid to our other executives;

•	our executives’ historical compensation at our company; and

•	any contractual commitments we have made to our executives regarding compensation.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation and a discussion of the amounts of compensation paid to our named executive officers in 2006 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address; however, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program to a greater or lesser extent serves each of our objectives.

Base Salary

We pay our executives a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Although base salaries are established in part based on the individual experience, skills and expected contributions during the coming year of our executive and our executive’s performance during the prior year, we do not view base salaries as primarily serving our objective of paying for performance.

In 2006, we increased the base salaries of our named executive officers as follows: Mr. DeSisto’s base salary increased from $250,000 to $300,000 per year, Mr. Malavé’s base salary increased from $231,000 to $240,000 per year, Ms. Gvazdauskas’ base salary increased from $210,000 to $216,300 per year and Mr. Smith’s base salary increased from $210,000 to $216,300 per year. Mr. DeSisto’s base salary was increased in order to remain competitive based on our review of market data and maintain a base salary structure among our executives that, in our judgment, appropriately reflects their respective roles and responsibilities. The base salaries of our other executives reflected 3% to 4% increases. We initially hired Mr. Boess in June 2006, and we established his base salary at $275,000 per year. Our executives’ base salaries reflect the initial base salaries that we negotiated with each of our executives at the time of his or her initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our company, our executives’ performance and increased experience, any changes in our executives’ roles and responsibilities and other factors. The initial base salaries that we negotiated with our executives were based on our understanding of base salaries for comparable positions at similarly situated companies at the time, the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of our existing executives and other factors.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance as measured against predetermined goals established by us, including financial measures and the achievement of strategic objectives. The primary objective of our annual cash incentive bonuses is to motivate and reward our named executive officers for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. In addition, we reserve a portion of each executive’s annual cash incentive bonus to be paid at our discretion based on the executive’s overall performance. We maintain this discretionary portion of the annual cash incentive bonuses in order to motivate our executives’ overall performance and their performance relating to matters that are not that specifically addressed in the predetermined performance goals that we set. We believe that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside of our control may occur after we have established the executives’ performance goals for the year that require our executives to focus their attention on different or other strategic objectives.

We establish the target amount of our annual cash incentive bonuses at a level that represents a meaningful portion of our executives’ currently paid out cash compensation, and set additional threshold and maximum performance levels above and below these target levels. In establishing these levels, in addition to considering the incentives that we want to provide to our executives, we also consider the bonus levels for comparable positions at similarly situated companies, our historical practices and any contractual commitments that we have relating to executive bonuses.

In 2006, we established a target annual cash incentive bonus for each of our executives of between 20% and 25% of his or her base salary, depending on the executive’s role. Of this amount, for each of our executives other than Mr. Boess, 20% to 25% of the bonus was reserved to be paid at our discretion based on the executive’s overall performance. Because Mr. Boess joined our company midway through the year, his entire bonus for 2006 was discretionary and it was prorated to reflect the portion of the year that he worked for our company. The amount of the discretionary portion of the annual cash incentive bonus paid to each of our executives was based on our assessment of their overall performance during the year. The remainder of the annual cash incentive bonus for each of our other executives was based on their achievement of a number of predetermined performance goals. The goals for 2006 related to obtaining and supporting a predetermined number of customers, meeting a specific financial goal of budgeted earnings before income tax, depreciation and amortization for Mr. DeSisto and budgeted spending limits for each other executive, and, for each executive, achieving other specific individualized strategic objectives. A specified percentage of the annual cash incentive bonus is payable based on the achievement of each of the different performance goals, and generally, for each goal, the executive has the ability to earn between 50% and 125% of the target bonus amount. Overall, the targets for the performance measures were set at levels that we believed to be achievable with strong performance by our executives. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our performance goals for the target amount of annual incentive cash bonuses at levels that we believe will be achieved by our executives a majority of the time. Our maximum and threshold levels for these performance goals are determined in relation to our target levels, are intended to provide for correspondingly greater or lesser incentives in the event that performance is within a specified range above or below the target level, and are correspondingly easier or harder to achieve. We set the performance goals for the maximum amount at a level that we believe will be achieved in some years, but will not be achieved a majority of the time.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards in the form of stock options to executives as part of our total compensation package. Consistent with our emphasis on performance-based incentive compensation, these awards represent a significant portion of total executive compensation. We use long-term equity incentive awards in order to align the interests of our executives and our stockholders by providing our executives with strong incentives to increase stockholder value and a significant reward for doing so. Based on the early stage of our company’s development and the incentives we are trying to provide to our executives, we have chosen to use stock options, which derive value exclusively from increases in stockholder value, as opposed to restricted stock or other forms of equity awards. Our decisions regarding the amount and type of long-term equity incentive compensation and relative weighting of these awards among total executive compensation have also been based on our understanding of market practices of similarly situated companies and our negotiations with our executives in connection with their initial employment or promotion by our company.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and have generally vested over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter. Prior to our initial public offering, all stock option awards were made pursuant to our 2000 Stock

Option and Incentive Plan. Following the closing of our initial public offering in May 2007, option awards are made pursuant to our 2007 Stock Option and Incentive Plan. See “— Potential Payments Upon Termination or Change-in-Control” for a discussion of the change-in-control provisions related to stock options.

The exercise price of each stock option granted under our 2000 Stock Option and Incentive Plan or to be granted under our 2007 Stock Option and Incentive Plan is based on the fair market value of our common stock on the grant date. Historically, the fair market value of our common stock for purposes of determining the exercise price of stock options has been determined by our board of directors based on its analysis of a number of factors including, among others, the total company valuation implied by the most recent venture capital round of financing, the market value of similarly situated public companies, our anticipated future risks and opportunities, the rights and preferences of our preferred stock existing at the time and the discounts customarily applicable to common stock of privately-held companies. More recently, our board of directors has based its determination on independent appraisals by an outside valuation consultant. Following our initial public offering, all stock options continue to be granted with an exercise price equal to the fair market value of our common stock on the date of grant, but fair market value is defined as the closing market price of a share of our common stock on the date of grant. We do not have any program, plan or practice of setting the exercise price based on a date or price other than the fair market value of our common stock on the grant date.

We have granted all of our stock options to executives as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, subject to the volume limitations contained in the Internal Revenue Code. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction and the holder of the stock option may receive more favorable tax treatment than he or she would for a non-qualified stock option. Historically, we have granted primarily incentive stock options in order to provide these potential tax benefits to our executives, particularly given the limited expected benefits to our company of the tax deductions as a result of our historical net losses.

We have made grants to our named executive officers on a periodic, but not necessarily annual, basis. In 2006, we considered a number of factors in determining what, if any, stock options to grant to our executives, including:

•	the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives; and

•	the amount and percentage of our total equity on a diluted basis held by our executives.

We determined not to make any new stock option grants to our executives in 2006, other than to Mr. Boess who joined our company in June 2006. The size of Mr. Boess’s stock option grant was based on a number of factors, including our negotiations with Mr. Boess, our understanding of options granted for comparable positions of similarly situated companies, Mr. Boess’s individual experience and skills, the expected contributions from, and role and responsibilities of, Mr. Boess as our Chief Financial Officer and the initial stock option grants made to, and the number of stock options held by, our other executives.

Broad-Based Benefits Programs

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance, employee stock purchase plan and our 401(k) plan.

Our Executive Compensation Process

The compensation committee of our board of directors is primarily responsible for determining the compensation for our executives. The board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable Nasdaq rules. In determining executive compensation, our compensation committee annually reviews the performance of our executives with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our compensation committee with respect to the appropriate base salary, annual cash incentive bonus payments and performance measures and grants of long-term equity incentive awards for each of our executives. Historically, our compensation committee has then made recommendations to our board of directors, and our board of directors has approved our executive compensation.

Prior to the completion of our initial public offering in May 2007, we were a privately-held company and most of our directors and compensation committee members were appointed by and affiliated with our largest stockholders. As a result, the total amount of compensation that we paid to our executives, the types of executive compensation programs we maintained and the amount of compensation paid to our executives under each program had been determined by our compensation committee and board of directors based on their understanding of executive compensation for comparable positions at similarly situated companies, experience in making these types of decisions and judgment regarding the appropriate amounts and types of executive compensation to pay. Additionally, the number of shares available to be granted under our 2000 Stock Option and Incentive Plan has been limited by agreements entered into with our stockholders. In connection with our initial public offering, our compensation committee engaged an independent compensation consultant, Watson Wyatt Worldwide, to assist us in reviewing our executive compensation programs and appropriately adjusting these programs following our initial public offering. As a public company, we expect to rely more heavily on independent compensation consultants and other more formal market data regarding comparable companies executive compensation programs and amounts in determining executive compensation than we have in the past.

Summary of Executive Compensation

The following table sets forth certain information with respect to compensation for the year ended December 31, 2006 earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly-compensated executive officers, as determined in accordance with applicable SEC rules, which are collectively referred to as the named executive officers.

SUMMARY COMPENSATION TABLE

					Non-Equity
Name and Principal				Option	Incentive Plan	All Other
Position	Year	Salary	Bonus	Awards(1)	Compensation	Compensation(2)	Total

Duane DeSisto	2006	$283,846	$13,125	$76,303	$36,563	$3,513	$413,350
President and Chief
Executive Officer
Carsten Boess	2006	155,480	31,900	177,349	—	—	364,729
Chief Financial Officer(3)
Luis Malavé	2006	238,818	12,012	19,575	27,628	2,864	300,897
Chief Operating Officer(4)
Shawna Gvazdauskas	2006	215,330	8,652	16,058	27,038	2,528	269,606
Vice President of Sales
Jeff Smith	2006	215,330	8,652	19,269	24,875	2,441	270,567
Vice President of
Marketing and Business
Development

(1)	Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006 in accordance with SFAS 123R, excluding the impact of forfeitures, and assuming that we used the prospective transition method for reporting awards granted prior to 2006. The assumptions we used for calculating the grant date fair values are set forth in notes 2 and 10 to our consolidated financial statements included in this prospectus.

(2)	Represents 401(k) matching contributions that we made.

(3)	Mr. Boess joined our company in June 2006, and his annual base salary for 2006 was $275,000.

(4)	Mr. Malavé served as our Senior Vice President of Research, Development and Engineering, until December 31, 2006. On January 2, 2007, he was named our Chief Operating Officer.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2006 to the named executive officers.

2006 GRANTS OF PLAN-BASED AWARDS

					All Other Option	Exercise or
		Estimated Possible Payouts			Awards: Number	Base Price
		Under Non-Equity			of Securities	of Option
		Incentive Plan Awards			Underlying	Awards	Grant Date
Name	Grant Date	Threshold	Target	Maximum	Options(#)	($/Sh)(1)	Fair Value(2)

Duane DeSisto	—	$33,750	$60,000	$73,125	—	—	—
Carsten Boess	6/1/2006	—	—	—	209,353	$6.47	$1,213,266
Luis Malavé	—	22,823	36,036	42,643	—	—	—
Shawna Gvazdauskas	—	17,304	34,608	43,260	—	—	—
Jeff Smith	—	21,533	32,445	40,556	—	—	—

(1)	The exercise price of the option grant to Mr. Boess was the price determined, at the time, to be the fair market value of our common stock on the grant date by our board of directors. Our board of directors’ determination was based on a number of factors including, among others, the total company valuation implied by the most recent prior venture capital round of financing, the market value of similarly situated public companies, our anticipated future risks and opportunities, the rights and preferences of our preferred stock existing at the time and the discounts customarily applicable to common stock of privately-held companies. In connection with the preparation of the financial statements for our initial public offering, we performed a retrospective determination of fair value of our common stock since January 1, 2006. For these purposes, we determined the fair value of our common stock to be $8.04 on June 1, 2006, the date of Mr. Boess’s grant. On April 16, 2007, the exercise price of Mr. Boess’s option was increased to $8.04 per share.

(2)	Based on the aggregate grant date fair value computed in accordance with SFAS 123R. The assumptions we used for calculating the grant date fair values are set forth in notes 2 and 10 to our consolidated financial statements included in this prospectus.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards Table was paid or awarded, are described above under “— Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements

As of December 31, 2006, we had employment agreements with Duane DeSisto, our President and Chief Executive Officer; Carsten Boess, our Chief Financial Officer; and Jeff Smith, our Vice President of Marketing and Business Development. As of December 31, 2006, we did not have currently effective employment agreements with Luis Malavé, our Chief Operating Officer (formerly our Senior Vice President of Research, Development and Engineering); or Shawna Gvazdauskas, our Vice President of Sales. We did enter into employment agreements with Mr. Malavé and Ms. Gvazdauskas when we initially hired them, but these agreements have since expired. Additionally, in June 2007, our employment agreement with Mr. Smith expired. The following is a description of the material terms of our employment agreements with Messrs. DeSisto, Boess and Smith that were in effect as of December 31, 2006.

Mr. DeSisto.  We entered into an employment agreement with Mr. DeSisto effective as of March 1, 2005, which provides for a two-year initial term of employment that is automatically extended for additional one-year periods unless either party notifies the other of non-extension at least 45 days prior to the end of a term. The current term of the agreement is schedule to expire on February 29, 2008. Under the agreement, we agreed to pay Mr. DeSisto an annual base salary determined by our board of directors that may not be less than $250,000. Additionally, in the event that Mr. DeSisto’s employment agreement is terminated by us without cause, as defined in the employment agreement, and Mr. DeSisto signs a release acceptable to us, we will be obligated to continue to pay Mr. DeSisto his base salary for a period of twelve months following termination. Our obligation to make these severance payments is subject to Mr. DeSisto’s continued compliance with his confidentiality, non-compete and non-solicitation obligations under his non-competition and non-solicitation agreement and employee nondisclosure and developments agreement with us.

Mr. Boess.  We entered into an employment agreement with Mr. Boess effective as of June 1, 2006, which provides for a two-year term of employment from June 1, 2006. Under the agreement, Mr. Boess’s initial base salary was established at $275,000, subject to annual review by our Chief Executive Officer. We also agreed to grant Mr. Boess a stock option to purchase 209,353 shares of our common stock at an exercise price equal to fair market value on the date of grant. In the event that Mr. Boess’s employment agreement is terminated by us without cause, as defined in the employment agreement, and Mr. Boess signs a release acceptable to us, we will be obligated to continue to pay Mr. Boess his base salary for a period of six months following termination. Our obligation to make these severance payments is also subject to Mr. Boess’s continued compliance with his confidentiality, non-compete and non-solicitation obligations under his non-competition and non-solicitation agreement and employee non-disclosure and developments agreement with us.

Mr. Smith.  We entered into an employment agreement with Mr. Smith effective as of June 14, 2004, which provides for a three-year term of employment from June 14, 2004. Under the agreement, Mr. Smith’s initial base salary was established at $200,000, subject to annual review by our Chief Executive Officer. In the event that Mr. Smith’s employment agreement was terminated by us without cause, as defined in the employment agreement, and Mr. Smith signed a release acceptable to us, we would have been obligated to continue to pay Mr. Smith his base salary for a period of six months following termination. Our obligation to make these severance payments was also subject to Mr. Smith’s continued compliance with his confidentiality, non-compete and non-solicitation obligations under his non-competition and non-solicitation agreement and employee non-disclosure and developments agreement with us. Our employment agreement with Mr. Smith expired in June 2007.

In addition to these employment agreements, each of our named executive officers has entered into a non-competition and non-solicitation agreement and an employee non-disclosure and developments agreement with us, which provide for protection or our confidential information, assignment to us of intellectual property developed by our executives and non-compete and non-solicitation obligations that are effective while the executive is employed by us and for a period of 12 months thereafter.

Annual Cash Incentive Bonuses

In 2006, we established target annual cash incentive bonuses for each of our named executive officers as a percentage of that executive’s base salary, as follows: Mr. DeSisto — 25%; Mr. Boess — 20%; Mr. Malavé — 20%; Ms. Gvazdauskas — 20%; and Mr. Smith — 20%. The following percentages of these total target annual cash incentive bonuses were reserved to be paid at our discretion based on the executive’s overall performance: Mr. DeSisto — 20%; Mr. Boess — 100%; Mr. Malavé — 25%; Ms. Gvazdauskas — 20%; and Mr. Smith — 25%. The discretionary bonus amounts paid are reported as “Bonus” in the Summary Compensation Table. Mr. Boess’s bonus for 2006 was prorated to reflect the fact that he joined our company in June 2006. The remainder of the bonuses were paid based on the executives’ achievement of a number of predetermined performance goals, as described above under “— Our Executive Compensation Programs — Annual Cash Incentive Bonuses.” Generally, for each goal, the executive had the ability to earn between 50% and 125% of the target bonus amount based on the level of achievement of that goal. The bonuses paid upon the achievement of these predetermined performance goals are reported as “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

Additionally, in the 2006 Grants of Plan-Based Awards table, the “Estimated Possible Payouts under Non-Equity Incentive Plan Awards” column for each of the executives, other than Mr. Boess, relates to the portion of our annual cash incentive bonuses that was payable upon the achievement of these predetermined performance goals. The threshold payouts represent the payout that would have been received if each performance goal was met at the minimum level, the target represents the payout that would have been received if each performance goal was met at the target level and the maximum represents the payout that would have been received if each performance goal was met at the maximum level.

2006 Stock Option Grants

In 2006, we granted Mr. Boess a stock option under our 2000 Stock Option and Incentive Plan to purchase 209,353 shares of our common stock at an exercise price of $6.47 per share. On April 16, 2007, the exercise price of Mr. Boess’s option was increased to $8.04. This stock option has a term of ten years and may be exercised at any time and from time to time prior to its expiration for all or a portion of such option shares. This stock option vests over four years with 25% of the total award vesting after one year and the remainder vesting in equal monthly installments each month thereafter for 36 months. Additionally, if Mr. Boess is unable to obtain permanent resident status before the expiration of his H1-B visa, which is currently scheduled to expire on May 31, 2009, and he has cooperated with us in an effort to obtain permanent resident status and is in good standing with us at the time of expiration of his H1-B visa, the vesting of this stock option will accelerate and all unvested stock options at the time of expiration of his H1-B visa will vest. Vesting of this stock option is also subject to acceleration in connection with a change-in-control as described in “— Potential Payments Upon Termination or Change-in-Control.”

2000 Stock Option and Incentive Plan

Our 2000 Stock Option and Incentive Plan was initially adopted by our board of directors and approved by our stockholders in October 2000. Following our initial public offering in May 2007, no additional grants are being made under our 2000 Stock Option and Incentive Plan.

As a matter of practice, most stock options issued under our 2000 Stock Option and Incentive Plan have been issued as incentive stock options, subject to the volume limitations contained in the Internal Revenue Code, and subject to a four-year vesting period, with 25% of the total award vesting after one year and the remainder vesting in equal monthly installments each month thereafter for 36 months. Additionally, most of the stock options granted under our 2000 Stock Option and Incentive Plan, including all stock options issued prior to December 20, 2006, allow for the exercise of unvested options at any time after the options were issued, provided that the vesting terms will continue to apply to the shares acquired upon such an exercise and any unvested shares will be subject to repurchase by us at the exercise price paid to acquire the shares. After termination of an optionee, he or she may exercise his or her vested options for the period of time stated in the stock option agreement issued under our 2000 Stock Option and Incentive Plan. Generally, if termination is due to death or disability, the vested option will remain exercisable for 180 days; if termination is for cause, the option may no longer be exercised; and, in all other cases, the vested options will remain exercisable for three months. In addition, each stock option we have granted under our 2000 Stock Option and Incentive Plan generally expires ten years after the issuance of such option, regardless of whether the optionee has been terminated.

2007 Stock Option and Incentive Plan

Background.  Our 2007 Stock Option and Incentive Plan was adopted by our board of directors and approved by our stockholders in April 2007.

Administration.  Our compensation committee of our board of directors is responsible for administering our 2007 Stock Option and Incentive Plan. Under our 2007 Stock Option and Incentive Plan, the plan administrator has the power to determine the terms of the awards, including the officers, employees, non-employee directors and key persons (including consultants and prospective employees) who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise of an option.

Eligibility.  All of our officers, employees, non-employee directors and key persons (including consultants and prospective employees) are eligible to be granted awards under our 2007 Stock Option and Incentive Plan.

Number of Shares Available for Issuance.  The maximum number of shares of our common stock that are authorized for issuance under our 2007 Stock Option and Incentive Plan currently is 535,000 shares, which amount will be increased on January 1, 2008, and on each January 1 thereafter through January 1, 2012, by a number of shares equal to 3% of the number of shares of our common stock outstanding as of the immediately preceding December 31, up to the maximum increase of 725,000 additional shares per year. In addition, each share of deferred stock, restricted stock, unrestricted stock or performance shares awarded under the 2007 Stock Option and Incentive Plan will count as 1.5 shares against the total pool of shares available for issuance under the plan. Shares issued under the 2007 Stock Option and Incentive Plan may be authorized but unissued shares or shares reacquired by us. Any shares subject to awards that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise) shall be added back to the shares available for issuance under the 2007 Stock Option and Incentive Plan. Upon the occurrence of a merger, consolidation, recapitalization, reclassification, stock split, stock dividend, combination of shares or the like, the plan administrator will make an appropriate or proportionate adjustment in the shares reserved for issuance under, and the number of shares or exercise price applicable to any award outstanding under, the 2007 Stock Option and Incentive Plan.

Types of Awards.  The plan administrator may grant the following types of awards under our 2007 Stock Option and Incentive Plan: stock options; stock appreciation rights; deferred stock awards; restricted stock; unrestricted stock; cash based awards; performance share awards; or dividend equivalent rights. Stock options awarded under our 2007 Stock Option and Incentive Plan may be nonqualified stock options or incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. With the exception of incentive stock options, the plan administrator may grant, from time to time, any of the types of awards under our 2007 Stock Option and Incentive Plan to our officers, employees, non-employee directors and key persons (including consultants and prospective employees). Incentive stock options may only be granted to our employees.

Stock Options.  A stock option is the right to acquire shares of our common stock at a fixed price for a fixed period of time and generally is subject to a vesting requirement. We typically grant options subject to a four-year vesting period, with 25% of the total award vesting after one year and the remainder vesting in equal quarterly installments each quarter thereafter for 36 months. In the event we are acquired or are otherwise subject to a change in control, all of the outstanding options granted under our 2007 Stock Option and Incentive Plan will become fully vested. A stock option will be in the form of a nonqualified stock option or an incentive stock option. The exercise price is set by the plan administrator but cannot be less than 100% of the fair market value of our common stock on the date of grant, or, in the case of incentive stock options granted to an employee who owns 10% or more of total combined voting power of our common stock, or a 10% owner, the exercise price cannot be less than 110% of the fair market value of our common stock on the date grant. The term of a stock option may not exceed ten years or five years in the case of incentive stock options granted to a 10% owner. After an optionee’s employment with us is terminated, he or she may exercise his or her vested options for the period of time stated in the stock option agreement. Generally, if termination is due to death or disability, the vested option will remain exercisable for 180 days; if termination is for cause, the option may no longer be exercised; and, in all other cases, the vested options will remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Amendment and Discontinuance; Term.  Our board of directors may at any time amend or discontinue our 2007 Stock Option and Incentive Plan, and the plan administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action will adversely affect rights under any outstanding awards without the holder’s consent. To the extent required by applicable laws or rules, plan amendments may be subject to stockholder approval. Unless terminated earlier, our 2007 Stock Option and Incentive Plan will expire on the tenth anniversary of its effective date.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in April 2007 and became effective upon the closing of our initial public offering in May 2007. Our 2007 Employee Stock Purchase Plan authorizes the issuance of up to a total of 380,000 shares of our common stock to participating employees.

All of our employees who have been employed by us for at least six months and whose customary employment is for more than 20 hours a week are eligible to participate in our 2007 Employee Stock Purchase Plan. Any employee who owns 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2007 Employee Stock Purchase Plan.

We will make one or more offerings each year to our employees to purchase stock under our 2007 Employee Stock Purchase Plan. The first offering began on the date of the closing of our initial public offering and will end on December 31, 2007. Subsequent offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each employee eligible to participate on the date of the closing of our initial public offering was automatically deemed to be a participant in the initial offering period.

Each employee who is a participant in our 2007 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her cash compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the last day of the offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2007 Employee Stock Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2007 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason.

Our 2007 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under our 2007 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2006 with respect to the named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

	Option Awards
	Number of Securities
	Underlying		Option
	Unexercised Options		Exercise	Option
Name	Exercisable(1)(#)		Price($)	Expiration Date

Duane DeSisto	47,588	(2)	.486	6/28/2011
	114,364		1.190	10/9/2012
	38,070		1.190	7/22/2013
	80,017		2.500	2/23/2014
	39,995		2.500	2/23/2014
	293,993		3.600	2/9/2015
Carsten Boess	209,353	(3)	6.470	6/1/2016
Luis Malavé	38,070	(4)	.486	6/5/2012
	9,517	(4)	.486	7/17/2012
	64,358		1.190	10/9/2012
	9,517	(4)	1.190	6/30/2013
	68,525		2.500	2/23/2014
	4,352		2.500	2/23/2014
	35,918		3.600	5/4/2015
Shawna Gvazdauskas	114,211	(5)	2.500	7/8/2014
Jeff Smith	137,054	(6)	2.500	7/8/2014

(1)	All options may be exercised at any time, whether vested or not, but, upon termination of employment, we may repurchase any unvested shares at the exercise price paid for the shares. Unless otherwise noted:

• each option is subject to a four-year vesting period, with 25% of the total award vesting one year after the grant date and the remainder vesting in equal monthly installments each month thereafter for 36 months, subject to continued employment; and

• the expiration date for each option is the date that is ten years after the grant date.

See “— Potential Payments Upon Termination or Change-in-Control” for a description of the acceleration provisions upon termination or change-in-control.

(2)	This option vested 25% on July 9, 2001 with the remainder vesting in equal monthly installments each month for 36 months following July 9, 2002.

(3)	If Mr. Boess is unable to obtain permanent resident status before the expiration of his H1-B visa, which is currently scheduled to expire on May 31, 2009, and he has cooperated with us in an effort to obtain permanent resident status and is in good standing with us at the time of expiration of his H1-B visa, the vesting of this stock option will accelerate and all unvested stock options at the time of expiration of his H1-B visa will vest.

(4)	This option vested 25% on February 1, 2003 with the remainder vesting in equal monthly installments each month thereafter for 36 months.

(5)	This option vested 25% on July 1, 2005 with the remainder vesting in equal monthly installments each month thereafter for 36 months.

(6)	This option vested 25% on June 14, 2005 with the remainder vesting in equal monthly installments each month thereafter for 36 months.

Potential Payments Upon Termination or Change-in-Control

In the event that any of Mr. DeSisto’s, Mr. Boess’s or Mr. Smith’s employment agreement is terminated by us without “cause” and he signs a release acceptable to us, he will be entitled to continue to be paid his base salary for a period of six months, in the case of Mr. Boess and Mr. Smith, or twelve months, in the case of Mr. DeSisto, as applicable, following termination. Additionally, these named executive officers will be entitled to payment for any accrued unused vacation time. Notwithstanding the foregoing, our obligation to make these severance payments to any of these named executive officers is subject to that executive’s continued compliance with his confidentiality, non-compete and non-solicitation obligations under his non-competition and non-solicitation agreement and employee non-disclosure and developments agreement with us. We agreed to provide severance payments to these executives in these circumstances based on our negotiations with each of our executives at the time they joined our company and in order to provide a total compensation package that we believed to be competitive. In June 2007, our employment agreement with Mr. Smith expired and, as a result, the severance benefits described above are no longer applicable to Mr. Smith.

“Cause” means any of the following: the failure or refusal of the named executive officer to render services to us in accordance with his obligations under the employment agreement or a determination by us that the named executive officer has failed to perform the duties of his employment; disloyalty, gross negligence, dishonesty, breach of fiduciary duty or breach of the terms of the employment agreement or the other agreements executed in connection therewith; the commission by the named executive officer of an act of fraud, embezzlement or disregard of our rules or policies or the commission by the named executive officer of any other action which injures us; acts which, in the judgment of our board of directors, would tend to generate adverse publicity toward us; the commission, or plea of nolo contendere, by the named executive officer of a felony; the commission of an act which constitutes unfair competition with us or which induces any of our customers to breach a contract with us; or a breach by the named executive officer of the terms of the non-competition and non-solicitation agreement or the employee non-disclosure and developments agreement between us and the named executive officer.

If Mr. DeSisto, Mr. Boess or Mr. Smith had been terminated without cause on December 31, 2006, the approximate value of the severance benefits, assuming three weeks of accrued unused vacation time, under the employment agreement for each such named executive officer would have been as follows: Mr. DeSisto $317,308, Mr. Boess $153,365, and Mr. Smith $120,629. Also, any remaining unvested options granted to such named executive officer under the 2000 Stock Option and Incentive Plan would have ceased vesting on that date.

If Mr. DeSisto, Mr. Boess or Mr. Smith had been terminated for cause or if such named executive officer had terminated his employment for any reason, the approximate value of the severance benefits, assuming three weeks of accrued unused vacation time, under the employment agreement for each such named executive officer would have been as follows: Mr. DeSisto $17,308, Mr. Boess $15,865, and Mr. Smith $12,479. Also, any remaining unvested options granted to such named executive officer under the 2000 Stock Option and Incentive Plan would have ceased vesting on that date.

Upon a “change-in-control,” a named executive officer will be entitled to accelerated vesting for 50% of any remaining unvested options granted under the 2000 Stock Option and Incentive Plan and 100% of any unvested options granted under the 2007 Stock Options and Incentive Plan. Further, in the event that, within twelve months following a change-in-control, a named executive officer’s employment is terminated without cause, he or she experiences a material negative change in his or her compensation or responsibilities or he or she is required to be based at a location more than 50 miles from his or her current work location, any remaining unvested options granted under the 2000 Stock Option and Incentive Plan will become fully vested. “Change-in-control” means any of the following: a sale or other disposition of all or substantially all of our assets; or a merger or consolidation after which our voting securities outstanding immediately before the transaction cease to represent at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction. We agreed to provide payments to these executives in these circumstances in order to provide a total compensation package that we believed to be competitive. Additionally, the primary purpose of our equity-based incentive awards is to align the interests of our executives and our stockholders and provide our executives with strong incentives to increase stockholder value over time. As change-in-control transactions typically represent events where our stockholders are realizing the value of their equity interests in our company, we believe it is appropriate for our executives to share in this realization of stockholder value, particularly where their employment is terminated in connection with the change-in-control transaction. We believe that this acceleration of vesting will also help to better align the interests of our executives with our stockholders in pursuing and engaging in these transactions.

If a change-in-control had occurred on December 31, 2006, the value of 50% of any remaining unvested options granted under the 2000 Stock Option and Incentive Plan for each named executive officer, calculated based on the spread between the exercise price of the unvested options and an assumed fair market value of our stock on December 31, 2006 of $15.00, which was the initial public offering price for our common stock, would have been approximately as follows: Mr. DeSisto $1,166,000, Mr. Boess $893,000, Mr. Smith $322,000, Mr. Malavé $257,000 and Ms. Gvazdauskas $303,000.

If a change-in-control had occurred on December 31, 2006 and on that date each named executive officer had been terminated without cause, experienced a material negative change in his or her compensation or responsibilities or was required to be based at a location more than 50 miles from his or her current work location, the value of any remaining unvested options granted under the 2000 Stock Option and Incentive Plan for each named executive officer, calculated based on the spread between the exercise price of the unvested options and an assumed fair market value of our stock on December 31, 2006 of $15.00, which was the initial public offering price for our common stock, would have been approximately as follows: Mr. DeSisto $2,332,000, Mr. Boess $1,786,000, Mr. Smith $644,000, Mr. Malavé $514,000 and Ms. Gvazdauskas $606,000.

Director Compensation

During 2006, our director compensation policy was to pay only our non-employee directors who were not representatives of the venture capital funds who hold shares of our capital stock (Charles Liamos, Gary Eichhorn and Steven Sobieski) the following compensation:

•	an annual retainer of $25,000; and

•	upon initial election to our board of directors and every three years thereafter, a grant of options to purchase 19,035 shares of our common stock that are subject to a three-year vesting period, with 50% of the total award vesting on the first anniversary of the grant date and an additional 25% vesting on each of the next two anniversaries of the grant date, subject to continued service as a director.

Beginning in 2007, we increased the compensation for these non-employee directors to include an additional $10,000 annual retainer for any of these directors who serves as chairman of the audit committee of our board of directors and an audit committee meeting fee for each of these directors serving on the audit committee of $1,750 per audit committee meeting attended by that director.

Mr. Sobieski joined our board of directors on December 20, 2006 and, accordingly, was granted an option to purchase 19,035 shares of our common stock on that date; however, Mr. Sobieski will not receive any amount as an annual retainer for 2006. Mr. Liamos and Mr. Eichhorn have both been directors since prior to 2006.

We currently pay all of our non-employee directors the following compensation:

•	an annual retainer of $25,000;

•	a $1,000 fee for each meeting attended (except that the fee for the audit committee chairman will be $1,750 for each audit committee meeting attended);

•	an additional annual retainer of $10,000 to the audit committee chairman;

•	an additional annual retainer of $6,000 to each of the compensation committee chairman, nominating and corporate governance committee chairman and lead director;

•	upon initial election to our board of directors, a grant of an option to purchase 9,520 shares of our common stock; and

•	an annual grant of an option to purchase 3,810 shares of our common stock, such grant to be made effective on the third business day following our annual stockholders meeting.

All options granted to non-employee directors will have an exercise price equal to the closing price of our common stock on the date of grant and will vest 50% on the first anniversary of the grant date and 25% on each of the second and third such anniversaries, subject to continued service as a director.

The following table sets forth certain information with respect to our director compensation during the year ended December 31, 2006.

2006 DIRECTOR COMPENSATION TABLE

	Fees Earned or
Name	Paid in Cash	Option Awards(1)	Total

Gary Eichhorn	$25,000	$10,564	$35,564
Charles Liamos	$25,000	$10,524	$35,524
Steve Sobieski	—	$2,342	$2,342
Other Non-Employee Directors	—	—	—

(1)	Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006 in accordance with SFAS 123R, excluding the impact of forfeitures, and assuming that we used the prospective transition method for reporting awards granted prior to 2006. The assumptions we used for calculating the grant date fair values are set forth in notes 2 and 10 to our consolidated financial statements included in this prospectus. During 2006, we granted Mr. Sobieski a stock option to purchase 19,035 shares of our common stock, which had an aggregate grant date fair value computed in accordance with SFAS 123R of $142,790. No other stock option grants were made to directors during 2006. As of December 31, 2006, our non-employee directors held options that had been granted by us as director compensation to purchase the following number of shares of our common stock: Mr. Eichhorn — 52,651 shares; Mr. Liamos — 19,035 shares; and Mr. Sobieski — 19,035 shares.

In addition to the compensation described above, we also reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

Compensation Committee Interlocks and Insider Participation

Upon our initial public offering in May 2007, none of our executive officers served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the persons who were members of our compensation committee at such time have ever been employed by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuances of Preferred Stock

Since January 2004, we have engaged in transactions regarding sales of our preferred stock to certain of our stockholders that beneficially own at least 5% of our voting securities and are affiliated with certain of our directors. In February 2004, we sold an aggregate of 14,669,421 shares of our Series D Preferred Stock at a purchase price of $2.42 per share. In February 2006, we sold an aggregate of 13,738,661 shares of our Series E Preferred Stock at a purchase price of $3.64 per share.

The following table summarizes the shares of our preferred stock purchased in these transactions by our 5% stockholders and entities affiliated with our directors. Each share of Series D Preferred Stock and Series E Preferred Stock listed below converted at the closing of our initial public offering in May 2007 into 0.3807 shares of our common stock.

	Series D	Series E
	Preferred	Preferred
Investor	Stock	Stock

Funds Affiliated with Alta Partners III, Inc.(1)	3,305,785	1,168,817
Caduceus Private Investments II, LP(2)	—	2,750,230
Caduceus Private Investments (QP) II, LP(2)	—	1,029,742
UBS Juniper Crossover Fund, L.L.C.(2)	—	340,907
International Life Sciences Fund III (LP1), L.P.(3)	1,526,298	1,107,333
International Life Sciences Fund III (LP2), L.P.(3)	61,155	44,368
International Life Sciences Fund III Strategic Partners, L.P.(3)	15,165	11,002
International Life Sciences Fund III Co-investment, L.P.(3)	18,836	13,666
MedVen Affiliates IV, L.P.(4)	32,851	13,104
MedVenture Associates IV, L.P.(4)	1,206,818	481,401
Pequot Offshore Private Equity Partners III, L.P.(5)	203,728	135,914
Pequot Private Equity Fund III, L.P.(5)	1,445,210	964,149
Prism Venture Partners III, L.P.(6)	2,031,399	1,600,220
Prism Venture Partners III-A, L.P.(6)	61,101	48,132
Versant Venture Capital I, L.P.(7)	1,272,337	252,748
Versant Side Fund I, L.P.(7)	24,894	4,945
Versant Affiliates Fund I-A, L.P.(7)	27,660	5,495
Versant Affiliates Fund I-B, L.P.(7)	58,085	11,538
Federated Kaufmann Fund, a Portfolio of Federated Equity Funds	—	2,747,253

(1)	Alta Partners III, Inc. provides investment advisory services to several venture capital funds including, Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC which are beneficial owners of more than 5% of our voting securities. Jean Deleage, Alix Marduel, Farah Champsi, Edward Penhoet and Edward Hurwitz (collectively known as “the Principals”) are directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As directors and managers of such funds, they may be deemed to share voting and investment powers for the shares held by the foregoing funds. The principals of Alta Partners III, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Ms. de Bord, one of our directors, is an employee of Alta Partners, and a member of Alta BioPharma Management III, LLC (which is a general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG). She does not have sole or shared voting power over the shares owned by Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, or Alta Embarcadero BioPharma Partners III, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds, except to the extent of her proportionate pecuniary interest therein.

(2)	OrbiMed Capital II GP LLC, which is the beneficial owner of more than 5% of our voting securities, is the general partner of each of Caduceus Private Investments II, LP and Caduceus Private Investments (QP) II, LP. Mr. Silverstein, one of our directors, is a partner of OrbiMed Capital II GP LLC and OrbiMed Advisors LLC, which is the investment advisor to, and a member of the managing member of UBS Juniper Crossover Fund, L.L.C.

(3)	ILSF III, LLC is the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III (LP2), L.P., International Life Sciences Fund III Strategic Partners, L.P. and International Life Sciences Fund III Co-investment, L.P. ILSF III, LLC.

(4)	Mr. Liamos, one of our directors, is affiliated with MedVenture Associates Management IV Co., LLC, which is the general partner of each of MedVen Affiliates IV, L.P. and MedVenture Associates IV, L.P.

(5)	Pequot Capital Management, Inc. is the investment manager/advisor of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and as such, has voting and dispositive power over these shares. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management, Inc. Juliet Tammenoms Bakker, one of our former directors, currently serves as a consultant to Pequot Capital Management, Inc. Ms. Tammenoms Bakker was a Managing Director of Pequot Capital Management, Inc. prior to serving as a consultant to Pequot Capital Management, Inc.

(6)	Prism Venture Partners III, LLC is the general partner of Prism Investment Partners III, L.P., which is the general partner of each of Prism Venture Partners III, L.P. and Prism Venture Partners III-A, L.P. Prism Venture Partners III, LLC and Prism Investment Partners III, L.P. are beneficial owners of more than 5% of our voting securities. Mr. Nye, one of our directors, is affiliated with Prism Venture Partners III, LLC.

(7)	Versant Ventures I, L.L.C., which is the beneficial owner of more than 5% of our voting securities, is the general partner of each of Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P. and Versant Affiliates Fund I-B, L.P. Dr. Jaffe, one of our directors, is a managing director of Versant Ventures I, L.L.C.

In connection with the sale of our preferred stock in each of these transactions, we entered into agreements with the purchasers of our preferred stock that provided for, among other things, registration rights, participation rights, rights of first refusal, co-sale rights, agreements regarding the number and election of our directors and various reporting obligations. Upon the closing of our initial public offering in May 2007, our ongoing obligations under these agreements, except for our obligations regarding registration rights, terminated.

Under these registration rights, holders of at least 40% of all of the then outstanding registrable shares, or 40% of the then outstanding registrable shares issued upon conversion of the Series E preferred stock, may require that we register registrable shares for public resale on two occasions, provided that the second occasion may not be less than 12 months after the first occasion. However, we are only required to register registrable shares pursuant to such a request if either:

•	the shares to be registered have a value of at least $10 million and the anticipated sale price in the offering results in an implied equity valuation of our company immediately prior to the registration of over $200 million; or

•	the shares to be registered represent at least 25% of all of the then outstanding registrable shares or 25% of the then outstanding registrable shares issued upon conversion of the Series E preferred stock.

These registration rights are only exercisable beginning six months after the closing of our initial public offering; however, we have agreed to allow the holders of registrable shares to exercise these registration rights with respect to this offering. In addition, holders of at least ten percent of the registrable shares may require that we register their shares for public resale on Form S-3 on one or more occasions, but not more than twice in any 12-month period, if we are eligible to use Form S-3 or any successor thereto and the value of the securities to be registered is at least $5 million. All holders of registrable shares are entitled to include their registrable shares in any registration requested under these registration rights. Additionally, if we elect to register any of our equity securities for any public offering, other than on a Form S-4, Form S-8 or an equivalent form, all holders of at least 2% of the then outstanding registrable shares are entitled to include their registrable shares in the registration. However, we may reduce the number of the shares of these holders included in our registration if, in the opinion of the managing underwriter, the inclusion of these shares would adversely affect the marketing of the shares we are selling in the registration; provided that we may not reduce the number of these shares to less than 30% of the total number registered. We generally will pay all expenses in connection with any registration, other than underwriting discounts.

Policies and Procedures With Respect to Related Party Transactions

In accordance with its written charter, our audit committee, which is comprised of all independent directors, is responsible for reviewing all related party transactions for potential conflict of interest situations on an ongoing basis, and the approval of the audit committee is required for all such transactions. The term “related party transactions” refers to transactions required to be disclosed in our filings with the SEC pursuant to Item 404 of Regulation S-K.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information concerning beneficial ownership as of September 30, 2007 of shares of our common stock by:

•	each person known by us to beneficially own 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and.

•	each other selling stockholder.

The number of common shares “beneficially owned” by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after September 30, 2007, including any shares that could be purchased by the exercise of options or warrants at or within 60 days after September 30, 2007. All of the stock options that we granted to our executive officers and directors under our 2000 Stock Option and Incentive Plan prior to December 20, 2006 may be exercised for all of the shares issuable thereunder, whether or not they are vested; provided that any shares issued upon exercise of an unvested stock option will remain subject to the same vesting restrictions as the stock option that was exercised. Accordingly, all of the shares subject to these stock options are considered beneficially owned by our executive officers and directors as of September 30, 2007. Each stockholder’s percentage ownership before this offering is based on 26,427,641 shares of our common stock outstanding as of September 30, 2007 plus the number of shares of our common stock that may be acquired by such stockholder upon exercise of options that are exercisable at or within 60 days after September 30, 2007. Each stockholder’s percentage ownership after this offering is calculated in the same manner as percentage ownership before this offering, except that it also gives effect to such stockholders sale of shares in this offering. We have granted the underwriters an option to purchase up to 715,431 additional shares of our common stock to cover overallotments, if any, and the table below assumes no exercise of that option.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under community property laws.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering
	Number of		Shares Being	Number of
Name and Address(1)	Shares	Percentage	Offered(2)	Shares	Percentage

Directors and Executive Officers
Duane DeSisto(3)	614,027	2.3%	—	614,027	2.3%
Carsten Boess(4)	209,353	*	—	209,353	*
Luis Malavé(5)	230,257	*	—	230,257	*
Jeff Smith(6)	137,054	*	—	137,054	*
Shawna Gvazdauskas(7)	114,211	*	—	114,211	*
Alison de Bord(8)	—	—	—	—	—
Gary Eichhorn(9)	52,651	*	—	52,651	*
Ross Jaffe(10)	2,127,943	8.1	—	2,127,943	8.1
Charles T. Liamos(11)	19,035	*	—	19,035	*
Gordie Nye(12)	—	—	—	—	—
Jonathan Silverstein(13)	1,568,841	5.9	—	1,568,841	5.9
Steven T. Sobieski	—	—	—	—	—
All Directors and Executive Officers as a group (19 persons)(14)	5,579,503	19.8	—	5,579,503	19.8
More Than 5% Holders and Other Selling Stockholders
Alta Partners III, Inc.(15)	1,703,505	6.4	—	1,192,455	4.5
Alta BioPharma Management III, LLC(16)	1,665,054	6.3	—	1,165,537	4.4
Alta BioPharma Partners III, L.P.(17)	1,560,269	5.9	468,081	1,092,188	4.1
Alta BioPharma Partners GmbH & Co. Beteiligungs KG(17)	104,785	*	31,436	73,349	*
Alta Embarcadero Bio Pharma Partners III, LLC(17)	38,451	*	11,535	26,916	*
Samuel D. Isaly(18)	1,568,841	5.9	—	1,568,841	5.9
OrbiMed Capital GP II LLC(19)	1,439,056	5.4	—	1,439,056	5.4
Schroder Ventures Managers Inc.(20)	1,496,850	5.7	—	912,598	3.5
Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme(21)	25,221	*	9,845	15,376	*
Schroder Ventures International Life Sciences Fund II L.P.1(21)	877,020	3.3	342,318	534,702	2.0
Schroder Ventures International Life Sciences Fund II L.P.2(21)	373,519	1.4	145,792	227,727	*
Schroder Ventures International Life Sciences Fund II L.P.3(21)	99,540	*	38,853	60,687	*
Schroder Ventures International Life Sciences Fund II Strategic Partners L.P(21)	13,529	*	5,281	8,248	*
Schroder Ventures Investments Limited(22)	108,021	*	42,163	65,858	*
Pequot Capital Management, Inc.(23)	2,134,289	8.1	—	1,067,144	4.0
Pequot Offshore Private Equity Partners III, L.P.(24)	263,693	1.0	131,847	131,846	*
Pequot Private Equity Fund III, L.P.(24)	1,870,596	7.1	935,298	935,298	3.5
Prism Venture Partners III, LLC(25)	3,688,992	14.0	—	2,646,242	10.0
Prism Investment Partners III, L.P.(25)	3,688,992	14.0	—	2,646,242	10.0
Prism Venture Partners III, L.P.(26)	3,579,037	13.5	1,011,795	2,567,242	9.7
Prism Venture Partners III-A, L.P.(26)	109,955	*	30,955	79,000	*
Versant Ventures I, L.L.C.(27)	2,127,943	8.1	—	2,127,943	8.1
Versant Venture Capital I, L.P.(28)	1,957,713	7.4	—	1,957,713	7.4

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			After Offering
	Number of		Shares Being	Number of
Name and Address(1)	Shares	Percentage	Offered(2)	Shares	Percentage

International Life Sciences Fund III (LP1), L.P.(29)	1,002,638	3.8	391,349	611,289	2.3
International Life Sciences Fund III (LP2), L.P.(29)	40,173	*	15,680	24,493
International Life Sciences Fund III Co-Investment, L.P.(29)	12,372	*	4,830	7,542	*
International Life Sciences Fund III Strategic Partners, L.P.(29)	9,961	*	3,889	6,072	*
Community Investment Partners IV, L.P., LLLP(30)	48,055	*	48,055	—	—
MedVen Affiliates IV, L.P.(31)	17,494	*	17,494	—	—
MedVentures Associates IV, L.P.(31)	642,714	2.4	642,714	—	—
Dow Employees’ Pension Plan(32)	457,539	1.7	150,987	306,552	1.2
Union Carbide Employees’ Pension Plan(32)	305,026	1.2	100,658	204,368	*
Silicon Valley Bank(33)	15,688	*	15,688	—	—
Teachers Insurance and Annuity Association of America(34)	524,263	2.0	173,000	351,263	1.3

*	Represents less than 1% of the outstanding shares of our common stock.

(1)	Unless otherwise indicated, the address of each stockholder is c/o Insulet Corporation, 9 Oak Park Drive, Bedford, Massachusetts 01730.

(2)	The shares listed in this column include only those shares being sold directly by each of the selling stockholders.

(3)	Includes 614,027 shares of our common stock (of which 514,316 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007.

(4)	Includes 209,353 shares of our common stock (of which 74,110 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007.

(5)	Includes 230,257 shares of our common stock (of which 212,135 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007.

(6)	Includes 137,054 shares of our common stock (of which 116,934 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007.

(7)	Includes 114,211 shares of our common stock (of which 91,963 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007.

(8)	Ms. de Bord is a member of Alta BioPharma Management III, LLC, which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG. Ms. de Bord is also affiliated with Alta Embarcadero BioPharma Partners III, LLC. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 104,785 shares of common stock, Alta BioPharma Partners III, L.P. beneficially owns 1,560,269 shares of our common stock and Alta Embarcadero BioPharma Partners III, LLC beneficially owns 38,451 shares of our common stock. Ms. de Bord does not possess voting and/or investment power over the shares held by these entities and disclaims beneficial ownership of the shares held by these entities, except to the extent of her pecuniary interests.

(9)	Includes 10,711 shares of our common stock (of which 3,573 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007 and 41,940 shares of our common stock beneficially owned by Mr. Eichhorn.

(10)	Includes 1,957,713 shares of our common stock beneficially owned by Versant Venture Capital I, L.P., 38,301 shares of our common stock beneficially owned by Versant Side Fund I, L.P., 42,557 shares of our common stock beneficially owned by Versant Affiliates Fund I-A, L.P. and 89,372 shares of our common stock beneficially owned by Versant Affiliates Fund I-B, L.P. Dr. Jaffe is a managing director of Versant Ventures I, L.L.C., which is the general partner of each of Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P. and Versant Affiliates Fund I-B, L.P. Dr. Jaffe disclaims beneficial ownership of the shares held by Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P. and Versant Affiliates Fund I-B, L.P., except to the extent of his pecuniary interests.

(11)	Includes 19,035 shares of our common stock (of which 9,517 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007. Mr. Liamos is affiliated with MedVenture Associates Management IV Co., LLC, which is the general partner of each of MedVen Affiliates IV, L.P. and MedVenture Associates IV, L.P. MedVen Affiliates IV, L.P. beneficially owns 17,494 shares of our common stock and MedVenture Associates IV, L.P. beneficially owns 642,714 shares of our common stock. Mr. Liamos does not possess voting and/or investment power over the shares held by these entities and disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interests.

(12)	Mr. Nye is affiliated with Prism Venture Partners III, LLC, which is the general partner of Prism Investment Partners III, L.P., which is the general partner of each of Prism Venture Partners III, L.P. and Prism Venture Partners III-A, L.P. Prism Venture Partners III, L.P. beneficially owns 3,579,037 shares of our common stock and Prism Venture Partners III-A, L.P. beneficially owns 109,955 shares of our common stock beneficially owned by Prism Venture Partners III-A, L.P. Mr. Nye does not possess voting and/or investment power over the shares held by these entities and disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interests.

(13)	Includes 1,047,028 shares of our common stock beneficially owned by Caduceus Private Investments II, LP, 392,028 shares of our common stock beneficially owned by Caduceus Private Investments (QP) II, LP and 129,785 shares of our common stock beneficially owned by UBS Juniper Crossover Fund, L.L.C. Mr. Silverstein is a partner of OrbiMed Capital GP II LLC, which is the general partner of each of Caduceus Private Investments II, LP and Caduceus Private Investments (QP) II, LP. Mr. Silverstein is also a partner of OrbiMed Advisors LLC, which is the investment advisor to, and a member of the managing member of UBS Juniper Crossover Fund, L.L.C. Mr. Silverstein disclaims beneficial ownership of the shares held by Caduceus Private Investments II, LP, Caduceus Private Investments (QP) II, LP and UBS Juniper Crossover Fund, L.L.C., except to the extent of his pecuniary interests.

(14)	Includes an aggregate of 1,750,668 shares of our common stock (of which 1,343,865 are or will be vested) issuable upon the exercise of options exercisable on or within 60 days after September 30, 2007. See also notes (3) — (13) above.

(15)	Includes 1,560,269 shares of our common stock beneficially owned by Alta BioPharma Partners III, L.P., 104,786 shares of our common stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and 38,452 shares of our common stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. Alta Partners III, Inc. provides investment advisory services to several venture capital funds including, Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC. Jean Deleage, Alix Marduel, Farah Champsi, Edward Penhoet and Edward Hurwitz (collectively, the “Alta principals”) are managing directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers for the shares held by the foregoing funds. The Alta principals disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. The address of Alta Partners III, Inc. is One Embarcadero Center, Suite 3700, San Francisco, CA 94111.

(16)	Includes 104,785 shares of our common stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and 1,560,269 shares of our common stock beneficially owned by Alta BioPharma Partners III, L.P. Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG. Jean Deleage, Alix Marduel, Farah Champsi, Edward Hurwitz and Edward Penhoet (collectively, the “Alta principals”) are directors of Alta BioPharma Management III, LLC. The Alta principals may be deemed to share voting and investment powers over the shares held by the funds. The Alta principals disclaim beneficial ownership of all such shares held by the funds, except to the extent of their proportionate pecuniary interest therein. The address of Alta BioPharma Management III, LLC is One Embarcadero Center, 37th Floor, San Francisco, California 94118.

(17)	The address of each of Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC is One Embarcadero Center, 37th Floor, San Francisco, California 94118.

(18)	Includes 1,047,028 shares of our common stock beneficially owned by Caduceus Private Investments II, LP and 392,028 shares of our common stock beneficially owned by Caduceus Private Investments (QP) II, LP and 129,785 shares of our common stock beneficially owned by UBS Juniper Crossover Fund, L.L.C., OrbiMed Capital GP II LLC is the general partner of each of Caduceus Private Investments II, LP and Caduceus Private Investments (QP) II, LP. Samuel D. Isaly, a natural person (“Isaly”), owns a controlling interest in the outstanding limited liability company interests of OrbiMed Capital GP II LLC pursuant to the terms of the limited liability company agreement of such entity. As a result, Isaly and OrbiMed Capital GP II LLC share power to direct the vote and to direct the disposition of such shares. Isaly owns a controlling interest in OrbiMed Advisors LLC which is the investment advisor to, and a managing member of UBS Juniper Crossover Fund, L.L.C. Isaly disclaims beneficial ownership of the shares held by Caduceus Private Investments II, LP, Caduceus Private Investments (QP) II, LP and UBS Juniper Crossover Fund, L.L.C. except to the extent of his pecuniary interest therein. The address of OrbiMed Capital GP II LLC is 767 Third Avenue, 30th Floor, New York, New York 10017.

(19)	Includes 1,047,028 shares of our common stock beneficially owned by Caduceus Private Investments II, LP and 392,028 shares of our common stock beneficially owned by Caduceus Private Investments (QP) II, LP., OrbiMed Capital GP II LLC is the general partner of each of Caduceus Private Investments II, LP and Caduceus Private Investments (QP) II, LP. Samuel D. Isaly, a natural person (“Isaly”), owns a controlling interest in the outstanding limited liability company interests of OrbiMed Capital GP II LLC pursuant to the terms of the limited liability company agreement of such entity. As a result, Isaly and OrbiMed Capital GP II LLC share power to direct the vote and to direct the disposition of such shares. The address of OrbiMed Capital GP II LLC is 767 Third Avenue, 30th Floor, New York, New York 10017.

(20)	Includes 877,020 shares of our common stock held by Schroder Ventures International Life Sciences Fund II L.P.1 (‘‘ILSF LP1”), 373,519 shares of our common stock held by Schroder Ventures International Life Sciences Fund II L.P.2 (“ILSF LP2”), 99,540 shares of our common held by Schroder Ventures International Life Sciences Fund II L.P.3 (“ILSF LP3”), 13,529 shares of common stock held by Schroder Ventures International Life Sciences Fund II Strategic Partners L.P. (“Strategic Partners”), 25,221 shares of our common stock held by SITCO Nominees Ltd. - VC 01903 as Nominee of Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme (“SITCO Nominees”) and 108,021 of our common stock held by SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited (‘‘SVIL”). Schroder Venture Managers Inc. (‘‘SVMI”), the general partner of each of ILSF LP1, ILSF LP2, ILSF LP3 and Strategic Partners, may be deemed to share voting and dispositive power over the shares held by ILSF LP1, ILSF LP2, ILSF LP3 and Strategic Partners, as well as the shares held by SITCO Nominees and SVIL which co-invest with the funds pursuant to parallel investment agreements. ILSF LP1, ILSF LP2, ILSF LP3, Strategic Partners, SITCO Nominees and SVIL (each a “Schroder entity”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Schroder entity because of certain contractual relationships among the Funds and their affiliates. Peter Everson, Gary Carr, Deborah Speight, Nicola Walker, Scott Burns and Gordon Purvis are directors of SVMI. The address of SVMI is c/o 22 Church Street, Hamilton HM 11, Bermuda.

(21)	The address of each of ILSF LP1, ILSF LP2, ILSF LP3, Strategic Partners and SITCO Nominees is c/o Schroder Venture Managers Limited, 22 Church Street, Hamilton HM 11, Bermuda.

(22)	The address of Schroder Ventures Investments Limited is c/o Schroder Venture Managers Limited, 22 Church Street, Hamilton HM 11, Bermuda.

(23)	Includes 263,693 shares of our common stock beneficially owned by Pequot Offshore Private Equity Partners III, L.P. and 1,870,596 shares of our common stock beneficially owned by Pequot Private Equity Fund III, L.P. Pequot Capital Management, Inc. is the investment manager/advisor of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and as such, has voting and dispositive power over these shares. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management, Inc. Juliet Tammenoms Bakker, one of our former directors, currently serves as a consultant to Pequot Capital Management, Inc. Ms. Tammenons Bakker was a Managing Director of Pequot Capital Management, Inc. prior to serving as a consultant to Pequot Capital Management, Inc. The address of Pequot Capital Management, Inc. is c/o Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, Connecticut 06880.

(24)	The address of each of Pequot Offshore Private Equity Partners III, L.P. and Pequot Private Equity Fund III, L.P. is c/o Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, Connecticut 06880.

(25)	Includes 3,579,037 shares of our common stock beneficially owned by Prism Venture Partners III, L.P. and 109,955 shares of our common stock beneficially owned by Prism Venture Partners III-A, L.P. Prism Venture Partners III, LLC is the general partner of Prism Investment Partners III, L.P., which is the general partner of each of Prism Venture Partners III, L.P. and Prism Venture Partners III-A, L.P. William M. Seifert and John L. Brooks, III (the “Prism principals”) are managing directors of Prism Venture Partners III and Prism Venture Partners III-A. The Prism principals may be deemed to share voting and investment powers over the shares held by the funds. The Prism principals disclaim beneficial ownership of all such shares held by the fund, except to the extent of their proportionate pecuniary interest therein. The address of Prism Venture Partners III, LLC and Prism Investment Partners III, L.P. is 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494.

(26)	The address of each of Prism Venture Partners III, L.P. and Prism Venture Partners III-A, L.P. is 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494.

(27)	Includes 1,957,713 shares of our common stock beneficially owned by Versant Venture Capital I, L.P., 38,301 shares of our common stock beneficially owned by Versant Side Fund I, L.P., 42,557 shares of our common stock beneficially owned by Versant Affiliates Fund I-A, L.P. and 89,372 shares of our common stock beneficially owned by Versant Affiliates Fund I-B, L.P. Versant Ventures I, L.L.C. is the general partner of each of Versant Venture Capital I, L.P., Versant Side Fund I, L.P., Versant Affiliates Fund I-A, L.P. and Versant Affiliates Fund I-B, L.P. Versant Ventures I, LLC has the voting and dispositive control of the Insulet shares owned by Versant Venture Capital I, LP. No one limited partner in Versant Venture Capital I L.P. owns 10% or more of Versant Venture Capital I, L.P. and no natural persons have an ownership interest in Versant Venture Capital I, L.P. The managing directors of Versant Ventures I, LLC are Brian G. Atwood, Samuel D. Colella, Ross Jaffe, M.D., William J. Link, Barbara N. Lubash, Donald M. Milder and Rebecca R. Robertson (collectively the “Versant principals”). The Versant principals may be deemed to share voting and investment powers over the shares held by the funds. The Versant principals disclaim beneficial ownership of all such shares held by the fund, except to the extent of their proportionate pecuniary interest therein. The address of Versant Ventures I, L.L.C. is 3000 Sand Hill Road, Bldg. 4, Suite 210, Menlo Park, California 94025.

(28)	The address of Versant Venture Capital I, L.P. is 3000 Sand Hill Road, Bldg. 4, Suite 210, Menlo Park, California 94025.

(29)	The address of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III (LP2), L.P., International Life Sciences Fund III Strategic Partners, L.P. and International Life Sciences Fund III Co-investment, L.P. is c/o SV Life Sciences Advisers, LLC, 60 State Street, Suite 3650, Boston, Massachusetts 02109.

(30)	The address of Community Investment Partners IV, L.P., LLLP is c/o CIP Management L.P., LLLP, The Jones Financial Companies, L.L.L.P., 12555 Manchester Road, St. Louis, MO 63131.

(31)	The address of each of MedVen Affiliates IV, L.P. and MedVentures Associates IV, L.P. is c/o MedVenture Associates, 5980 Horton Street, Suite 390, Emeryville, CA 94608.

(32)	The address of each of Dow Employees’ Pension Plan and Union Carbide Employees’ Pension Plan is c/o Diamond Capital Management, Inc., 1320 Waldo Avenue, Dorinco 100, Midland, MI 48674.

(33)	Includes 15,688 shares of our common stock isuable upon the exercise of warrants exercisable on or within 60 days after September 30, 2007. The address of Silicon Valley Bank is SVB Financial Group, 3003 Tasman Drive, HA 200, Santa Clara, CA 95054.

(34)	The address of Teachers Insurance and Annuity Association of America is 730 Third Avenue, New York, NY 10017.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of our common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Eighth Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. We refer in this section to our Eighth Amended and Restated Certificate of Incorporation as our certificate of incorporation, and we refer to our Amended and Restated By-Laws as our by-laws.

Common Stock

Holders of our common stock are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Holders of our common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment.

Upon our liquidation or dissolution, the holders of our common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on our common stock is subject to the prior payment of dividends on any outstanding preferred stock.

Preferred Stock

Our certificate of incorporation provides that up to 5,000,000 shares of undesignated preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. As of September 30, 2007, no shares of our preferred stock were outstanding and we have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under

Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by:

•	persons who are directors and also officers, and

•	employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Staggered Board of Directors

Our certificate of incorporation and by-laws provide that our board of directors be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation provides that our stockholders may not take any action by written consent, but only may take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. For the first annual meeting of stockholders after the closing of our initial public offering, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws will also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions, employee benefit plans and stockholder rights plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of Directors

Our certificate of incorporation provides that a director on our board of directors may be removed from office only with cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “PODD.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a foreign estate or trust. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. Holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion, and vice versa. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations that could affect the tax consequences described herein. This discussion is limited to non-U.S. Holders who hold their shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions that may apply to you if you relinquished U.S. citizenship or residence.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For the aggregate days test, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens generally are subject to U.S. federal income tax in the same manner as U.S. citizens.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your own tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE AS A RESULT OF YOUR PARTICULAR SITUATION OR UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY, FOREIGN OR OTHER TAXING JURISDICTION.

Dividends

We currently do not expect to pay any cash dividends on our common stock. However if, contrary to our expectations, dividends are paid on the common stock out of our current or accumulated earnings and profits, as a non-U.S. Holder, you generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a U.S. trade or business as discussed below. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payer an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends generally will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided you file an Internal Revenue Service Form W-8ECI, or successor form, with the payer. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or at a lower rate as may be specified by an applicable income tax treaty.

You must comply with either the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty but do not provide the payer with an Internal Revenue Service Form W-8BEN, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or disposition and other conditions are met; or

•	we are or have been a “U.S. real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes. We believe that we are not currently, and are not likely to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally still would not be subject to U.S. federal income tax provided:

•	the common stock was “regularly traded on an established securities market;” and

•	you do not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or your holding period.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. You should consult your tax advisor for a full discussion of U.S. federal estate tax treatment.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is currently imposed at a rate of 28% on certain payments to persons that fail to furnish identifying information to the payer. As a non-U.S. Holder, you generally will not be subject to backup withholding assuming you properly certify your non-U.S. status. If you fail to provide such certification, you may be subject to the greater of the backup withholding rate and any other withholding rate that would otherwise apply to dividends paid on your common stock as described above. In addition, if you fail to provide such certification, backup withholding may apply to proceeds from a disposition of your common stock. However, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be refunded (or allowed as a credit against your U.S. federal income tax liability), provided certain required information is provided in a timely manner to the Internal Revenue Service.

UNDERWRITING

J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners, and Leerink Swann LLC, Thomas Weisel Partners LLC and Canaccord Adams Inc. are acting as co-managers for this offering.

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and the selling stockholders have agreed to sell to the underwriters, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of Shares
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Leerink Swann LLC
Thomas Weisel Partners LLC
Canaccord Adams Inc.

Total	4,769,543

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel, each selling stockholder and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to purchase from us up to an additional 715,431 shares of common stock to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

The following table shows the per share and total underwriting discounts that the selling stockholders and we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid for by		Paid for by
	Insulet Corporation		Selling Stockholders
	Without	With Full	Without	With Full
	Overallotment	Overallotment	Overallotment	Overallotment
	Exercise	Exercise	Exercise	Exercise
Per share	$ —	$	$	$
Total	$ —	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $830,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors, the selling stockholders and certain holders of our outstanding common stock and common stock equivalents have agreed that, until 90 days after the date of this prospectus, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock, other than in this offering, without prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, except in limited circumstances. Additionally, this lock-up period may be extended in the event that we issue an earnings release, or in the event that a material event relating to us occurs, on or around the end of the lock-up period. During the term of the lock-up, we may issue shares of common stock under our existing equity compensation plans or in connection with a bona fide merger or acquisition transaction. Also, the lock-up restrictions will not apply to sales made pursuant to Rule 10b5-1 trading plans entered into on or prior to September 30, 2007.

Our common stock is listed on The NASDAQ Global Market under the symbol “PODD”.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates. Merrill Lynch Capital, a division of Merrill Lynch Business Services, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, is a lender and the administrative agent under a $30.0 million secured term loan provided to us in December 2006. Merrill Lynch Capital received warrants to purchase 115,384 shares of our Series E Preferred Stock at a purchase price of $3.64 per share in connection with its commitment of $14.0 million under the term loan. The warrants automatically converted into warrants to purchase common stock on a 1-for-2.6267 basis at a purchase price of $9.56 per share upon the closing of our initial public offering.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of Insulet Corporation at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. Additionally, we make our SEC filings available free of charge through our website, www.insulet.com.

You may read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INSULET CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INSULET CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2006	2007
	(In thousands,
	except share data)
		(Unaudited)

ASSETS
Currents Assets
Cash	$33,231	$119,818
Accounts receivable, net	1,417	2,633
Inventories	3,390	4,129
Prepaid expenses and other current assets	1,827	1,248

Total current assets	39,865	127,828
Property and equipment, net	16,999	20,490
Other assets	276	822

Total assets	$57,140	$149,140

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Currents Liabilities
Accounts payable	$3,450	$5,485
Accrued expenses	4,193	2,854
Deferred revenue	284	763
Current portion of long-term debt	29,222	7,943
Preferred stock warrant liability	1,931	—

Total current liabilities	39,080	17,045
Long-term debt, net of current portion	—	21,341
Other long-term liabilities	316	1,234

Total liabilities	39,396	39,620
Redeemable convertible preferred stock, $0.001 par value:
Authorized: zero and 46,408,050 shares at June 30, 2007 and December 31, 2006
Issued and outstanding Series A: zero and 1,000,000 shares stated at liquidation and redemption value at June 30, 2007 and December 31, 2006, respectively	1,000	—
Issued and outstanding Series B: zero and 5,945,946 shares stated at liquidation and redemption value at June 30, 2007 and December 31, 2006, respectively	11,000	—
Issued and outstanding Series C: zero and 10,476,191 shares stated at liquidation and redemption value at June 30, 2007 and December 31, 2006, respectively	22,000	—
Issued and outstanding Series D: zero and 14,669,421 shares stated at liquidation and redemption value at June 30, 2007 and December 31, 2006, respectively	35,500	—
Issued and outstanding Series E: zero and 13,738,661 shares stated at liquidation and redemption value at June 30, 2007 and December 31, 2006, respectively	50,009	—
Stockholders’ equity (deficit)
Preferred stock, $.001 par value: Authorized 5,000,000 and zero shares at June 30, 2007 and December 31, 2006, respectively. Issued and outstanding zero shares at June 30, 2007 and December 31, 2006	—	—
Common stock, $.001 par value:
Authorized: 100,000,000 and 65,000,000 shares authorized at June 30, 2007 and December 31, 2006, respectively
Issued: 26,312,811 and 457,076 shares at June 30, 2007 and December 31, 2006, respectively	1	27
Additional paid-in capital	293	235,765
Accumulated deficit	(102,040)	(126,272)
Subscription receivable	(19)	—

Total stockholders’ equity (deficit)	(101,765)	109,520

Total liabilities and stockholders’ equity (deficit)	$57,140	$149,140

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSULET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006	2007
	(In thousands, except share and per share data)
	(Unaudited)

Revenue	$880	$3,212	$1,102	$5,220
Cost of revenue	4,586	6,899	7,339	11,471

Gross loss	(3,706)	(3,687)	(6,237)	(6,251)
Operating expenses:
Research and development	2,053	2,520	3,808	4,990
General and administrative	1,773	2,798	3,324	5,457
Sales and marketing	1,475	3,404	2,545	6,508

Total operating expenses	5,301	8,722	9,677	16,955

Operating loss	(9,007)	(12,409)	(15,914)	(23,206)
Interest income	563	713	798	1,017
Interest expense	(269)	(986)	(537)	(1,969)
Change in value of preferred stock warrant liability	—	10	—	(74)

Net loss	(8,713)	(12,672)	(15,653)	(24,232)
Accretion of redeemable convertible preferred stock	—	—	(222)	—

Net loss attributable to common shareholders	$(8,713)	$(12,672)	$(15,875)	$(24,232)

Net loss per share basic and diluted	$(24.77)	$(0.99)	$(45.89)	$(3.63)

Weighted-average number of shares used in calculating net loss per share	351,748	12,791,190	345,959	6,671,807

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSULET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2006	2007
	(In thousands)
	(Unaudited)

Cash flows from operating activities
Net loss	$(15,653)	$(24,232)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	1,146	2,019
Amortization of debt discount	28	119
Redeemable convertible preferred stock warrant expense	—	74
Stock compensation expense	154	507
Provision for bad debts	74	389
Non cash interest expense	—	(57)
Changes in operating assets and liabilities:
Accounts receivable	(716)	(1,605)
Inventory	(1,130)	(739)
Prepaids and other current assets	176	579
Other assets	1	(546)
Accounts payable and accrued expenses	3,511	696
Other long term liabilities	182	918
Deferred revenue	2	479

Net cash used in operating activities	(12,225)	(21,399)

Cash flows from investing activities
Purchases of property and equipment	(6,870)	(5,510)

Net cash used in investing activities	(6,870)	(5,510)

Cash flows from financing activities
Proceeds from sale of Series E preferred stock, net of issuance cost	49,787	—
Principal payments of long term debt	(207)	—
Proceeds from issuance of common stock, net of offering expenses	35	113,496

Net cash provided by financing activities	49,615	113,496

Net increase in cash and cash equivalents	30,520	86,587
Cash and cash equivalents, beginning of year	7,660	33,231

Cash and cash equivalents, end of period	$38,180	$119,818

Supplemental disclosure of cash flow information
Cash paid for interest	$400	$1,472

Non-cash financing activities
Accretion of redeemable convertible preferred stock	$222	$—
Conversion of preferred stock to common stock upon initial public offering	$—	$119,509

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Nature of Business

Insulet Corporation (the “Company”) is principally engaged in the development, manufacture and marketing of an insulin infusion system for people with insulin-dependent diabetes. The Company was incorporated in Delaware in 2000 and has its corporate headquarters in Bedford, Massachusetts. Since inception, the Company has devoted substantially all of its efforts to designing, developing and marketing the OmniPod Insulin Management System. The Company was considered a development stage company pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, through December 31, 2005. The year 2006 was the first year during which the Company was an operating company and was no longer in the development stage. The Company commercially launched the OmniPod Insulin Management System in August 2005 after receiving FDA 510(k) approval in January 2005. The first commercial product was shipped in October 2005. In May 2007, the Company completed an initial public offering of its common stock.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for the complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2007.

The condensed consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements.

The condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto contained in this prospectus.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. The most significant estimates used in these financial statements include the valuation of inventories and equity instruments, the lives of property and equipment, and warranty and bad debt reserve calculations. Actual results may differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sub-Q Solutions, Inc. All material intercompany balances and transactions have been eliminated in consolidation. To date there has been no activity in Sub-Q Solutions, Inc.

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Cash and Cash Equivalents

For the purposes of the financial statement classification, the Company considers all highly liquid investment instruments with original maturities of ninety days or less, when purchased, to be cash equivalents. Cash equivalents consist of money market accounts and are carried at cost, which approximates their fair values. Outstanding letters of credit, principally relating to security deposits for lease obligations, totaled $200,000 as of June 30, 2007 and December 31, 2006.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due from third-party payors and patients. In estimating whether accounts receivable can be collected, the Company analyzes payor and patient concentrations, payor and patient credit-worthiness, and competitive benchmarks. Any allowances are recorded in the period when the revenue is recorded, and allowances are adjusted currently for any changes in estimated collections.

Bad debt expense for the three and six months ended June 30, 2007 amounted to $270,000 and $389,000, respectively. There were $26,000 and $52,000 in write-offs or other adjustments to the allowance for doubtful accounts during the three months and six months ended June 30, 2007, respectively. There were no write-offs during 2006.

Inventories

Inventories are valued at the lower of actual cost or market, using the first-in, first-out (“FIFO”) method. Inventory has been written down to market for all periods presented as the Company currently manufactures its product at a loss. Work in process is calculated based upon a build up in the stage of completion using estimated labor inputs for each stage in production. Costs for Personal Diabetes Managers (“PDMs”) and OmniPods include raw material, labor and manufacturing overhead. The Company evaluates inventory valuation on a quarterly basis for obsolete or slow-moving items.

Property & Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is shorter. Assets capitalized under capital lease are amortized in accordance with the respective class of owned assets and the amortization is included with depreciation expense. Maintenance and repair costs are expensed as incurred.

Impairment of Property & Equipment

The Company reviews the carrying value of its property and equipment to assess the recoverability of these assets whenever events indicate that impairment may have occurred. As part of this assessment, the Company reviews the future undiscounted operating cash flows expected to be generated by those assets. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

Revenue Recognition

The Company generates revenue from sales of its OmniPod Insulin Management System to diabetes patients. The initial sale to a new customer typically includes OmniPods and a Starter Kit, which include the PDM, two OmniPods, the OmniPod System User Guide and the OmniPod System Interactive Training CD. The Company offers a 45-day right of return for its Starter Kits sales (the Company changed from a 30-day right of return effective for shipments prior to December 1, 2006). Subsequent sales to existing customers typically consist of additional OmniPods. Revenue is recognized in accordance with Staff Accounting

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. With respect to these criteria:

•	The evidence of an arrangement generally consists of a physician order form, a patient information form, and if applicable, third-party insurance approval.

•	Transfer of title and risk and rewards of ownership are passed to the patient upon shipment from the Company.

•	The selling prices for all sales are fixed and agreed with the patient, and if applicable, the patient’s third-party insurance provider(s) prior to shipment and are based on established list prices or, in the case of certain third-party insurers, contractually agreed upon prices.

The Company has considered the requirements of Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, when accounting for the OmniPods and Starter Kits. EITF 00-21 requires that the Company assess whether the different elements qualify for separate accounting. The Company recognizes revenue for the initial shipment to a patient or other third party once all elements have been delivered and the right of return has expired.

The Company has applied Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When the Right of Return Exists. In accordance with SFAS No. 48, the Company defers the revenue and, to the extent allowed, all related costs of all initial shipments until the right of return has lapsed. The Company had deferred revenue of $763,000 and $284,000 as of June 30, 2007 and December 31, 2006, respectively.

The Company recognizes subsequent sales of OmniPods upon shipment in accordance with the provisions set forth by SAB 104.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains the majority of its cash with one accredited financial institution. Although revenues are recognized from shipments directly to patients, the majority of shipments are billed to third party insurance payors.

Research and Development

The Company’s research and development expenses consist of engineering, product development, quality assurance, clinical function and regulatory expenses. These expenses are primarily comprised of employee compensation, including salary, benefits and stock-based compensation. The Company also incurs expenses related to consulting fees, materials and supplies, and marketing studies, including data management and associated travel expenses. Research and development costs are expensed as incurred.

Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations. Upon adoption and as of June 30, 2007, the Company had no unrecognized tax benefits recorded.

The Company files federal and state tax returns. The Company has accumulated significant losses since its inception in 2000. Since the net operating losses may potentially be utilized in future years to reduce taxable income, all of the Company’s tax years remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recognizes estimated interest and penalties for uncertain tax positions in income tax expense. Upon adoption and as of June 30, 2007, the Company had no interest and penalty accrual or expense.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share Based Payment (“SFAS 123R”), which is a revision of Statement No. 123 (“SFAS 123”) Accounting for Stock Based Compensation. SFAS 123R supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Prior to January 1, 2006, the Company accounted for employee stock based compensation in accordance with the provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the stock and the exercise price of the option. The stock based compensation is amortized using the straight-line method over the vesting period.

SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123R for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123R adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123R, the Company will not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

Effective January 1, 2006 with the adoption of SFAS 123R, the Company elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123R, the Company will recognize the compensation expense of share-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. Due to the recent completion of its initial public offering, the Company does not have sufficient history of market prices of its common stock as it was not a public company, and as such estimates volatility in accordance with Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107) using historical volatilities of comparable public entities. The expected life of the awards is estimated based on the “SEC Shortcut Approach” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on company history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

estimates. Stock based compensation expense recognized in the financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. The Company evaluates the assumptions used to value the awards on a quarterly basis and if factors change and different assumptions are utilized, stock based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock based compensation expense.

Prior to April 1, 2006, the exercise prices for options granted were set by the Company’s board of directors based upon guidance set forth by the American Institute of Certified Public Accountants (“AICPA”) in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. To that end, the board considered a number of factors in determining the option price, including the following factors: (1) prices for the Company’s preferred stock, which the Company had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of the Company’s preferred stock and common stock in the Series A through Series E financing, (2) obtaining FDA 510(k) clearance, (3) launching the OmniPod System and (4) achievement of budgeted revenue and results.

In connection with the preparation of the financial statements for the initial public offering, the Company retrospectively estimated the fair value of its common stock based upon several factors, including the following: (1) operating and financial performance, (2) progress and milestones attained in the business, (3) past sales of convertible preferred stock, (4) the results of the retrospective independent valuations, and (5) the expected valuation obtained in an initial public offering. The Company believes this to have been a reasonable methodology based on the factors above and based on several arm’s length transactions involving the Company’s stock supportive of the results produced by this valuation methodology.

See Note 7 for a summary of the stock option activity under our stock based employee compensation plan.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS 157 in the first quarter of fiscal year 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the requirements of SFAS 159 and has not yet determined the impact on its financial statements.

3.	Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, excluding unvested restricted common shares. For all periods presented there were no unvested restricted common shares. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common share equivalents from options and warrants (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

for the three and six months ended June 30, 2007 and 2006, respectively, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common share equivalents consist of the following:

	As of		As of
	June 30,		March 31,
	2007	2006	2007	2006

Series A redeemable convertible preferred stock	—	380,705	—	380,705
Series B redeemable convertible preferred stock	—	2,263,651	—	2,263,651
Series C redeemable convertible preferred stock	—	3,988,337	—	3,988,337
Series D redeemable convertible preferred stock	—	5,584,722	—	5,584,722
Series E redeemable convertible preferred stock	—	5,230,376	—	5,230,376
Outstanding options	2,765,148	2,406,206	2,511,691	2,173,256
Outstanding warrants	204,293	125,853	219,981	125,853

Total	2,969,441	19,979,850	2,731,672	19,746,900

4.	Inventories

Inventories consist of the following:

	As of	As of
	June 30,	December 31,
	2007	2006
	(In thousands)

Raw materials	$1,895	$1,177
Work-in-process	572	367
Finished goods	1,662	1,846

	$4,129	$3,390

Inventory was adjusted by $580,000 and $1.5 million as of June 30, 2007 and December 31, 2006, respectively, to reflect values at the lower of cost or market. At June 30, 2007 and December 31, 2006, 40% and 54%, respectively, of the reported finished goods inventory is valued below the Company’s cost. The Company’s production process has a high degree of fixed costs due to the early stage of capacity build-up and market penetration of its products. Consequently, sales and production volumes have not been adequate to result in per-unit costs that are lower than the current market price for the Company’s products.

5.	Indebtedness and Warrants to Purchase Shares Subject to Redemption

Loan and Security Agreements

On June 2, 2005, the Company entered into a $10.0 million term loan and security agreement with Lighthouse Capital Partners V, L.P. Interest on this term loan was set at a rate of 8%. This term loan required only interest payments through June 1, 2006. After that date, the principal and interest was payable ratably over 42 months. At the end of the amortization period of the term loan, the Company was obligated to make a final payment of $1.0 million, which was being amortized as interest expense over the life of the loan. Upon

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

payment of the term loan in December 2006, the remaining unamortized balance of the final $1.0 million payment was recognized as interest expense.

In connection with this term loan, the Company issued a warrant to the lender to purchase up to 330,579 shares of Series D preferred stock. The Company recorded the $251,000 fair value of the warrant as a discount to the term loan. The cost of the warrant was being amortized to interest expense over the 54-month life of this term loan. The remaining balance of the discount was expensed upon payment of the term loan in December 2006.

On December 27, 2006, the Company entered into a credit and security agreement with a group of lenders led by Merrill Lynch Capital pursuant to which the Company borrowed $30.0 million in a term loan. The Company used $9.5 million of the proceeds from this term loan to repay all amounts owed under the term loan with Lighthouse Capital Partners V, L.P. This term loan is secured by all the assets of the Company other than its intellectual property. The borrowings under the term loan bear interest at a floating rate equal to the LIBOR rate plus 6% per annum. Interest is payable on a monthly basis during the term of the loan and, beginning on October 1, 2007, principal will be repaid in 33 equal monthly installments of $909,091. This term loan is also subject to a loan origination fee amounting to $900,000. The Company has capitalized these costs as deferred financing costs as of December 31, 2006. The deferred cost asset will be amortized to interest expense over the 42-month life of this term loan. This term loan is subject to acceleration upon the occurrence of any fact, event or circumstance that has resulted or could reasonably be expected to result in a material adverse effect. Consequently, such term loan was classified as a current liability at December 31, 2006 in accordance with the provisions set forth by FASB Technical Bulletin No. 79-3 Subjective Acceleration Clause in Long-Term Debt Agreements. At June 30, 2007, the term loan principal has been presented in the Company’s consolidated balance sheet with its current and non-current components stated separately. Subsequent to the Company’s initial public offering of common stock in May 2007, and the receipt of proceeds from the offering, the provisions set forth by FASB Technical Bulletin No. 79-3 Subjective Acceleration Clause in Long-Term Debt Agreements no longer caused the Company’s debt to be classified as current.

In connection with this term loan, the Company issued warrants to the lenders to purchase up to 247,252 of Series E preferred stock. The Company recorded the $835,000 fair value of the warrants as a discount to the term loan. The costs of the warrants are being amortized to interest expense over the 42-month life of this term loan.

Warrants

In connection with the term loans with Lighthouse Capital Partners and a group of lenders led by Merrill Lynch Capital, the Company issued warrants to the lenders to purchase shares of its redeemable convertible preferred stock. Prior to the Company’s initial public offering, these warrants were recorded as “warrants to purchase shares subject to redemption” in current liabilities in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5 Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP-150”).

Upon the closing of the Company’s initial public offering, all warrants converted into warrants to purchase shares of common stock at a ratio of one share of common stock for every 2.6267 shares of redeemable convertible preferred stock. In connection with this conversion, the exercise prices of the warrants were also adjusted to an exercise price of $6.36 per share in the case of the Series D warrant and an exercise price of $9.56 per share in the case of the Series E warrants.

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Significant terms and fair values of warrants to purchase common stock are as follows (in thousands except share and per share data), and reflecting the conversion ratio of 2.6267 redeemable convertible preferred stock for each one common share:

			Shares as of		Fair Value as of
	Expiration	Exercise Price	June 30,	December 31,	December 31,
Stock	Date	per Share	2007	2006	2006

Series D preferred	June 2, 2012	$6.36	125,853	125,853	$1,096
Series E preferred	Dec. 27, 2013	9.56	78,440	94,128	835

Total			204,293	219,981	$1,931

In the three months ended June 30, 2007, a member of the group of lenders led by Merrill Lynch Capital exercised their right to convert 15,688 warrants into common stock, resulting in the issuance of 5,688 common shares.

The Company recorded $835,000 fair value of the warrants for Series E preferred stock as a discount to the term loan. The fair value of the warrants is being amortized to interest expense over the 42-month life of this term loan

Upon the closing of the Company’s initial public offering on May 18, 2007, all outstanding warrants to purchase shares of the Company’s preferred stock were converted into warrants to purchase shares of common stock and, as a result, are no longer be subject to FSP 150-5 for periods ended or ending on or after that date. The aggregate fair value of these warrants as of May 18, 2007, determined to be $2,005,000, was reclassified from liabilities to additional paid-in capital, a component of stockholders’ equity. No periodic fair value adjustments will be made in future periods.

The Company recorded other income of approximately $10,000 in the three months ended June 30, 2007, as the aggregate fair value of warrants decreased from the value recorded at March 31, 2007. The decrease in fair value is primarily caused by a lower expected life for the warrants, considering the existence of a market for the Company’s common stock.

6.	Commitments and Contingencies

Operating Leases

The Company leases its facilities, which are accounted for as operating leases. The leases generally provide for a base rent plus real estate taxes and certain operating expenses related to the leases. The Company entered into a new lease in 2004 which contains renewal options, escalating payments and leasehold allowances over the life of the lease. The Company has considered FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, in accounting for these lease provisions.

Legal Proceedings

The Company is currently not subject to any material pending legal proceedings.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future claims.

7.	Equity

On April 12, 2007, the Company’s Board of Directors approved a 1-for-2.6267 reverse stock split of the Company’s common stock, which was executed on May 10, 2007. All share and per share amounts of common and preferred stock in the accompanying consolidated financial statements have been restated for all periods to give retroactive effect to the stock split.

On May 18, 2007, the Company issued and sold 7,700,000 shares of common stock at a price to the public of $15.00 per share. On June 12, 2007, the Company issued and sold an additional 665,000 shares of common stock at a price to the public of $15.00 per share pursuant to the underwriters’ partial exercise of their over-allotment option. In connection with the initial public offering, the Company received total gross proceeds of $125.5 million, or approximately $113.4 million in net proceeds after deducting underwriting discounts and offering expenses.

In the three months ended June 30, 2007, 15,688 warrants issued in relation to the Company’s term loan were converted into common stock, resulting in the issuance of 5,688 common shares. In addition, 8,888 and 37,256 common shares were issued related to exercises of employee stock options in the three and six months ending June 30, 2007, respectively.

Redeemable Convertible Preferred Stock Conversion

Upon the closing of the initial public offering of the Company’s common stock, all redeemable convertible preferred stock converted to common stock.

Stock Option Plans

On May 18, 2007, upon the closing of the Company’s initial public offering, the Company’s 2007 Stock Option and Incentive Plan (the “2007 Plan”) became effective and the Company’s board of directors determined not to make any further grants under the Company’s 2000 Stock Option and Incentive Plan. Under the 2007 Plan, awards may be granted to persons who are, at the time of grant, employees, officers, non-employee directors or key persons (including consultants and prospective employees) of the Company. The 2007 Plan provides for the granting of stock options, stock appreciation rights, deferred stock awards, restricted stock, unrestricted stock, cash-based awards, performance share awards or dividend equivalent rights. The Company has reserved 535,000 shares of common stock for issuance under the 2007 Plan, which amount will be increased on January 1, 2008, and on each January 1 thereafter through January 1, 2012, by a number of shares equal to 3% of the number of shares of common stock of the Company outstanding as of the immediately preceding December 31, or 725,000 shares. At June 30, 2007, 433,632 options were available for future grant.

Under the Company’s 2000 Stock Option and Incentive Plan (the “2000 Plan”), options could be granted to persons who were, at the time of grant, employees, officers, or directors of, or consultants or advisors to, the Company. The 2000 Plan provided for the granting of non-statutory stock options, incentive stock options, stock bonuses, and rights to acquire restricted stock. The option price at the date of grant was determined by the Board of Directors and, in the case of incentive stock options, could not be less than the fair market value of the common stock at the date of grant, as determined by the Board of Directors. Options granted under the

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

2000 Plan generally vest over a period of four years and expire 10 years from the date of grant. The provisions of the Plan limit the exercise of incentive stock options. At the time of grant, options are typically immediately exercisable, but subject to restrictions. The restrictions generally lapse over a period of four years.

Activity under the Company’s Stock Option Plans:

		Weighted
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Options(#)	Price($)	Value($)

Balance, December 31, 2006	2,318,250	3.15
Granted	499,206	12.98
Exercised	(37,256)	0.95	428,116	(1)
Canceled	(15,052)	5.91

Balance, June 30, 2007	2,765,148	5.06	25,285,827	(2)

Vested, June 30, 2007	1,949,109	2.13	23,532,816	(2)

Vested and expected to vest, June 30, 2007(3)	2,488,080

(1)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock as of the date of exercise and the exercise price of the underlying options.

(2)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock as of June 30, 2007, and the exercise price of the underlying options.

(3)	Represents the number of vested options as of June 30, 2007, plus the number of unvested options expected to vest as of June 30, 2007, based on the unvested options outstanding at June 30, 2007, adjusted for an estimated forfeiture rate of 10.02%.

Employee Stock-Based Awards Granted On or Subsequent to January 1, 2006

Effective January 1, 2006, the Company adopted SFAS 123R, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company’s employees, directors and consultants. The Company’s financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Stock-based compensation expense recognized is based on the value of the portion of stock-based awards that is ultimately expected to vest. Stock-based compensation expense recognized in the Company’s statements of operations during the year ended December 31, 2006 includes compensation expense for stock-based awards based on the fair value estimated in accordance with the provisions of SFAS 123R. The Company attributes the value of stock-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS 123.

The weighted average estimated fair value of the employee stock options granted was $9.2284 and $5.7913 per share for the three months ended June 30, 2007 and 2006, respectively. The weighted average estimated fair value of the employee stock options granted was $8.5183 and $5.0717 per share for the six months ended June 30, 2007 and 2006, respectively.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. The estimated grant date fair values of the employee stock options were calculated using the Black-

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Scholes option pricing model, based on the following assumptions for the three and six months ended June 30, 2007 and 2006, respectively:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Risk-free interest rate	4.81%	5.05%	4.81%	4.89%
Expected term (in years)	6.25	6.25	6.25	6.25
Dividend yield	0	0	0	0
Expected volatility	67.00%	71.36%	67.00%	71.36%

Risk-free interest rate.  The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected volatility.  Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable companies.

Expected term.  The expected term of stock options represents the period the stock options are expected to remain outstanding and is based on the “SEC Shortcut Approach” as defined in SAB 107, Share-Based Payments, which is the midpoint between the vesting date and the end of the contractual term.

Dividend yield.  The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.  SFAS 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The amount of stock-based compensation expense that is expected to be recognized for outstanding, unvested options as of June 30, 2007 is as follows (in thousands):

2007	$762
2008	1,487
2009	1,487
2010	1,156
2011	254

$5,146

Employee stock-based compensation expense under SFAS 123R recognized in the three and six months ended June 30, 2007 was $298,000 and $507,000, respectively. For the same periods in 2006, employee stock-based compensation recognized was $126,000 and $154,000, respectively.

At June 30, 2007, the Company had $5,146,000 of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures. The expense will be recognized over a weighted-average period of approximately two years.

INSULET CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

8.	Income Taxes

The Company provided a valuation allowance for the full amount of its net deferred tax asset for all periods because realization of any future tax benefit cannot be sufficiently assured as we do not expect income in the near-term.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

9.	Subsequent Events

Contract Manufacturing Agreement

On October 4, 2007, the Company entered into a first addendum to that certain non-exclusive contract manufacturing agreement, dated January 3, 2007, between the Company and a subsidiary of Flextronics International Ltd. (“Flextronics”). Pursuant to the original manufacturing agreement, Flextronics has been providing a sub-assembly of components to the Company’s OmniPod disposable insulin infusion device. This first addendum expands the scope of the services to be provided by Flextronics under this manufacturing agreement to include the production of the OmniPod device itself towards the end of 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Insulet Corporation

We have audited the accompanying consolidated balance sheets of Insulet Corporation, as of December 31, 2006 and 2005, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated April 3, 2007, except for Note 14, as to which the date was May 10, 2007 which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern, the Company, as discussed in Note 1, has completed an initial public offering which resulted in net proceeds of approximately $113.4 million. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insulet Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, “Share Based Payments”, using the prospective-transition method.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 3, 2007, except for Note 1, Going Concern
      and Liquidity, as to which the date is October 17, 2007,
      and Note 14, as to which the date is May 10, 2007

INSULET CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,
	2005	2006
	(In thousands, except share data)

ASSETS

Currents assets
Cash and cash equivalents	$7,660	$33,231
Restricted cash	550	—
Accounts receivable, net	140	1,417
Inventories	864	3,390
Prepaid and other current assets	469	1,827

Total current assets	9,683	39,865
Property and equipment, net	7,054	16,999
Other assets	55	276

Total assets	$16,792	$57,140

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities
Accounts payable	$1,624	$3,450
Accrued expenses	1,296	4,193
Deferred revenue	116	284
Current debt	1,479	29,222
Warrants to purchase shares subject to redemption (see Note 7)	—	1,931

Total current liabilities	4,515	39,080
Long-term debt, net of current portion	8,302	—
Other long-term liabilities	315	316

Total liabilities	13,132	39,396
Redeemable convertible preferred stock, $0.001 par value:
Authorized: 32,422,137 shares at December 31, 2005, and 46,408,050 shares at December 31, 2006
Issued and outstanding Series A: 1,000,000 shares stated at liquidation and redemption value December 31, 2005 and 2006 and none pro forma	1,000	1,000
Issued and outstanding Series B: 5,945,946 shares stated at liquidation and redemption value December 31, 2005 and 2006 and none pro forma	11,000	11,000
Issued and outstanding Series C: 10,476,191 shares stated at liquidation and redemption value December 31, 2005 and 2006 and none pro forma	22,000	22,000
Issued and outstanding Series D: 14,669,421 shares stated at liquidation and redemption value December 31, 2005 and 2006 and none pro forma	35,500	35,500
Issued and outstanding Series E: 13,738,661 shares stated at liquidation and redemption value December 31, 2006 and none pro forma	—	50,009
Redeemable convertible preferred stock warrant: See Note 7 and none pro forma	251	—
Stockholders’ (deficit) equity
Common stock, $0.001 par value:
Authorized: 50,000,000 shares at December 31, 2005 and 65,000,000 at December 31, 2006 and 65,000,000 shares pro forma;
Issued: 311,508 and 457,076 shares at December 31, 2005 and 2006, respectively, and 17,904,867 shares pro forma	1	1
Additional paid-in capital	28	293
Accumulated deficit	(66,058)	(102,040)
Deferred compensation	(32)	—
Subscription receivable	(30)	(19)

Total stockholders’ (deficit) equity	(66,091)	(101,765)

Total liabilities and stockholders’ equity	$16,792	$57,140

The accompanying notes are an integral part of these consolidated financial statements.

INSULET CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2005	2006
	(In thousands, except share and per share data)

Revenue	$—	$50	$3,663
Cost of revenue	—	1,530	15,660

Gross loss	—	(1,480)	(11,997)
Operating expenses:
Research and development	9,026	10,764	8,094
General and administrative	3,950	5,490	8,389
Sales and marketing	1,177	3,771	6,165

Total operating expenses	14,153	20,025	22,648

Operating loss	(14,153)	(21,505)	(34,645)
Interest income	333	505	1,378
Interest expense	(1)	(636)	(1,838)
Other expenses	—	—	(845)

Net loss	(13,821)	(21,636)	(35,950)
Accretion of redeemable convertible preferred stock	(64)	—	(222)

Net loss attributable to common stockholders	(13,885)	(21,636)	(36,172)

Net loss per share basic and diluted	$(47.86)	$(70.95)	$(99.72)

Weighted-average number of shares used in calculating net loss per share	290,140	304,962	362,750

The accompanying notes are an integral part of these consolidated financial statements.

INSULET CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
CHANGES IN STOCKHOLDERS’ DEFICIT

	Series A		Series B		Series C		Series D		Series D	Series E
	Redeemable		Redeemable		Redeemable		Redeemable		Warrant for	Redeemable
	Convertible		Convertible		Convertible		Convertible		Redeemable	Convertible				Additional				Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Convertible	Preferred Stock		Common Stock		Paid-in	Accumulated	Deferred	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Preferred Stock	Shares	Amount	Shares	Amount	Capital	Deficit	Compensation	Receivable	Deficit
	(In thousands, except share data)
Balance at January 1, 2004	1,000,000	1,000	5,945,946	11,000	10,476,191	22,000	—	—	$—	—	—	283,057	1	—	(30,587)	(34)	(30)	(30,650)
Issuance of Series D preferred stock
Preferred Stock, net of issuance costs	—	—	—	—	—	—	14,669,421	35,436	—	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	64	—	—	—	—	—	(50)	(14)	—	—	(64)
Exercise of options to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	13,542	—	10	—	—	—	10
Deferred compensation expense related to stock options issued to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	(40)	—	—
Compensation expense related to stock options issued to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,821)	—	—	(13,821)

Balance at December 31, 2004	1,000,000	1,000	5,945,946	11,000	10,476,191	22,000	14,669,421	35,500	—	—	—	296,599	1	—	(44,422)	(58)	(30)	(44,509)
Exercise of options to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	14,909	—	15	—	—	—	15
Deferred compensation expense related to stock options issued to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	13	—	(13)	—	—
Issuance of warrants to purchase Series D preferred stock in connection with debt issuance	—	—	—	—	—	—	—	—	251	—	—	—	—	—	—	—	—	—
Compensation expense related to stock options issued to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	39	—	39
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,636)	—	—	(21,636)

Balance at December 31, 2005	1,000,000	1,000	5,945,946	11,000	10,476,191	22,000	14,669,421	35,500	251	—	—	311,508	1	28	(66,058)	(32)	(30)	(66,091)
Issuance of Series E
Preferred Stock, net of issuance costs	—	—	—	—	—	—	—	—	—	13,738,661	49,787	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	—	—	222	—	—	(222)	—	—	—	(222)
Reclass of warrant in accordance with FAS 150-5 (See Note 7)	—	—	—	—	—	—	—	—	(251)	—	—	—	—	—	—	—	—	—
Exercise of options to purchase common stock	—	—	—	—	—	—	—	—	—	—	—	145,568	—	180	—	—	11	191
Deferred compensation expense related to stock options issued to nonemployees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32)	32	—	—
Compensation expense related to stock options issued to employees	—	—	—	—	—	—	—	—	—	—	—	—	—	307	—	—	—	307
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(35,950)	—	—	(35,950)

Balance at December 31, 2006	1,000,000	$1,000	5,945,946	$11,000	10,476,191	$22,000	14,669,421	$35,500	$—	13,738,661	$50,009	457,076	$1	$293	$(102,040)	$—	$(19)	$(101,765)

The accompanying notes are an integral part of these consolidated financial statements.

INSULET CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Cash flows from operating activities
Net loss	$(13,821)	$(21,636)	$(35,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	323	1,203	2,421
Amortization of debt discount	—	33	219
Redeemable convertible preferred stock warrant expense	—	—	845
Stock compensation expense	16	39	307
Provision for bad debts	—	14	149
Non cash interest expense	—	—	57
Loss on disposal of assets	69	—	771
Changes in operating assets and liabilities:
Accounts receivable	—	(154)	(1,426)
Inventory	—	(864)	(2,526)
Prepaids and other current assets	(172)	(187)	(1,358)
Other assets	(4)	(1)	(221)
Accounts payable and accrued expenses	533	801	4,723
Other long-term liabilities	—	315	1
Deferred revenue	—	116	168

Net cash used in operating activities	(13,056)	(20,321)	(31,820)

Cash flows from investing activities
Purchasing of property and equipment	(2,708)	(5,472)	(13,137)
(Increase) decrease in restricted cash	—	(550)	550

Net cash used in investing activities	(2,708)	(6,022)	(12,587)

Cash flows from financing activities
Proceeds from sale of Series D preferred stock, net of issuance cost	35,436	—	—
Proceeds from sale of Series E preferred stock, net of issuance cost	—	—	49,787
Proceeds from issuance of debt	—	10,000	30,000
Principal payments of long term-debt	—	—	(10,000)
Proceeds from exercise of stock options	10	15	180
Proceeds from payment of subscription receivable	—	—	11
Principal payments under capital lease	(11)	(11)	—

Net cash provided by financing activities	35,435	10,004	69,978

Net increase (decrease) in cash and cash equivalents	19,671	(16,339)	25,571
Cash and cash equivalents, beginning of year	4,328	23,999	7,660

Cash and cash equivalents, end of year	$23,999	$7,660	$33,231

Supplemental disclosure of cash flow information
Interest paid	$1	$473	$1,760
Non-cash financing activities
Accretion of redeemable convertible preferred stock	$64	$—	$222

The accompanying notes are an integral part of these consolidated financial statements.

INSULET CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2005 and 2006

1.	Nature of the Business

Insulet Corporation (the “Company”), located in Bedford Massachusetts, is principally engaged in the development, manufacture and commercialization of an insulin infusion system for people with insulin-dependent diabetes. The Company was incorporated in Delaware on July 20, 2000. Since inception, the Company has devoted substantially all of its efforts to designing and developing the OmniPod Insulin Management System, raising capital and recruiting personnel. As a result, the Company was considered a development stage company pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, through December 31, 2005. The year 2006 is the first year during which the Company is an operating company and is no longer in the development stage. The Company commercially launched the OmniPod Insulin Management System in August 2005 after receiving FDA 510(k) approval in January 2005. The first commercial product was shipped in October 2005.

The OmniPod Insulin Management System was designed to allow patients to make diabetes a smaller part of life while providing the benefits of CSII therapy. The OmniPod System utilizes award-winning proprietary designs and technology to combine the functionality of a conventional insulin pump with that of a blood glucose meter in an innovative, discreet and easy-to-use two-part system that includes:

•	the OmniPod — a small, lightweight, self-adhesive, disposable insulin infusion device that is worn directly on the skin for up to three days and then replaced. The OmniPod delivers insulin according to instructions transmitted wirelessly from the Personal Diabetes Manager (“PDM”); and

•	the PDM — a wireless, menu-driven, hand-held device that is used to program the OmniPod with personalized insulin delivery instructions, monitor the operation of the OmniPod, and check blood glucose levels using blood glucose test strips.

Going Concern and Liquidity (updated through October 17, 2007)

The Company has incurred significant operating losses since inception generating an accumulated deficit at December 31, 2006 of $102.0 million, and is currently selling the OmniPod System at a loss. The future success of the Company is dependent on its ability to obtain additional working capital to develop and market its products, grow the business, and ultimately upon its ability to attain future profitable operations. The Company expects losses to continue into the foreseeable future as it continues to implement its automated manufacturing strategy and commercialize its products.

Prior to its initial public offering in May 2007, the Company funded its cash needs through the issuance of equity securities and debt financing. The Company completed an additional equity financing through the sale of its Series E redeemable convertible preferred stock (see Note 9) and entered into a $30.0 million credit and security agreement to fund working capital needs and general corporate purposes (see Note 7). Prior to the completion of the Company’s initial public offering there was substantial doubt about the Company’s ability to continue as a going concern.

On May 18, 2007, the Company issued and sold 7,700,000 shares of common stock at a price to the public of $15.00 per share. On June 12, 2007, the Company issued and sold an additional 665,000 shares of common stock at a price to the public of $15.00 per share pursuant to the underwriters’ partial exercise of their over-allotment option. In connection with the initial public offering, the Company received total gross proceeds of $125.5 million, or approximately $113.4 million in net proceeds after deducting underwriting discounts and offering expenses. Following receipt of proceeds from the Company’s initial public offering, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

2.	Summary of Significant Accounting Policies

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. The most significant estimates used in these financial statements include the valuation of inventories and equity instruments and the lives of property and equipment. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sub-Q Solutions, Inc. Sub-Q Solutions, Inc. was established on January 27, 2006. All significant intercompany accounts and transactions have been eliminated in consolidation. Sub-Q Solutions, Inc. is a C corporation organized and existing under the laws of the State of Delaware. All of the shares of Sub-Q Solutions, Inc. are owned by Insulet Corporation. To date there has been no activity in Sub-Q Solutions, Inc.

Certain Risks and Uncertainties

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, reliance on third party manufacturers, protection of proprietary technology, and compliance with regulatory requirements.

Fair Value of Financial Instruments

Certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes payable and capital lease obligations approximate their fair values.

Cash, Cash Equivalents and Restricted Cash

For the purposes of the financial statement classification, the Company considers all highly liquid investment instruments with original maturities of ninety days or less, when purchased, to be cash equivalents. Cash equivalents consist of money market accounts and are carried at cost. This approximates their fair values. Outstanding letters of credit, principally relating to security deposits for lease obligations, totaled $500,000 at December 31, 2005 and $200,000 at December 31, 2006. Restricted cash was used as collateral for a letter of credit and potential related fees.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts due from third-party payors and patients. In estimating the collectability of accounts receivable, the Company analyzes payor and patient concentrations, payor and patient credit-worthiness, and competitive benchmarks. These allowances are recorded in the period when the revenue is recorded. The allowances are adjusted currently for any changes in estimated collections.

Bad debt expense for the years ended December 31, 2005 and 2006 amounted to $14,000 and $149,000, respectively. There were no write-offs or other adjustments to the allowance for doubtful accounts during the years ended December 31, 2005 and 2006. As the Company began selling its product during 2005, no revenue, related accounts receivable or bad debt expense was recorded during the year ended December 31, 2004.

Inventories

Inventories are valued at the lower of actual cost or market, using the first-in, first-out (“FIFO”) method. Inventory has been written down to market for all periods presented as the Company currently manufactures its product at a loss. Work in process is calculated based upon a build up in the stage of completion using estimated labor inputs for each stage in production. Costs for PDMs and OmniPods include raw material, labor and manufacturing overhead. The Company evaluates inventory valuation on a quarterly basis for obsolete or slow-moving items.

Property & Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is shorter. Assets capitalized under capital lease are amortized in accordance with the respective class of owned assets and the amortization is included with depreciation expense. Maintenance and repair costs are expensed as incurred.

Impairment of Property & Equipment

The Company reviews the carrying value of its property and equipment to assess the recoverability of these assets whenever events indicate that impairment may have occurred. As part of this assessment, the Company reviews the future undiscounted operating cash flows expected to be generated by those assets. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

Revenue Recognition

The Company generates revenue from the sale of its OmniPod Insulin Management System to diabetes patients. The initial sale to a new customer typically includes OmniPods and Starter Kits, which include the Personal Diabetes Manager (“PDM”), two OmniPods, the OmniPod System User Guide and the OmniPod System Interactive Training CD. The Company offers a 30-day right of return for its Starter Kits sales (the Company changed prospectively to a 45-day right of return effective for shipments subsequent to December 1, 2006). Subsequent sales to existing customers typically consist of OmniPods sales. Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. With respect to these criteria:

•	The evidence of an arrangement generally consists of a physician order form, a patient information form, and if applicable, third-party insurance approval.

•	Transfer of title and risk and rewards of ownership are passed to the patient upon shipment from the Company.

•	The selling prices for all sales are fixed and agreed with the patient, and if applicable, the patient’s third-party insurance provider(s) prior to shipment and are based on established list prices or, in the case of certain third-party insurers, contractually agreed upon prices.

The Company has considered the requirements of Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, when accounting for the OmniPods and Starter Kits. EITF 00-21 requires that the Company assess whether the different elements qualify for separate accounting. The Company recognizes revenue for the Starter Kits once all elements have been delivered and the right of return has expired.

The Company has applied Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When the Right of Return Exists. In accordance with SFAS No. 48, the Company defers the revenue and, to the extent allowed, all related costs of all initial shipments until the right of return has lapsed. The Company had deferred revenue of $284,000 and $116,000 as of December 31, 2006 and 2005, respectively.

The Company recognizes subsequent sales of OmniPods upon shipment in accordance with the provisions set forth by SAB 104.

Shipping and Handling Costs

The Company does not bill its customers for shipping and handling costs associated with shipping its product to its customers. These shipping and handling costs are included in cost of revenues.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents. The Company maintains the majority of its cash with one accredited financial institution.

Although revenues are recognized from shipments directly to patients, the majority of shipments are billed to third party insurance payors. For the year ended December 31, 2005, the two largest third party payors accounted for 27% and 8% of gross revenue and accounts receivable balances. For the year ended December 31, 2006, the three largest third party payors accounted for 15%, 9% and 7% of gross revenue and 9%, 8% and 7% of accounts receivable balances.

Research and Development

The Company’s research and development expenses consist of engineering, product development, quality assurance, clinical function and regulatory expenses. These expenses are primarily related to employee compensation, including salary, benefits and stock-based compensation. The Company also incurs expense related to consulting fees, materials and supplies, and marketing studies, including data management and associated travel expenses. Research and development costs are expensed as incurred.

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were $9,000, $233,000 and $668,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. In light of the Company’s current product offering, and other considerations, management has determined that the primary form of internal reporting is aligned with the offering of the OmniPod System. Therefore, the Company believes that it operates in one segment.

Foreign Currency Transaction Gain or Loss

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction gains included in operations were $16,000 in the year ended December 31, 2004. There were no foreign currency transaction gains or losses in the years ended December 31, 2005 and 2006.

Income Taxes

The Company accounts for income taxes using the liability method as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share Based Payment, or SFAS 123R, which is a revision of Statement No. 123 (“SFAS 123”) Accounting for Stock Based Compensation. SFAS 123R supersedes Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends Financial Accounting Standards Board (“FASB”) Statement No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to January 1, 2006, the Company accounted for employee stock based compensation in accordance with the provisions of APB 25 and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25, and complied with the disclosure provisions of SFAS 123, and related SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the stock and the exercise price of the option. The stock based compensation is amortized using the straight-line method over the vesting period.

SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123R for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, the Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123R’s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123R, the Company will not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

Effective January 1, 2006 with the adoption of SFAS 123R, the Company elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with SFAS 123R, the Company will recognize the compensation expense of share-based awards on a straight-line basis over the vesting period of the award. Stock based compensation expense recognized under SFAS 123R for the year ended December 31, 2006 was $307,000.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company, and as such estimates volatility in accordance with Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107) using historical volatilities of similar public entities. The expected life of the awards is estimated based on the “SEC Shortcut Approach” as defined in SAB 107, which is the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on company history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock based compensation expense recognized in the financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. The Company evaluates the assumptions used to value the awards on a quarterly basis and if factors change and different assumptions are utilized, stock based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock based compensation expense.

Prior to April 1, 2006, the exercise prices for options granted were set by the Company’s board of directors based upon guidance set forth by the American Institute of Certified Public Accountants (AICPA) in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the AICPA Practice Aid. To that end, the board considered a number of factors in determining the option price, including the following factors: (1) prices for the Company’s preferred stock, which the Company had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of the Company’s preferred stock and common stock in the Series A through Series E financing,

(2) obtaining FDA 510(k) clearance, (3) launching the OmniPod System and (4) achievement of budgeted revenue and results.

In connection with the preparation of the financial statements for this offering, the Company retrospectively estimated the fair value of its common stock based upon several factors, including the following factors: (1) operating and financial performance, (2) progress and milestones attained in the business, (3) past sales of convertible preferred stock, (4) the results of the retrospective independent valuations, and (5) the expected valuation obtained in an initial public offering. The Company believes this to have been a reasonable methodology based on the factors above and based on several arm’s-length transactions involving the Company’s stock supportive of the results produced by this valuation methodology.

See Note 10 for a summary of the stock option activity under our stock based employee compensation plan.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for the Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of its 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is evaluating the impact that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS 157 in the first quarter of fiscal year 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial statements.

3.	Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, excluding unvested restricted common shares. As of December 31, 2004 there were 3,090 unvested restricted common shares. For all of the other years presented there were no unvested restricted common shares. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common share equivalents from options and warrants (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss for the years ended December 31, 2004, 2005 and 2006, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common share equivalents consist of the following:

	Year Ended December 31,
	2004	2005	2006

Series A redeemable convertible preferred stock	380,705	380,705	380,705
Series B redeemable convertible preferred stock	2,263,651	2,263,651	2,263,651
Series C redeemable convertible preferred stock	3,988,337	3,988,337	3,988,337
Series D redeemable convertible preferred stock	5,584,722	5,584,722	5,584,722
Series E redeemable convertible preferred stock	—	—	5,230,376
Outstanding options	1,539,526	2,097,192	2,318,250
Outstanding warrants	—	125,853	219,981

Total	13,756,941	14,440,460	19,986,022

4.	Inventories

Inventories consist of the following:

	As of
	December 31,
	2005	2006
	(In thousands)

Raw materials	$380	$1,177
Work-in-process	40	367
Finished goods	444	1,846

	$864	$3,390

Inventory was adjusted by $182,000 and $1.5 million as of December 31, 2005 and 2006, respectively, to reflect values at the lower of cost or market. At December 31, 2005 and 2006, 51% and 54%, respectively, of the total inventory is valued at below the Company’s cost. The Company’s production process has a high degree of fixed costs and due to the early stage of market acceptance for its products, sales and production volumes may vary significantly from one period to another. Consequently, sales and production volumes have not been adequate to provide for per unit costs that are lower than the current market price for the Company’s products.

5.	Property and Equipment

Property and equipment consist of the following:

	Estimated	As of
	Useful Life	December 31,
	(Years)	2005	2006
		(Dollars in thousands)

Machinery and equipment	5	$3,738	$8,559
Construction in process		2,060	7,987
Computer	3	644	975
Software	3	711	1,061
Leasehold improvements	*	1,443	1,730
Office furniture and fixtures	5	339	703

Total property and equipment		$8,935	$21,015
Less: Accumulated depreciation		(1,881)	(4,016)

Total		$7,054	$16,999

*	Lesser of term of lease or useful life of asset.

Depreciation expense related to property and equipment was $1.2 million and $2.4 million for the years ended December 31, 2005 and 2006, respectively.

Construction in process consists of machinery and equipment in the process of being constructed for use in the Company’s automated manufacturing process. Depreciation on the machinery and equipment does not begin until the machinery and equipment are installed and integrated into the manufacturing process.

6.	Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,
	2005	2006
	(In thousands)

Sales commissions	$—	$150
Employee compensation and related expense	702	879
Professional services	317	774
Interest expense	127	—
Construction in process	35	397
Warranty reserve	2	111
Other	113	1,882

Total accrued expenses	$1,296	$4,193

Product Warranty Costs

The Company provides a four-year warranty on its PDMs and replaces any OmniPods that do not function in accordance with product specifications. Warranty expense is recorded in the period that shipment occurs. The expense is based on historical experience and the estimated cost to service the claims. A reconciliation of the changes in the Company’s product warranty liability is as follows:

	Year Ended December 31,
	2005	2006
	(In thousands)

Balance at the beginning of the period	$—	$9
Warranty expense	11	522
Warranty claims settled	(2)	(338)

Balance at the end of the period	$9	$193

Composition of balance:
Short-term	2	111
Long-term	7	82

Total warranty balance	$9	$193

7.	Indebtedness and Warrants to Purchase Shares Subject to Redemption

Loan and Security Agreements

On June 2, 2005, the Company entered into a $10.0 million term loan and security agreement with Lighthouse Capital Partners V, L.P. Interest on this term loan was charged at a rate of 8%. This term loan required only interest payments through June 1, 2006. After that date, the principal and interest was payable ratably over 42 months. At the end of the amortization period of the term loan, the Company was obligated to make a final payment of $1.0 million, which was being amortized as interest expense over the life of the loan. Upon payment of the term loan in December 2006, the remaining unamortized balance of the final $1.0 million payment was recognized as interest expense.

In connection with this term loan, the Company issued a warrant to the lender to purchase up to 330,579 shares of Series D preferred stock. The Company recorded the $251,000 fair value of the warrant as a discount to the term loan. The cost of the warrant was being amortized to interest expense over the 54-month life of this term loan. The remaining balance of the discount was expensed upon payment of the term loan in December 2006.

On December 27, 2006, the Company entered into a credit and security agreement with a group of lenders led by Merrill Lynch Capital pursuant to which the Company borrowed $30.0 million in a term loan. The Company used $9.5 million of the proceeds from this term loan to repay all amounts owed under the term loan with Lighthouse Capital Partners V, L.P. This term loan is secured by all the assets of the Company other than its intellectual property. The borrowings under the term loan bear interest at a floating rate equal to the LIBOR rate plus 6% per annum. Interest is payable on a monthly basis during the term of the loan and, beginning on October 1, 2007, principal will be paid in 33 equal monthly installments of $909,091. This term loan is also subject to a loan origination fee amounting to $900,000. The Company has capitalized these costs as deferred financing costs as of December 31, 2006. The deferred cost asset will be amortized to interest expense over the 42-month life of this term loan. This term loan is subject to acceleration upon the occurrence of any fact, event or circumstance that has resulted or could reasonably be expected to result in a material adverse effect. Consequently, such debt has been classified as a current liability at December 31, 2006 in accordance with the provisions set forth by FASB Technical Bulletin No. 79-3 Subjective Acceleration Clause in Long-Term Debt Agreements.

In connection with this term loan, the Company issued warrants to the lenders to purchase up to 247,252 of Series E preferred stock. The Company recorded the $835,000 fair value of the warrants as a discount to the term loan. The costs of the warrants are being amortized to interest expense over the 42-month life of this term loan.

Warrants

In connection with the term loans with Lighthouse Capital Partners and a group of lenders led by Merrill Lynch Capital, the Company issued warrants to the lenders to purchase shares of its redeemable convertible preferred stock. These warrants have been recorded as “warrants to purchase shares subject to redemption” in current liabilities in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5 Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

Significant terms and fair values of warrants to purchase redeemable convertible preferred stock are as follows (in thousands except share and per share data):

		Exercise	Shares as of		Fair Value as of
		Price	December 31,	December 31,	December 31,	December 31,
Stock	Expiration Date	Per Share	2005	2006	2005	2006

Series D preferred	June 2, 2012	$2.42	330,579	330,579	$251	$1,096
Series E preferred	December 27, 2013	$3.64	—	247,252	—	835

Total			330,579	577,831	$251	$1,931

All warrants automatically convert upon the closing of an initial public offering into warrants to purchase shares of common stock on a 1-for-2.6267 basis at an exercise price of $6.36 per share in the case of the Series D warrant and an exercise price of $9.56 per share in the case of the Series E warrants.

The Company recorded the $251,000 and $835,000 fair value of the warrants for Series D and Series E preferred stock, respectively as a discount to the term loans.

The fair value of the Series D warrants was calculated at issuance and as of December 31, 2005 using the Black-Scholes option-pricing model with the following assumptions: 7 and 6.5 year expected lives, risk-free interest rate of 3.89%, expected volatility of 20%, and no dividend yield. The fair value of the Series D and Series E warrants was calculated as of December 31, 2006, and the fair value of the Series E warrants was calculated upon issuance on December 27, 2006, using the Black-Scholes option-pricing model with the following assumptions: 5.5 (Series D) and 7 year (Series E) expected lives, risk-free interest rate of 4.64%, expected volatility of 71.36%, and no dividend yield.

The Company recorded $845,000 of other expense for the year ended December 31, 2006 to reflect increases in the estimated fair value of the Series D warrants during the period.

8.	Commitments and Contingencies

Operating Leases

The Company leases its facilities, which are accounted for as operating leases. The leases generally provide for a base rent plus real estate taxes and certain operating expenses related to the leases. The Company entered into a new lease in 2004 which contains renewal options, escalating payments and leasehold allowances over the life of the lease. The Company has considered FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, in accounting for these lease provisions.

The Company leases its corporate office under a long-term, noncancelable lease with two five-year renewal options with aggregate future minimum lease payments as of December 31, 2006, as follows (in thousands):

Minimum
Year	lease payments

2007	$508
2008	508
2009	381

Total	$1,397

Rent expense of approximately $468,000, $958,000 and $863,000 was charged to operations as of December 31, 2004, 2005 and 2006, respectively. A total of 30% of rent expense was charged to cost of revenue through December 31, 2006. One of the Company’s operating lease agreements contains scheduled rent increases, which are being amortized over the terms of the agreement using the straight-line method, and are included in other long-term liabilities in the accompanying consolidated balance sheet. Deferred rent was $367,000 as of December 31, 2006.

Capital Leases

The Company leased certain software that is accounted for as capital leases. Amortization of such software is included in depreciation and amortization expense. The Company made a final payment of $22,000 in December 2005.

Legal Proceedings

The Company is not currently subject to any material pending legal proceedings.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future claims.

9.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

In 2006, the Company’s amended and restated certificate of incorporation authorized the Company to issue 65,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the board of directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

Redeemable Convertible Preferred Stock

During October 2000, the Company issued 500,000 shares of Series A redeemable convertible preferred stock (“Series A Preferred”) to investors at $1.00 per share with net cash proceeds of $486,375.

During February 2001, the Company issued 500,000 shares of Series A redeemable convertible preferred stock (“Series A Preferred”) to investors at $1.00 per share with net cash proceeds of $494,766.

During June 2001, the Company issued 5,945,946 shares of Series B redeemable convertible preferred stock (“Series B Preferred”) to investors at $1.85 per share with net cash proceeds of $10,930,598.

During September 2002, the Company issued 10,476,191 shares of Series C redeemable convertible preferred stock (“Series C Preferred”) to investors at $2.10 per share with net cash proceeds of $21,871,834.

During February 2004, the Company issued 14,669,421 shares of Series D redeemable convertible preferred stock (“Series D Preferred”) to investors at $2.42 per share with net cash proceeds of $35,436,234 and during June 2005 issued to an investor a warrant to purchase 330,579 shares of Series D Preferred (“Series D Warrant”).

During February 2006, the Company issued 13,738,661 shares of Series E redeemable convertible preferred stock (“Series E Preferred”) to investors at $3.64 per share with net cash proceeds of $49,787,108 and during December 2006 issued to investors warrants to purchase 247,252 shares of Series E Preferred (“Series E Warrants”).

The holders of the convertible preferred stock have various rights and preferences as follows:

Conversion.  The Preferred Stock is convertible into the Company’s Common Stock at the option of the holder, at any time, based upon the conversion price defined in the Sixth Amended and Restated Certificate of Incorporation, as amended. The conversion price of each respective series of the Preferred Stock is subject to adjustment upon the occurrence of certain dilutive events, such as a stock split. The conversion price of the Series A Preferred is $2.63 per share; the conversion price of the Series B Preferred is $4.86; the conversion price of the Series C Preferred is $5.52; the conversion price of the Series D Preferred is $6.36 per share; and the conversion price of the Series E Preferred is $9.56 per share. The Preferred Stock will automatically convert into the Company’s Common Stock (a) upon the consummation of a qualified public offering from which the aggregate net proceeds equal or exceed $50,000,000 and in which the price per share is at least $14.32, or the equivalent price after adjustment for certain events or (b) upon approval of the holders of (i) at least two-thirds (2/3) of the outstanding Preferred Stock voting or consenting, as the case may be, together as a single class and (ii) at least two-thirds (2/3) of the outstanding Series E Preferred voting or consenting, as the case may be, together as a separate class.

Dividends.  The holders of the Preferred Stock are entitled to receive dividends only when and if declared by the Board of Directors out of funds legally available for that purpose at the following rates: Series A Preferred $0.08 per share; Series B Preferred $0.15 per share; Series C Preferred $0.17 per share; Series D Preferred $0.20 per share; and Series E Preferred $0.29 per share. The holders of the Preferred Stock shall be entitled to receive such dividends prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or other entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock) on the Common Stock. Any partial payment shall be made ratably in proportion to the payment each holder would receive if the full amount of such dividends were paid. Dividends do not accrue and are not cumulative.

Except in limited circumstances, whenever any dividend is declared on any shares of Common Stock, then prior to paying any Common Stock dividend, the Company shall pay to the holders of the Preferred Stock at the time of payment thereof the Common Stock dividend which would have been paid on the shares of Common Stock issuable upon conversion of the Preferred Stock had the Preferred Stock been converted immediately prior to the date on which a record is taken for such Common Stock dividend, or, if no record is taken, the date as to which the record holders of Common Stock entitled to such dividend are to be determined.

Voting Rights.  The holders of the Preferred Stock are entitled to the number of votes equal to the number of Common Stock shares into which they are convertible. Except as otherwise provided by the Sixth Amended and Restated Certificate of Incorporation, as amended, or by law, the preferred stockholders vote with the Common Stockholders as a single class on all actions to be taken by the stockholders of the

Company. At any time when any shares of Series E Preferred are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Sixth Amended and Restated Certificate of Incorporation, as amended, the votes of at least two-thirds (2/3) of the then-outstanding shares of Series E Preferred will be required for the approval of certain events relating to amendments to the Company’s certificate of incorporation or by-laws, increases to the authorized shares of Series E Preferred, and the authorization or issuance of any security having equal or senior rights with the Series E Preferred.

As long as at least 11,457,555 shares of Preferred Stock remain outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Sixth Amended and Restated Certificate of Incorporation, as amended, the votes of at least two-thirds (2/3) of the then-outstanding shares of Preferred Stock, voting together as a single class, will be required for the approval of certain events relating to the liquidation, dissolution, or winding-up of the Company; amendment of the certificate of incorporation; purchase of or payment of cash dividends on Common Stock; creation of a new class of stock or convertible debt obligations; election of and changes to the number of directors of the Company; and authorization, issuance, or purchase of additional preferred stock.

Redemption.  At any time after February 3, 2011, upon the request of the holders of at least two-thirds of the outstanding shares of the Preferred Stock, voting together as a single class, the Company shall redeem all outstanding shares of Preferred Stock. The redemption prices of the Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, and Series E Preferred shall be $1.00, $1.85, $2.10, $2.42 and $3.64 per share, respectively, plus an amount equal to such dividends declared but unpaid thereon until the applicable redemption dates. If the funds of the Company legally available for redemption of shares of Preferred Stock on a Redemption Date are insufficient to redeem the total number of outstanding shares of Preferred Stock the holders of shares of Series E Preferred to be redeemed shall, prior to the redemption of any shares of Series A Preferred, shares of Series B Preferred, shares of Series C Preferred or shares of Series D Preferred, share ratably in any funds legally available for redemption of such shares. If the funds of the Company legally available for redemption of shares of Preferred Stock are insufficient to redeem the total number of outstanding shares of Preferred Stock, after the outstanding shares of Series E Preferred have been redeemed, the holders of shares of Series D Preferred to be redeemed shall share ratably in any funds legally available for redemption of such shares. If the funds of the Company legally available for redemption of shares of Preferred Stock are insufficient to redeem the total number of outstanding shares of Preferred Stock, after the outstanding shares of Series E Preferred and Series D Preferred have been redeemed, the holders of shares of Series A Preferred, Series B Preferred and Series C Preferred to be redeemed shall share ratably in ay funds legally available for redemption of such shares.

Liquidation Preferences Liquidation, Dissolution, or Winding-Up.  In the event of a voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of the Series E Preferred shall be entitled, before any distribution is made to any class or series of stock ranking in liquidation junior to the Series E Preferred, to be paid an amount equal to $3.64 per share or an appropriately adjusted amount, plus an amount equal to any dividends declared but unpaid thereon (the “Series E Liquidation Preference Payments”). Immediately following the Series E Liquidation Preference Payments, the holders of the Series D Preferred shall be entitled, before any distribution is made to any class or series of stock ranking in liquidation junior to the Series D Preferred, to be paid an amount equal to $2.42 per share or an appropriately adjusted amount, plus an amount equal to any dividends declared but unpaid thereon (the “Series D Liquidation Preference Payments”). Immediately following the Series D Liquidation Preference Payments, the holders of Series C Preferred shall be entitled, at the same time, to be paid an amount equal to $2.10 per share or an appropriately adjusted amount, plus an amount equal to any dividends declared but unpaid thereon (the “Series C Liquidation Preference Payments”). Immediately following the Series C Liquidation Preference Payments, the holders of Series A Preferred and Series B Preferred shall be entitled, at the same time, to be paid an amount equal to $1.00 per share or an appropriately adjusted amount and $1.85 per share or an appropriately adjusted amount, respectively, plus an amount equal to any dividends declared but unpaid (the “Series A Liquidation Preference Payments and Series B Liquidation Preference Payments”). If upon the liquidation, dissolution, or winding-up of the Company the assets to be distributed among the holders of the Series E Preferred is insufficient to permit payment to the holders of Series E Preferred under the Series E Liquidation Preference Payments, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series E Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive. If, upon such liquidation event, after the holders of Series E Preferred have been paid in full in accordance with the Series E Liquidation Preference Payments, the remaining assets to be distributed among the holders of Series D Preferred is insufficient to permit payment to the holders of Series D Preferred, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series D Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive. If, upon such liquidation event, after the holders of Series D Preferred have been paid in full in accordance with the Series D Liquidation Preference Payments, the remaining assets to be distributed among the holders of Series C Preferred is insufficient to permit payment to the holders of Series C Preferred, then the remaining assets of the Company legally available for distribution shall be distributed ratably among the holder of Series C Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive. If, upon such liquidation event, after the holders of Series C Preferred have been paid in full in accordance with the Series C Liquidation Preference Payments, the remaining assets to be distributed among the holders of Series A Preferred and Series B Preferred are insufficient to permit payment to the holders of Series A Preferred and Series B Preferred, then the remaining assets of the Company legally available for distribution shall be distributed ratably among the holders of Series A Preferred and Series B Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive.

Right of First Offer.  Subject to certain limited exceptions, for each future sale by the Company of its shares, the Company granted to each investor that holds at least 1,000,000 shares of Restricted Stock (Major Investor) the right to purchase up to the portion of shares equal to the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion of the Preferred Stock then held, by such Major Investor, bears to the total number of shares of Common Stock issued and outstanding, including all shares of outstanding capital stock convertible into Common Stock. “Restricted Stock” shall mean Common Stock and shares of Common Stock issuable or issued upon the conversion of the Preferred Shares and other shares of Common Stock now owned by investors. In the event that any Major Investor fails to exercise its right of first offer, the exercising Major Investors shall be entitled to obtain that portion of the shares not subscribed for by the nonexercising Major Investor at the same proportion calculated above.

10. Stock Option Plan

Under the Company’s 2000 Stock Option and Incentive Plan (the “Plan”), options may be granted to persons who are, at the time of grant, employees, officers, or directors of, or consultants or advisors to, the Company. The Plan provides for the granting of nonstatutory stock options, incentive stock options, stock bonuses, and rights to acquire restricted stock. The option price at the date of grant is determined by the Board of Directors and, in the case of incentive stock options, may not be less than the fair market value of the common stock at the date of grant, as determined by the Board of Directors. Options generally vest over a period of four years and expire 10 years from the date of grant. The provisions of the Plan limit the exercise of incentive stock options. At the time of grant, options are typically immediately exercisable, but subject to restrictions. The restrictions generally lapse over a period of four years. The Company has reserved 3,314,828 shares of common stock for issuance under the Plan. At December 31, 2006, 586,397 options are available for future grant.

The Plan activity follows:

		Weighted
		Average	Aggregate
	Number of	Exercise	Intrinsic
	Options(#)	Price($)	Value($)

Balance, January 1, 2004	946,660	0.99
Granted	743,512	2.55
Exercised	(13,542)	0.71	24,248(	1)
Canceled	(137,104)	1.17

Balance, December 31, 2004	1,539,526	1.73
Granted	598,031	3.65
Exercised	(14,909)	0.97	38,349(	1)
Canceled	(25,456)	2.21

Balance, December 31, 2005	2,097,192	2.27
Granted	441,391	6.62
Exercised	(145,568)	1.23	1,109,488(	1)
Canceled	(74,765)	2.89

Balance, December 31, 2006	2,318,250	3.15	18,715,952(	2)

Vested, December 31, 2004	618,863	0.78
Vested, December 31, 2005	1,093,561	1.28
Vested, December 31 2006	1,639,938	1.78	16,764,377(	2)
Vested and expected to vest, December 31, 2006(3)	2,085,961

(1)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock as of the date of exercise and the exercise price of the underlying options.

(2)	The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock as of December 31, 2006, and the exercise price of the underlying options.

(3)	Represents the number of vested options as of December 31, 2006, plus the number of unvested options expected to vest as of December 31, 2006, based on the unvested options outstanding at December 31, 2006, adjusted for the estimated forfeiture rate of 10.02%.

The options outstanding and currently exercisable by exercise price at December 31, 2006 are as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
Exercise Prices($)	Options(#)	Price($)	Life(Years)

0.26-1.13	180,041	0.486	5.1
1.16-2.23	446,256	1.19	5.9
2.26-3.36	713,300	2.55	7.4
3.39-4.49	525,466	3.60	8.2
4.52-5.59	54,897	4.86	9.0
5.62-6.72	360,605	6.32	9.4
6.75-11.58	37,685	11.22	9.8

	2,318,250	3.15	7.5

Stock-based Compensation for Non-Employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the options vest. The Company believes that the value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model.

Stock-based compensation expense recorded for options granted to non-employees for the years ended December 31, 2004, 2005 and 2006 was $23,000, $40,000 and $0, respectively.

Stock-based Compensation Associated with Awards for Employees

Employee Stock-based Awards Prior to January 1, 2006

Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS 123. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair market value of the Company’s common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The board of directors determined these fair market values in good faith based on the best information available to the board of directors and Company’s management at the time of grant.

Employee Stock-Based Awards Granted On or Subsequent to January 1, 2006

Effective January 1, 2006, the Company adopted SFAS 123R, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company’s employees, directors and consultants. The Company’s financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Stock-based compensation expense recognized is based on the value of the portion of stock-based awards that is ultimately expected to vest. Stock-based compensation expense recognized in the Company’s statements of operations during the year ended December 31, 2006 includes compensation expense for stock-based awards based on the fair value estimated in accordance with the provisions of SFAS 123R. The Company attributes the value of stock-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS 123.

The weighted average estimated fair value of the employee stock options granted was $0.5323, $0.8006 and $5.3704 per share for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes option pricing model, based on the following assumptions for the year ended December 31, 2006:

Risk-free interest rate	4.29-5.19%
Expected term (in years)	6.25
Dividend yield	0.00%
Expected volatility	71.36%

Risk-free interest rate.  The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected volatility.  Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable companies.

Expected term.  The expected term of stock options represents the period the stock options are expected to remain outstanding and is based on the “SEC Shortcut Approach” as defined in SAB 107, Share-Based Payments, which is the midpoint between the vesting date and the end of the contractual term.

Dividend yield.  The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures.  SFAS 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The amount of stock-based compensation expense that is expected to be recognized for outstanding, unvested options as of December 31, 2006 over the next four years is as follows (in thousands):

2007	$550
2008	473
2009	424
2010	149

$1,596

The weighted average grant date fair value of options granted for the year ended December 31, 2006 was $2.0445. Employee stock-based compensation expense under SFAS 123R recognized in the year ended December 31, 2006 was $307,000 and was calculated based on awards ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2006, the Company had $1,596,000 of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures that will be recognized over a weighted-average period of four years.

11.	Defined Contribution Plan

The Insulet 401(k) Retirement Plan is a defined contribution plan in the form of a qualified 401(k) plan, in which substantially all employees are eligible to participate upon the first day of the month following 30 days of service. Eligible employees may elect to contribute, subject to certain IRS limits, from 1% to 20% of their compensation. The Company has the option of making both matching contributions and discretionary profit-sharing contributions to the plan. During 2003, the Company offered a discretionary match of 25% of the first 4% of an employee’s salary that was contributed to the 401(k) plan. The Company match vests over a four-year period (25% per year). The total amount contributed by the Company was $48,000, $38,000 and $72,000 for years ended December 31, 2004, 2005 and 2006, respectively.

12.	Income Taxes

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate as reflected in the financial statements is as follows:

	Year Ended December 31,
	2004	2005	2006

Tax at U.S. statutory rate	(34.00)%	(34.00)%	(34.00)%
State taxes, net of federal benefit	(6.27)	(6.27)	(6.27)
Tax credits	(3.30)	(2.62)	(1.88)
Change in valuation allowance	43.51	42.74	40.49
Other	0.06	0.15	1.66

	0.00%	0.00%	0.00%

Deferred tax assets (liabilities) consisted of the following:

	As of December 31,
	2004	2005	2006
	(In thousands)

Deferred tax assets:
Net operating loss carryforwards	$12,095	$19,176	$34,113
Start up expenditures	5,109	6,818	5,726
Tax credits	1,537	2,105	2,833
Other	438	375	847
Deferred tax liabilities:
Prepaid	—	—	(333)
Depreciation	(40)	(88)	(270)

	19,139	28,386	42,916
Valuation allowance	(19,139)	(28,386)	(42,916)

Net deferred tax asset (liabilities)	$—	$—	$—

The Company provided a valuation allowance for the full amount of its net deferred tax asset for all periods because realization of any future tax benefit cannot be sufficiently assured as we do not expect income in the near-term.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2006, the Company had approximately $84.7 million and $2.8 million of federal net operating loss carryforwards and research and development and other tax credits, respectively, that, if not utilized, will begin to expire in 2020 for federal tax purposes and in 2005 for state tax purposes. As of December 31, 2005, the Company had approximately $47.6 million and $2.1 million of federal net operating loss carryforwards and research and development and other tax credits, respectively. The utilization of such net operating loss carryforwards and realization of tax benefits in future years depends predominantly upon having taxable income. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and tax credit carryforwards which may be used in future years. As there were significant issuances of Series C, Series D and Series E redeemable convertible preferred stock in 2003, 2005 and 2006, respectively, to mostly new investors, it is probable that there will be a yearly limitation placed on the amount of net operating loss and tax credit carryforwards available for use in future years.

13.	Quarterly Data (Unaudited)

Quarter Ended 2006	December 31	September 30	June 30	March 31
	(In thousands, except for share data)

Revenue	$1,641	$920	$880	$222
Gross loss	(2,301)	$(3,459)	$(3,706)	$(2,531)
Net loss	(10,880)	$(9,417)	$(8,713)	$(6,940)
Net loss per share actual	$(27.00)	$(26.48)	$(24.77)	$(20.41)
Net loss per share pro forma(1)	(0.61)	$(0.53)	$(0.49)	$(0.43)

(1)	Pro forma numbers assume all preferred stock is converted 1-for-2.6267 into common stock in connection with this offering.

Quarter Ended 2005	December 31	September 30	June 30	March 31
	(In thousands, except for share data)

Revenue	$50	$—	$—	$—
Gross loss	$(1,480)	$—	$—	$—
Net loss	$(6,514)	$(6,102)	$(4,927)	$(4,093)
Net loss per share actual	$(20.91)	$(19.59)	$(16.46)	$(13.77)
Net loss per share pro forma(1)	$(0.51)	$(0.48)	$(0.39)	$(0.33)

(1)	Pro forma numbers assume all preferred stock is converted 1-for-2.6267 into common stock in connection with this offering.

14.	Subsequent Events

Contract Manufacturing Agreement

On January 3, 2007, the Company entered into a non-exclusive contract manufacturing agreement with a subsidiary of Flextronics International Ltd. for the supply of a sub-assembly of some of the OmniPod’s components. Under this agreement, the Company provides to Flextronics, on a monthly basis, a rolling 12-month forecast indicating the Company’s monthly requirements. The first 90 days of such forecast constitutes the Company’s written purchase order for all work to be completed by Flextronics during that period.

Reverse Stock Split

On April 12, 2007, the Company’s board of directors approved a 1 for 2.6267 reverse stock split of the Company’s common stock, which was executed on May 10, 2007. All share and per share amounts of common stock in the accompanying consolidated financial statements have been restated for all periods to give retroactive effect to the stock split.

The OmniPod System's intuitive, menu-driven PDM and wireless technology make day-to-day diabetes management discreet and easy.

3:00p 2/11
Suggested bolus: 4.00 u
Carbs: 60 g
BG: 150 mg/dL
Insulin on board: 1.00 u
4.00 u
Back
Extend
Enter

Programming bolus doses

3:00p 2/11
105
mg/dL
Status
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Checking blood glucose levels

OmniPod®

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3:00p 2/11
Bolus
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My records
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3:00p 2/11
Press "Enable" to start "basal 2."
basal 2
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12:00a - 4:30a 1.00
4:30a - 8:00a 0.75
8:00a - 3:00p 1.25
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Adjusting basal rates

3:00p 2/11
30-day (n = 15)
300
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100
0
12a
6a
12p
6p
12a
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Insulet Corporation

No strings attached.™

4,769,543 Shares

Common Stock

PROSPECTUS

JPMorgan

Merrill Lynch & Co.

Leerink Swann

Thomas Weisel Partners LLC

Canaccord Adams

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses (excluding the underwriting discount) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$3,970
FINRA filing fee	13,428
Accounting fees and expenses	200,000
Legal fees and expenses	400,000
Printing expenses	200,000
Miscellaneous	12,602
Total	$830,000

The amounts set forth above, except for the SEC registration fee and the FINRA filing fee, are estimated.

Item 14.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our Eighth Amended and Restated Certificate of Incorporation, or certificate of incorporation, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our Amended and Restated By-laws, or by-laws, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) we may indemnify other employees as set forth in the Delaware General Corporation Law, (3) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and may do so for our executive officers and (4) the rights conferred in our by-laws are not exclusive.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees with respect to which we may have indemnification obligations.

The indemnification provisions in our certificate of incorporation, by-laws and the indemnification agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act of 1933.

We have obtained liability insurance for our officers and directors.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued, warrants issued and options granted, by us within the past three years in transactions that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See “Certain Relationships and Related Party Transactions.” No underwriters were involved in any of the following sales of securities.

The securities described in paragraphs (a)(i) and (b) below were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration.

The issuance of stock options and the common stock issued upon the exercise of stock options as described in paragraphs (a)(ii) and (c) below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act. On July 17, 2007, we filed a registration statement on Form S-8 to register, among other things, the issuance of all shares of common stock issuable upon the exercise of all then outstanding stock options.

The common stock issued upon the conversion of warrants and our Preferred Stock as described in paragraphs (a)(iii) and (iv) below was issued in reliance on the exemption from registration set forth in Section 3(a)(9) of the Securities Act relating to exchanges of securities.

(a)	Issuances of Capital Stock

(i) In February 2006, we issued an aggregate of 13,738,661 shares of our Series E Preferred Stock for an aggregate purchase price of $50,008,726.04, or $3.64 per share, to the following purchasers:

Shares of
Series E Preferred
Name of Stockholder	Stock

Alta BioPharma Partners III GmbH & Co., Beteiligungs KG	71,896
Alta BioPharma Partners III, L.P.	1,070,538
Alta Embarcadero BioPharma Partners III, LLC	26,383
MedVenture Associates IV, L.P.	481,401
MedVen Affiliates IV, L.P.	13,104
SightLine Healthcare Fund IV, L.P.	142,110
Teachers Insurance and Annuity Association of America	240,721
Dow Employees’ Pension Plan	210,084
Union Carbide Employees’ Pension Plan	140,056
Caduceus Private Investments II, LP	2,750,230
Caduceus Private Investments (QP) II, LP	1,029,742
UBS Juniper Crossover Fund, L.L.C.	340,907
International Life Sciences Fund III (LP1), L.P.	1,107,333
International Life Sciences Fund III (LP2), L.P.	44,368
International Life Sciences Fund III Strategic Partners, L.P.	11,002
International Life Sciences Fund III Co-investment, L.P.	13,666
Pequot Offshore Private Equity Partners III, L.P.	135,914
Pequot Private Equity Fund III, L.P.	964,149
Prism Venture Partners III, L.P.	1,600,220
Prism Venture Partners III-A, L.P.	48,132
Versant Venture Capital I, L.P.	252,748
Versant Side Fund I, L.P.	4,945
Versant Affiliates Fund I-A, L.P.	5,495
Versant Affiliates Fund I-B, L.P.	11,538
Federated Kaufmann Fund, a Portfolio of Federated Equity Funds	2,747,253
Aphelion Medical Fund, L.P.	49,451
Red Abbey Venture Partners (QP), LP	164,945
Red Abbey Venture Partners, LP	45,890
Red Abbey CEO’s Fund, LP	8,945
Kelly L. Close	5,495

(ii) From October 2004 through July 16, 2007, we issued an aggregate of 202,387 shares of common stock to our officers, directors, consultants, employees and advisors pursuant to the exercise of stock options under our 2000 Stock Option and Incentive Plan. The aggregate exercise price paid upon the exercise of these options was $225,619.99.

(iii) In May 2007, a member of the group of lenders led by Merrill Lynch Capital exercised its right to convert 15,688 warrants into common stock, resulting in the issuance of 5,688 shares of common stock. Additionally, in September 2007, Lighthouse Capital Partners V, L.P. exercised its right to convert a warrant into common stock, resulting in the issuance of 89,821 shares of common stock.

(iv) On May 18, 2007, upon the closing of our initial public offering, all shares of our Preferred Stock automatically converted 1-for-2.6267 into shares of common stock, which resulted in the issuance of 17,447,791 shares of common stock.

(b)	Grant of Warrants

(i) On June 2, 2005, we issued a warrant to purchase 330,579 shares of our Series D Preferred Stock, which had an exercise price of $2.42 per share, to Lighthouse Capital Partners V, L.P. in connection with the procurement of financing from this warrant holder.

(ii) On December 27, 2006, we issued warrants to purchase the following number of shares of our Series E Preferred Stock, which had an exercise price of $3.64 per share, to the following persons in connection with the procurement of financing from them:

Shares of
Series E Preferred
Name of Warrantholder	Stock

Merrill Lynch Capital	115,384
General Electric Capital Corporation	49,450
Oxford Finance Corporation	41,209
Silicon Valley Bank	41,209

Upon the closing of our initial public offering, all shares of our Preferred Stock automatically converted 1-for-2.6267 into shares of common stock, which resulted in the warrants automatically becoming warrants to purchase the following number of shares of our common stock:

Shares of
Name of Warrantholder	Common Stock

Lighthouse Capital Partners V, L.P.	125,853
Merrill Lynch	43,927
General Electric Capital Corporation	18,825
Oxford Finance Corporation	15,688
Silicon Valley Bank	15,688

Subsequent to the closing of our initial public offering, Lighthouse Capital Partners V, L.P. and Oxford Finance Corporation have net exercised their warrants for an aggregate of 95,509 shares of our common stock.

(c)	Grant of Stock Options

As of July 17, 2007, options to purchase 2,685,941 shares of common stock were outstanding under our 2000 Stock Option and Incentive Plan. All such options were granted between January 4, 2001 and May 18, 2007 to our officers, directors, consultants, employees and advisors.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts, on October 18, 2007.

INSULET CORPORATION

By:	/s/ Duane DeSisto
Duane DeSisto
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Duane DeSisto and Carsten Boess, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such attorneys-in-fact and agents so acting deem appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ Duane DeSisto Duane DeSisto	President and Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2007

/s/ Carsten Boess Carsten Boess	Chief Financial Officer (Principal Financial and Accounting Officer)	October 18, 2007

/s/ Alison de Bord Alison de Bord	Director	October 18, 2007

/s/ Gary Eichhorn Gary Eichhorn	Director	October 18, 2007

/s/ Ross Jaffe, M.D. Ross Jaffe, M.D.	Director	October 18, 2007

Signature	Title	Date

/s/ Charles Liamos Charles Liamos	Director	October 18, 2007

/s/ Gordie Nye Gordie Nye	Director	October 18, 2007

/s/ Jonathan Silverstein Jonathan Silverstein	Director	October 18, 2007

/s/ Steven Sobieski Steven Sobieski	Director	October 18, 2007

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1(4)	Eighth Amended and Restated Certificate of Incorporation of Insulet Corporation
3	.2(4)	Amended and Restated By-laws of Insulet Corporation
4	.1(1)	Specimen certificate for shares of common stock
5.1		Opinion of Goodwin Procter LLP as to the legality of the securities
10	.1(2)+	Development and License Agreement between TheraSense, Inc. and Insulet Corporation, dated January 23, 2002
10	.2(3)	Lease between William J. Callahan and Insulet Corporation, dated July 15, 2004
10	.3(3)	Credit and Security Agreement by and among Insulet Corporation, Sub-Q Solutions, Inc., the lenders party thereto and Merrill Lynch Capital, as Administrative Agent, dated as of December 27, 2006
10	.4(1)	Insulet Corporation 2000 Stock Option and Incentive Plan
10	.5(1)	Form of Non-Qualified Stock Option Agreement under the 2000 Stock Option and Incentive Plan
10	.6(1)	Form of Incentive Stock Option Agreement under the 2000 Stock Option and Incentive Plan
10	.7(1)	Insulet Corporation 2007 Stock Option and Incentive Plan
10	.8(1)	Non-Qualified Stock Option Agreement for Employees under the 2007 Stock Option and Incentive Plan
10	.9(1)	Non-Qualified Stock Option Agreement for Non-Employee Directors under the 2007 Stock Option and Incentive Plan
10	.10(1)	Restricted Stock Award Agreement under the 2007 Stock Option and Incentive Plan
10	.11(1)	Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10	.12(1)	Insulet Corporation 2007 Employee Stock Purchase Plan
10	.13(1)	Employment Agreement between Duane DeSisto and Insulet Corporation, dated May 4, 2005
10	.14(1)	Employment Agreement between Carsten Boess and Insulet Corporation, dated May 9, 2006
10	.15(1)	Employment Agreement between Ruthann DePietro and Insulet Corporation, dated February 8, 2006
10	.16(1)	Form of Employee Non-Competition and Non-Solicitation Agreement by and between Insulet Corporation and each of its executive officers
10	.17++	Master Supply Agreement between Insulet Corporation and Flextronic Marketing (L) Ltd., dated January 3, 2007
10	.18++	Addendum to Master Supply Agreement between Insulet Corporation and Flextronic Marketing (L) Ltd., dated October 4, 2007
21.1		List of Subsidiaries
23.1		Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto)
23.2		Consent of Ernst & Young LLP
24.1		Power of Attorney (included in signature page)

+	Confidential treatment granted as to certain portions of this exhibit.

++	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(1)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-140694) filed April 25, 2007.

(2)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-140694) filed May 8, 2007.

(3)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-140694) filed February 14, 2007.

(4)	Incorporated by reference to our Registration Statement on Form S-8 (No. 333-144636) filed July 17, 2007.